06038784

P.E. 12-31-05

PROGRESSIVE® GAMING

INTERNATIONAL CORPORATION

2005 ANNUAL REPORT

Corporate Profile

Progressive Gaming International is a leading supplier of integrated Casino Management Systems Software and Games for the gaming industry worldwide. The Company develops and distributes an expanding array of slot and table games, plus management and progressive jackpot software systems.

The Company is unique in the industry in offering management, progressive systems and games as a modular yet integrated solution. There is a Progressive Gaming International product in virtually every casino in the world. For further information, visit www.progressivegaming.net.

To Our Fellow Shareholders:

We accelerated our transformation to a pure content and technology organization in 2005. Your management team made bold and intelligent decisions to reposition virtually every aspect of the Company while simultaneously investing over $80 million in acquisitions, strategic partnerships, intellectual property, human capital and infrastructure, and completing the next phase of restructuring our balance sheet. We believe this strategy will decrease the time to market for our exciting new series of products and provide the platform for us to be one of the innovative leaders in providing content and technology solutions for legalized gaming operators worldwide.

The addition of people and technologies from the VirtGame and EndX acquisitions in 2005 were critical components to our long-term strategy of delivering gaming applications through multi-wagering server-based systems. We have partnerships with the best legalized gaming operators and suppliers on the globe, including the completion of our investment in Magellan which provides us world-class RFID technology that is mission critical for the Intelligent Table System™. These partnerships should ultimately solidify our market position in table games and table management systems. And last but not least, a combination of several of these key investments have provided us the foundation to provide a variety of gaming applications using mobile and wireless technology.

We believe we have positioned our business with the right products, in the right global markets, with the right partners in an exciting growth industry and have assembled one of the best management teams in any business. Now is the time for us to execute on our mission to provide the legalized gaming industry with high integrity, innovative multi-wagering technologies and content focused on driving incremental revenues for licensed gaming operators, while providing customer service that is second to none worldwide. We are obtaining regulatory product submissions and approvals at a pace never achieved before in the Company's history. This is facilitating excellent progress in 2006 with the approval of our first server-based wagering application in Rapid Bet Live™, the signing of key contracts for table management systems, the continued penetration of the World Series of Poker® Texas Hold 'Em Bonus™ Edition table game and many more opportunities that we expect are just around the corner.

We would like to sincerely thank our long-time shareholders for your patience in assisting us with the long road we have traveled thus far, and our new shareholders for having confidence in our future. We are energized by the opportunities and ultimate value that we have and will create together in the years ahead.

Peter G. Boynton
Chairman of the Board

Russel H. McMeekin
President and Chief Executive Officer

Forward-Looking Statement

This report contains forward-looking statements, including statements regarding the expected time to market for new products, our position in the markets we serve, our ability to deliver new products and the pace of regulatory submissions and approvals. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include, but are not limited to, the overall industry environment, customer acceptance of new products, further approvals of regulatory authorities, competitive pressures and general economic conditions as well as our debt service obligations. For a discussion of these and other factors, please see our most recent annual report on Form 10-K and quarterly reports on Form 10-Q, as well as other subsequent filings with the Securities and Exchange Commission.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Fiscal Year Ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File No. 0-30989

Progressive Gaming International Corporation

(Exact Name of Registrant as Specified in its Charter)

Nevada (State or other jurisdiction of incorporation or organization)	**88-0218876** (I.R.S. Employer Identification No.)
920 Pilot Road, P.O. Box 98686 **Las Vegas, Nevada** (Address of principal executive offices)	**89119** (Zip Code)

Registrant's telephone number, including area code: **(702) 896-3890**

Securities registered pursuant to Section 12(b) of the Act:
NONE

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.10 par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).
Yes ☐ No ☑

The aggregate market value of the common stock of the registrant as of June 30, 2005 held by non-affiliates was $343,549,219.

The number of shares outstanding of the registrant's common stock was 34,367,416 as of March 28, 2006.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be filed with the Securities and Exchange Commission (the "Commission") pursuant to Regulation 14A in connection with the 2006 Annual Meeting of Stockholders incorporated herein by reference into Part III of this Report. Such Definitive Proxy Statement will be filed with the Commission not later than 120 days after December 31, 2005.

CAUTIONARY NOTICE

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include the words "may," "will," "estimate," "intend," "continue," "expect," or "anticipate," and other similar words. Statements expressing expectations regarding our future (including pending gaming and patent approvals) and projections relating to products, sales, revenues and earnings are typical of such statements.

All forward-looking statements, although reasonable and made in good faith, are subject to the risks and uncertainties inherent in predicting the future. Our actual results may differ materially from those projected, stated or implied in these forward-looking statements as a result of many factors, including, but not limited to, overall industry environment, customer acceptance of the Company's new products, delay in the introduction of new products, the further approvals of regulatory authorities, adverse court rulings, production and/or quality control problems, the denial, suspension or revocation of privileged operating licenses by governmental authorities, competitive pressures and general economic conditions, the Company's financial condition and debt service obligations. These and other factors that may affect our results are discussed more fully in "Competition", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report.

Forward-looking statements speak only as of the date they are made. Readers are warned that we undertake no obligation to update or revise such statements to reflect new circumstances or unanticipated events as they occur, and are urged to review and consider disclosures we make in this and other reports that discuss factors germane to our business. See particularly our reports on Forms 10-K, 10-K/A, 10-Q, 10-Q/A and 8-K filed from time to time with the Securities and Exchange Commission.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION
ANNUAL REPORT ON FORM 10-K FOR THE
YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

PART I

Item 1. Business

Overview

We develop, acquire and distribute innovative table and slot game content as well as software products to meet the needs of gaming operators worldwide. Our products include the following:

- *Table and Slot Games.* We develop, acquire, license and distribute proprietary branded and non-branded table and slot games. Our proprietary game content is designed to provide casino patrons an entertaining and enjoyable gaming experience and thereby generate greater revenues for customers than other games available in the market. Our table game products include Caribbean Stud®, Texas Hold'Em Bonus™ poker (also available with World Series of Poker® branding through agreement with Harrah's), Two-Card Joker poker, Progressive Blackjack, Progressive Baccarat, and several other blackjack and poker derivatives. Our slot game content library includes licensed branded game offerings based upon popular brands such as Ripley's Believe It or Not!®, Clue®, Dick Clark® Rock, Roll and Remember, Trivial Pursuit®, Garfield®, KISS®, the Beach Boys, Celia Cruz, Tito Puente, Ed McMahon, and Wink Martindale. In addition, we offer other non-branded games and mystery concepts such as Flip It™, Graveyard Bash™, Office Daze™, Kazoingo™ and Liberty Ball™.

- *Management and Progressive Jackpot Software Systems.* Under the umbrella of CasinoLink® Enterprise Edition, we offer a modular, comprehensive and fully integrated suite of software products that enables casinos to track the wagers placed by both table and slot players as well as accurately account for the performance of each table and slot game. Our customers utilize this data to increase the productivity of their marketing programs and enhance the security of each game, which in turn helps increase their operating efficiency and profitability. With CasinoLink® Enterprise Edition, gaming operators can also implement their own progressive jackpots and bonusing to increase the appeal of games through the opportunity to win larger prizes to provide real-time marketing at each game station.

We were incorporated in Nevada in May 1986.

Recent Developments

During 2005 we introduced the Texas Hold'Em Bonus™ poker game, a new proprietary table game with patented side bet technology that is installed in leading casinos such as The Borgata, Caesars Palace Atlantic City, Hilton Atlantic City, Ameristar Casinos Kansas City, the Rio, Flamingo Hilton, Silver Legacy, Bally's, Paris, and Harrah's Rincon, and at many properties on the Las Vegas Strip and throughout Nevada. We received approval for this game in all major U.S. jurisdictions, including Nevada, in 2005. In addition, in 2005 we announced our plans to introduce an enhanced version of this game with the World Series of Poker® brand, and as of March 2006, regulatory approval has been received in all major U.S. jurisdictions except Mississippi, where approval is pending. Under an agreement with Harrah's Licensing Company, LLC, owner of the World Series of Poker®, we have begun to introduce the new game at Harrah's properties nationwide and the properties of other casino operators.

Rapid Bet Live ™ is our new real-time sports wagering system that allows patrons to place live, real-time wagers while a game is being played. On March 4, 2006, Rapid Bet Live ™ commenced a 30 day field trial at the Palms Hotel and Casino in Las Vegas.

On November 28, 2005, we acquired EndX, a global gaming management systems software company headquartered in the United Kingdom, for approximately $29.2 million in cash, including transaction costs. EndX had been one of our key strategic partners for over three years. The EndX Intelligence product suite is currently installed in over 175 gaming centers in approximately 20 countries worldwide, including centers operated by the three major gaming operators located in the United Kingdom. The EndX product has been integrated as a part of CasinoLink® Enterprise Edition. The modules of EndX include cage and cash management, player marketing, table games accounting, and surveillance and alerts monitoring. In addition, we and EndX previously created a version of TableLink® for the international market. Significant North American multi-site installations that have been completed or are in the process of being installed include 17 sites for the British Columbia Lottery Corporation and four sites for the Saskatchewan Indian Gaming Authority.

To support what we expect will be an eventual shift from traditional, stand-alone slot games to central server-based gaming, we acquired VirtGame in October 2005. VirtGame was a provider of open architecture gaming software primarily focused on the delivery of central-server based slot games and centrally managed sports betting.

In June 2005, to provide our customers with the next generation of radio frequency identification, or RFID, technology in our table systems products, we entered into a worldwide exclusive license, for the life of the subject patents, with Magellan, a developer of advanced, high-speed, ISO-compliant RFID systems. Through this technology we are now able to offer casinos 13.56-megahertz high-frequency technology that utilizes thin flat antennas which our internal testing indicates is significantly faster than the technology we previously offered casinos. We licensed, on an exclusive basis, Magellan's rights to its RFID reader, tag and related intellectual property for any gaming applications and have also purchased a minority equity position in Magellan.

In June 2005, we also entered into initial strategic agreements with IGT and Shuffle Master to create a comprehensive Intelligent Table System™ or ITS. This system combines our TableLink® software module which provides RFID bet recognition capability, with IGT's table management systems, including TableTouchtm, and Shuffle Master's automatic shufflers, IBR optical card reading shoes and other accessories. We and IGT will be responsible for selling and distributing the Table Manager™ and Chip Manager™ portions of the ITS suite of products and any other products developed by us under the definitive agreements. Shuffle Master will become our preferred vendor for automatic card shufflers, IBR optical card shoes and other key accessory products. We are working towards definitive agreements relating to the development and sale of the ITS, but can provide no assurances as to when such agreements will be entered into or if such agreements will be entered into at all.

During the second quarter of 2005, we commenced the process of repositioning our existing slot platform, which includes a focus on developing content through third-party developers. Our goal is to leverage our existing installed base and transition from the existing model to slot games delivered in a central server-based environment.

During the second quarter of 2005, we completed the sale of our interior signage division. With the completion of this sale and the repositioning of the business to be content and technology focused, the Company has revised its segment reporting to more closely reflect the manner in which the business is managed.

During the first quarter of 2005, we completed our acquisition of the table games management system, PitTrak®, including its existing customer base. PitTrak® has similar functionality as TableLink® and provides us with an existing installed base of over 400 tables and access to sell its management solutions worldwide.

During 2005 we entered into several arrangements to develop and license slot content. We continue to increase our pipeline of new slot game content to replace legacy slot brands as they expire or decline in popularity. In December 2005 our license arrangement with Hasbro for the Yahtzee® and Battleship® brands expired. However, we have recently introduced new brands such as KISS®, the Beach Boys® and Ed McMahon as well as 34 non-branded slot titles. We expect our revenues from legacy brands to decline but anticipate an increase in revenues from this new pipeline of slot content during 2006.

Industry Overview

Global Gaming Industry — Market Size

In North America, based on estimates provided by Casino City Press, gaming revenues have increased from approximately $43.3 billion in 2001 to approximately $54.1 billion in 2004, representing a 7.7% compound annual growth rate. Such figures include gaming revenues from commercial casinos, Native American casinos and card rooms and exclude gaming revenues from cruise ships, sports books, pari-mutuel wagering, charity bingos and lotteries. We believe the continued growth in the gaming industry will help drive an increase in demand for gaming products. In 2004, there were approximately 49,000 table games and 2,143,000 gaming machines (excluding electronic bingo and amusements with prizes) installed worldwide, of which an estimated 26,000 table games and 850,000 gaming machines were installed in North America. Gaming activities are currently legal in 38 states in the United States and 10 provinces and territories in Canada.

Growth of the Gaming Industry

We believe consumer demand in the gaming industry has been and continues to be driven by several trends, including:

- *Rising social acceptability and popularity of gaming as a leisure activity.* The gaming industry has grown with the rising popularity and social acceptability of gaming as a leisure activity. According to the American Gaming Association, more than one in five Americans (21%) has developed a more favorable view of casino gaming over the past five to ten years. We believe the proliferation of poker television programming and poker tournaments has also contributed to the continued increase in consumer spending on gaming.

- *Improvement in the breadth and quality of gaming offerings.* Technological advancements have played a critical role in expanding the breadth and improving the quality of gaming offerings. Advanced audio and video capabilities have made slot games more appealing by enabling innovative game content and multi-line, multi-denomination game play, while secondary events, such as progressive jackpots and other bonusing features, have increased the overall entertainment value by providing players the chance to win additional prizes. Patron convenience has also been improved with developments in cashless technology and the use of ticketing with bill validators. We believe that effective promotion of patron loyalty programs by gaming operators has caused patrons to increase their number of annual visits and in turn, increase their gaming and non-gaming expenditures. With the potential regulatory approval of central server-based and downloadable technologies, which will allow players to access a number of different games and other features from one machine, we believe there will be additional growth and replacements in the slot machine sector. Similarly, we believe recent technological breakthroughs and innovations in table game management, including player, chip and game tracking capabilities that enable gaming operators to accurately analyze and reward patrons, may lead to similar increased player appeal for table games.

- *Legalization of gaming in several U.S. States.* Since the beginning of 2004, the legislatures or gaming authorities of several U.S. states, including those in Pennsylvania, Florida, Oklahoma and Maine, have permitted for legalization or expansion of gaming activities within their respective states. Other state legislatures, such as that of Massachusetts, are considering gaming legislation to generate additional tax revenue and stimulate economic development.

- *Proliferation of Native American casino gaming.* Native American gaming represents the fastest growing segment of the North American gaming industry. Gaming revenues from Native American casinos have increased from $12.7 billion in 2001 to $19.0 billion in 2004, representing a 14.2% compound annual growth rate. As of 2005, there were 581 federally recognized Native American tribes, many of which operate gaming facilities, and 161 Native American tribes who have applied for federal recognition.

- *International expansion.* Internationally, we anticipate further growth and expansion in regions such as Macau, Russia, the United Kingdom and the Baltic states. We expect Macau to become the largest gaming market, by revenue, in the world, and growth is expected to continue under its efforts to redevelop the island of Cotai into a Las Vegas-like gaming and entertainment destination market.

Products
Table and Slot Games Segment

Our proprietary game content is designed to provide casino patrons an entertaining and enjoyable gaming experience and thereby generate greater revenues for customers than other games available in the market.

Table Games. We are a leading developer and distributor of proprietary table game content with an installed base of 906 revenue producing games as of December 31, 2005. We have a library of proprietary poker and blackjack derivative table game content that features well-recognized brands, secondary bets and progressive jackpots to enhance player appeal. Our key games include, among others, Caribbean Stud®, Texas Hold'Em Bonus™ poker and Progressive Blackjack®. Our exciting "Progressive Jackpot" feature for table games lets players set aside separate wagers for a chance to win a single, ever-growing, casino-wide or single table jackpot.

In October 2002, we signed an agreement with Rank Group Gaming, to debut what to our knowledge was the world's first operational wide-area progressive jackpot system for table games. Operating on our CasinoLink® Jackpot Station module, the Super Stud Poker wide-area progressive operates in nearly all of Rank's 30 casinos in the United Kingdom.

Our Caribbean Stud® franchise is one of the most popular proprietary table games in the world. As of December 31, 2005, approximately 660 of our Caribbean Stud® tables were in service worldwide. In 2005, we introduced a new table game titled Caribbean Stud® — Diamond Edition. Through the use of wide area progressive technology, Caribbean Stud® — Diamond Edition offers players the opportunity to win a multi-site "progressive" jackpot.

With the increasing popularity of poker, we recently introduced the Texas Hold'Em Bonus™ poker game, a new proprietary table game that is installed in leading casinos such as The Borgata, Caesars Palace Atlantic City, Hilton Atlantic City, Ameristar Casinos Kansas City, the Rio, Flamingo Hilton, Silver Legacy, Bally's, Paris, and Harrah's Rincon, and at many properties on the Las Vegas Strip and throughout Nevada. The Texas Hold'Em Bonus™ poker game with its patented side bet technology, brings a new level of excitement to table game poker rooms and pit areas. Two cards are dealt to each player; two cards to the dealer; and five community cards are dealt face-up in the center for both players and dealers to use in any combination (three, four or all of the five community cards) to form the highest-ranked poker hand. All wagers (ante, bonus, flop, turn and river) are made by the players before receiving and viewing the cards, each step of the way. An optional bonus jackpot wager (side bet) is based on a player's starting hand, and allows players to win based on the posted pay table. We received approval for this game in all major U.S. jurisdictions, including Nevada, in 2005. In addition, in 2005 we announced our plans to introduce an enhanced version of this game with the World Series of Poker® brand under an agreement with Harrah's Licensing Company, LLC, owner of the World Series of Poker®, and as of March 2006, regulatory approval has been received in all major U.S. jurisdictions except Mississippi, where approval is pending. We believe that the similarities between the Texas Hold'Em Bonus™ poker game and the non-proprietary game will help contribute to its success, and we are encouraged by the initial success of this game. As of December 31, 2005, we had an installed base of approximately 145 Texas Hold'Em Bonus™ poker games.

Slot Games. Our slot game content library includes branded game offerings based upon popular brands such as Ripley's Believe It or Not! ®, Clue®, Dick Clark® Rock, Roll and Remember, Trivial Pursuit®, Garfield®, KISS®, the Beach Boys, Celia Cruz, Tito Puente, Ed McMahon, and Wink Martindale. We also continue to offer additional non-branded games and mystery concepts such as Flip It™, Graveyard Bash™, Office Daze™, Liberty Ball™ and Kazoingo™.

In 2003, we shifted our slot game focus to the development and licensing of game content for deployment in our markets through outsourcing partnerships with third party manufacturers and distributors of slot machines. To access leading technology and enhance our operating margins, we have entered into strategic alliances to develop our proprietary game content on our alliance partners' systems and technology. Accordingly, we receive revenue not only from the existing fixed rental payments or revenue participation from gaming devices that we have placed in casinos, but also from license fees for game content provided to multiple third parties for use on their game hardware. In these arrangements, our alliance partners typically provide any hardware and/or ongoing maintenance. We also have certain development contracts whereby other suppliers have agreed to incorporate our intellectual property and game content into their slot platforms or other proprietary products.

During the second quarter of 2005, we commenced the process of repositioning our existing slot platform, which includes a focus on developing content through third-party developers. Our goal is to leverage our existing installed base and transition from the existing model to slot games delivered in a central server-based environment.

To facilitate the use of our slot game content, we developed a Ticket-In Ticket-Out, or TITO, feature to be incorporated into our owned slot games. TITO is an alternative payment method to coin handling on the casino slot floor. Gaming operators can program a slot machine to pay a slot payout, or a portion thereof, with a ticket. The ticket can then be reinserted into another TITO slot machine, be exchanged for cash at a cashier's station or held by the player and used at a later time. We received approval in all major jurisdictions for TITO in 2004 except Nevada, where approval is still pending.

In August 2004, we signed a license and development agreement with IGT to license segments of our patent portfolio of technology and to develop video slot games based on our content, for a term continuing until the last to expire of the patent rights under the agreement. The new games are to be developed on IGT's game platform and distributed by us. Pursuant to this agreement, IGT also licenses aspects of its intellectual property to us for its games and we are committed to purchase from IGT a minimum of 600 slot machines carrying our game content on them over the life of the agreement. In June 2005, IGT purchased from us a worldwide license, with the right to grant sublicenses, to certain of the patents subject to the August 2004 agreement. Under this 2005 agreement, we are restricted from further licensing these patents. In addition, pursuant to the 2005 agreement, IGT has the right to convert its worldwide license into a 100% ownership interest with respect to any or all of the subject patents at any time within 18 months of the agreement.

We lease our table and slot games and license content to customers in exchange for recurring revenues consisting of (i) fixed periodic fees, (ii) a percentage of the "net win" ("net win" produced by a gaming device is defined as gross revenues minus all jackpots, payouts and any approved claims) of the gaming devices for our more popular titles or (iii) license fees for any proprietary slot game content provided to third parties for use on their game hardware. We also receive one-time license fees for our table and slot game content.

Systems Segment

We market our suite of software systems under the CasinoLink® Enterprise Edition umbrella. This modular, comprehensive and fully integrated suite of software products centralizes gaming management, including functions such as slots and tables monitoring, reporting and accounting across all casino properties, improving efficiency, tightening security and surveillance, and lowering costs. The CasinoLink® Enterprise Edition modules run on an easy-to-use Microsoft Windows® and SQL Server® platform. Due to its modular design, our customers can elect to integrate a combination of features or an individual feature into their casino with limited disruption and compatibility issues with their existing back-end systems. The various CasinoLink® Enterprise Edition modules are summarized in the following chart:


CasinoLink®
Enterprise Edition
Table Management Modules
• Player Manager
• Chip Manager
• Game Manager
Casino Management Modules
• CasinoLink Player Tracking
• CasinoLink Slot Management
• CasinoLink Intelligence Suite
Central Server-Based Gaming Modules
• CasinoLink Game Station
• CasinoLink Sports Station
• CasinoLink Rapid Bet Live
CasinoLink Jackpot Station Module
WagerLink Cashless Module

Table Management Modules. The Intelligent Table System™ (ITS) product brings to the table games sector the benefits of accurate and automated data collection and player tracking that we believe was previously seen only in the slot machine sector. ITS is a modular, comprehensive and fully integrated suite of software products that enables casinos to track player activity, monitor games through chip tracking and bet recognition, and provide real time accounting for table games. The information can be interfaced with the casino's main database, such as our CasinoLink® Slot Management module or several other vendors' management systems, and used for rewarding players, generating marketing information and enhancing game security. We believe that improved accuracy and player-initiated ratings are very useful to the casino in identifying and directing complimentary benefits to the customer, and ultimately improving customer loyalty. We believe this solution also enables casinos to better secure the chip activity at their tables and also detect counterfeit chips, while allowing them to redirect supervisor time from administrative to customer-relationship and other tasks.

The Intelligent Table System is available in the following three tiers:

- *Table Manager*™ is the base product upon which the Chip Manager™ and Card Manager™ product offerings are built. Table Manager™ employs magnetic player identification card readers and touch-screen computer displays at each gaming table or at the pit stand. Table Manager™ allows dealers to input a player's time and average bets at the tables for tracking purposes after the player identification card is scanned by the magnetic card reader.

- *Chip Manager*™ can be utilized in conjunction with Table Manager™ for an even more detailed view of table play. With Chip Manager™, manual inputs to track wagers are eliminated by utilizing sensors located at each player position at the table that automatically scan RFID casino chips, which are embedded with microchips that transmit encrypted radio frequency signals. The use of RFID casino chips enables casinos to track the amount wagered in real time, detect counterfeit casino chips and minimize cheating. This real-time data enables our customers to increase casino patron loyalty by more accurately assigning player ratings and more effectively directing complimentary benefits. It also enables casinos to detect counterfeit chips and allows them to redirect supervisor time from administration to customer-relationship and other tasks. In addition, through our agreement with Magellan, we now offer our customers next-generation 13.56-megahertz high-frequency technology that utilizes thin flat antennas and according to our internal tests significantly increases the speed of chip recognition. For example, our internal testing shows that Chip Manager™ is now capable of reading 100 RFID casino chips in approximately 0.2 seconds. We also believe this technology will support the development of further RFID products suitable for expanding customer service and player tracking.

- *Card Manager*™ utilizes Image Based Recognition (IBR) for reading playing cards as they are dealt and which adds yet another level of data analysis by allowing for the monitoring of player betting patterns and the recording of game results. This level of the ITS product is provided by Shuffle Master. Card Manager™ enables gaming operators to better understand the skill level of their patrons, helps minimize dealer mistakes and facilitates detection of card-counting and cheating.

As of December 31, 2005, our table management systems were installed in over 47 casinos in North America, Australia, Europe and South Africa, with an installed base of approximately 1,980 tables, of which approximately 24% use RFID technology to track and measure wagers. We believe that the adoption of RFID technology will increase significantly with the implementation of Magellan's technology.

The Company and IGT will be responsible for the sale and distribution of Table Manager™ and Chip Manager™, and Shuffle Master will be responsible for the sale and distribution of Card Manager™. Pursuant to our product development agreement with Shuffle Master and IGT, we agreed not to manufacture or sell intelligent shoe products for a period of three years, although we may sublicense our IBR patents to third parties. We are working towards definitive agreements relating to the development and sale of the ITS, but can provide no assurances as to when such agreements will be entered into or if such agreements will be entered into at all.

Slot Management Modules. Our Slot Management modules incorporate our existing CasinoLink® Player Tracking and CasinoLink® Slot Management modules.

- *CasinoLink® Player Tracking:* CasinoLink® Player Tracking is composed of micro controller-based printed circuit boards installed within slot machines, as well as card readers, displays and keypads that provide casinos with the ability to track player gaming activity and monitor employee access to slot machines.

- *CasinoLink® Slot Management:* Our CasinoLink® Slot Management module provides gaming operators with robust, highly scalable applications for accounting and auditing, administration and security and marketing. This module is comprised of firmware that provides access to player activity data gathered by the CasinoLink® Player Tracking module. This system also provides access to slot machine activity, including security events, revenue, expenses and other financial reporting metrics. This module is well suited to fulfill the requirements of large, geographically dispersed gaming operators who require multi-site capability.

As of December 31, 2005, our CasinoLink® Slot Management modules have been installed in more than 187 gaming sites worldwide, monitoring approximately 49,700 gaming machines. We have a significant number of gaming system installations in Canada, including in the multi-site, provincial lottery corporations of Alberta, British Columbia, Ontario and Saskatchewan. In the European market we have stand-alone installations in the United Kingdom, Switzerland, Ukraine, Finland, Greece and Italy, as well as multi-site installations in Estonia, Lithuania, Latvia, The Netherlands, The Slovak Republic, Slovenia and Sweden. In the Asia Pacific market, CasinoLink® is installed in Macau and Australia. During the fourth quarter of 2005, we entered into an agreement with a large gaming supplier to install our CasinoLink® product in Class II jurisdictions.

Server-Based Gaming Modules. We are currently developing a suite of centrally managed server-based gaming modules that include CasinoLink® Game Station™ and the CasinoLink® Sports Station modules of PrimeLine™ and Rapid Bet Live™.

- *CasinoLink® Game Station™:* The CasinoLink® Game Station™ module will allow patrons to enjoy a variety of software-based casino games, ranging from slot games to Keno, while sitting at the same gaming machine. To enhance profitability, gaming operators will be able to select the game mix and denominations across the casino floor on a real-time basis.

- *CasinoLink® Sports Station's PrimeLine™ and Rapid Bet Live™:* The PrimeLine™ and Rapid Bet Live™ modules will allow patrons to engage in sports wagering activities, utilizing thin client technology, directly from a gaming machine or a remote device, including traditional game outcome wagers, bet-by-event or play wagering, and simulated sports betting. On March 4, 2006, Rapid Bet Live ™ commenced a 30 day field trial at the Palms Hotel and Casino in Las Vegas.

We believe the utilization of our central server-based gaming modules will allow gaming operators to minimize game replacement costs, offer greater convenience to patrons and increase flexibility to reconfigure the gaming machine area. To expedite our central server-based development efforts, we acquired VirtGame, a gaming software developer primarily focused on central server-based slot games and centrally managed sports betting, in October 2005. VirtGame was a Nevada Gaming Commission licensed provider of innovative sports book software systems and server-based, networked gaming software for regulation gaming applications. VirtGame's technology platform is scalable and customizable, enabling gaming on any hardware platform including personal computers, hand-held devices and mobile phones. We are integrating VirtGame's technologies into our CasinoLink® Enterprise Edition architecture to support what we expect will be an eventual shift from traditional, stand-alone slot games to central server-based gaming.

CasinoLink® Jackpot Station (CJS) Module. CJS allows gaming operators to bring a multi-site, multi-level bonusing and jackpot system in-house and link both slot machines and table games to one or more progressive jackpots. The CJS system is designed to connect directly to the gaming operator's existing casino management systems and permits them to adjust the jackpot frequencies and levels in response to competitive factors in order to increase repeat visits by patrons.

- *Progressive Jackpot.* To create a jackpot, our CJS system monitors play on one or more slot machines or table games and accumulates, in real-time, a predetermined percentage of each bet. This jackpot increases continuously until won by a player and then can be reset automatically to accumulate subsequent jackpots.

- *Bonusing.* Bonusing technology enables the design and delivery of bonuses and other promotions directly to players at the point and time of play, right at their favorite game. A bonusing system provides a cash bonus, which can be random or preset separate from the normal payout for a winning combination, and can be structured to award a player just for playing, with no winning reel combination or minimum coin-in required. While bonus amounts are typically lower than the top progressive payout for the game, the frequency is higher, providing a valuable marketing tool for stimulating, extending and increasing the rate of play.

WagerLink™ Cashless Module. Our WagerLink™ Cashless module allows for electronic funds wagering from a gaming device. This product is currently developed as a module of our CasinoLink® products, and the first site for this product went live in October 2005 at Casino Municipale di Venezia in Venice, Italy. The WagerLink™ Cashless Module will also be adapted to interface with our central server-based gaming modules and ITS products. These developments will offer seamless cashless transactions for each gaming module managed within the CasinoLink® Enterprise Edition product suite.

Other Products

Under a licensing agreement with XpertX, Inc., we hold, except in the case of Nevada, the exclusive worldwide distribution rights to the XpertX Keno system. Key features of this Keno system include: player tracking, including player account information, player trip history, play and win amounts and buy-in limits; reporting functions, including customized audit and management reports and inter-property progressive capabilities; display functions, including in-room television keno display and advertising options; and built-in diagnostic software and disc mirroring features.

TableMAX® is a table game in video format, to which we hold the exclusive license to distribute in certain markets. The TableMAX® video table enables multiple players to play simulated versions of traditional casino card games. We are in the process of installing TableMAX® in various casinos in the Oklahoma market. In March 2006 we received approval from Gaming Laboratories International to place the progressive version of TableMAX® in California.

On November 28, 2005, we acquired EndX, a global gaming management systems software company headquartered in the United Kingdom, for approximately $29.2 million in cash, including transaction costs. EndX had been one of our key strategic partners for over three years. The EndX Intelligence product suite is currently installed in over 175 gaming centers in over 20 countries worldwide, including centers operated by the three major gaming operators located in the United Kingdom. The EndX product has been integrated as a part of CasinoLink Enterprise Edition's Slot Management module. The modules of EndX include cage and cash management, player marketing, table games accounting, and surveillance and alerts monitoring. In addition, we and EndX previously created a version of TableLink for the international market. Significant North American multi-site installations that have been completed or are in the process of being installed include 17 sites for the British Columbia Lottery Corporation and four sites for the Saskatchewan Indian Gaming Authority.

We also supply a number of accessory products that allow our customers to operate a wider variety of progressive games, provide promotional messages, animated and graphic displays, and generate additional statistical and operating information from the slot machines linked to progressive jackpot systems. Available accessories include controllers and displays, as well as devices to boost electrical outputs to a large number of displays, cable and fiber-optic connectors, devices to trigger visual or audio signals when a progressive jackpot is hit, and circuitry for the display of progressive jackpot amounts on the screens of video slot machines. Our proprietary controllers are designed to be compatible with the gaming equipment made by the major slot machine manufacturers. Our controllers are licensed in almost every major U.S. gaming jurisdiction. We believe that we have the largest installed base of controllers in the industry.

Growth Strategies

We aim to be the leading developer and supplier of content and technology-based gaming products. To improve productivity and profitability, we focus our resources on developing, marketing and distributing higher growth and higher margin products that generate revenues on a recurring basis. To achieve our objective, we have adopted the following key strategies for growth:

- *Increase focus on our table management modules.* We believe our table management modules, with state-of-the-art RFID technology licensed through Magellan, bring to the table games sector the benefits of accurate and automated data collection and player tracking previously seen only in the slot games sector. We believe the enhanced performance of chip tracking, coupled with decreasing costs to manufacture RFID-enabled chips, will accelerate the adoption of our table management products across the approximate 49,300 table games worldwide. To increase their marketability, we intend to also market our table management modules as a part of ITS. As a part of the ITS alliance, IGT will, among other things, also be responsible for selling and distributing our portion of the ITS suite of products.

- *Strengthen our leading proprietary table game franchise.* We intend to leverage our Caribbean Stud® franchise by introducing newer versions of this game to maintain and grow its market share. For example, in 2005 we introduced Caribbean Stud® — Diamond Edition, which incorporates our patented progressive betting feature. Additionally, we believe the Texas Hold'Em Bonus™ poker game will be our next significant table game franchise.

- *Market our systems products under the CasinoLink® Enterprise Edition umbrella.* Although our systems are capable of operating independently of one another, we believe utilizing multiple modules of CasinoLink® Enterprise Edition together will enhance the system's functionality. For example, CJS enables our customers to implement their own multi-site, multi-level progressive jackpot systems in a cost-effective manner. When combined with our table and slot management modules, CJS can create progressive jackpots across the entire casino floor. We intend to highlight such value propositions in marketing the CasinoLink® Enterprise Edition products.

- *Complete the development and introduce our server-based wagering modules.* We are currently developing a suite of server-based gaming modules to support what we expect will be an eventual shift towards server-based gaming. Upon completion and approval, we will market Game Station™ and the CasinoLink® Sports Station modules of PrimeLine™ and Rapid Bet Live™ as part of CasinoLink® Enterprise Edition. We intend to utilize recently acquired VirtGame technologies to expedite our central server-based development efforts. We showcased the capabilities of server-based gaming at the Global Gaming Expo in September 2005, with demonstrations of our approximately 35 slot games for use under the Game Station™ architecture. We expect that the adoption of wireless gaming in various jurisdictions will further accelerate the adoption of server-based wagering, primarily for sports and poker applications.

- *Continue expanding our strategic alliances.* Our strategic alliances have allowed us to access key intellectual property and technology assets in developing our products. We obtained exclusive rights to next-generation RFID technology through our Magellan license agreement. We also obtained access to leading gaming machine hardware platforms through our alliances with IGT and Bally Gaming. We intend to continue entering into strategic alliances in our efforts to provide leading technology and content products to our customers.

Segment and Geographic Information

Financial information about segments is incorporated herein by reference to Note 19 "Segment Reporting" to our consolidated financial statements included in Part II in this Annual Report on Form 10-K.

Competition

The markets for our products are highly competitive. We compete with a number of developers and manufacturers of table and slot game and casino management systems. Some of these competitors are larger and have greater access to capital resources than we do. Our future performance may be affected by numerous factors, including:

- the continued popularity of our existing products and our ability to develop and introduce new products that gain market acceptance and satisfy consumer preferences;
- our ability to maintain existing regulatory approvals and obtain future approvals in order to conduct our business; and
- our ability to protect, maintain and enforce our existing intellectual property rights and to adequately secure and enforce such rights for new products.

Substantially all of our products require regulatory approval. We believe that the amount of time and money consumed in the course of obtaining licenses in new jurisdictions and new product approvals in multiple jurisdictions constitute significant obstacles to entry or expansion by new competitors. In addition to regulatory constraints, our intellectual property rights to patents and trademarks help protect our products. We actively seek patent and trademark protection and vigorously enforce our intellectual property rights.

Table and Slot Games Competition

Table Games. In the area of proprietary table games, we are a leading designer and distributor of progressive jackpot table games, and we believe our patents significantly limit the ability of competitors to offer table games with progressive or electronically enhanced side-bet features. A significant competitor in proprietary table games is Shuffle Master, which markets Let It Ride®, Three Card Poker®, Fortune Pai Gow Poker® and Royal Match 21™. We also compete against non-proprietary games such as blackjack. Our patented side-bet progressive jackpot feature, which was developed for Caribbean Stud®, has been successfully adapted for Progressive Blackjack®, and is adaptable for other games, including Two Card Joker Poker™ and Texas Hold'Em Bonus™ poker. Through the deployment of these games, we believe that we can convert industry-standard non-proprietary table games, which are in the public domain, to proprietary games capable of producing a recurring revenue stream for us. We believe that this proprietary feature provides us with a competitive advantage by facilitating our ability to introduce new table games.

Slot Games. We believe the success of many of the recent video-based games and the popularity of many of the themed game introductions is currently dictating the types of slot games being developed. The current competitive environment is placing increasing demands on content providers, requiring a strong pipeline of new slot games and the ability to secure rights to popular brand names and other entertainment-oriented content suitable for adaptation for casino games. Future growth opportunities in the gaming equipment content will result not only from a strong pipeline of well-defined branded games, but also from new product developments and technological advancements.

Our proprietary slot games business faces both direct and indirect competition. Manufacturers that offer proprietary games to casino operators on a lease or participation basis compete directly with us. Direct competitors typically offer specialty, niche or novelty games. In some cases they offer casino customers the right to purchase specialty games at premium prices or at a lower price with ongoing license fees. Manufacturers that sell standard slot machines to casino operators also compete with us for casino floor space and market share. We believe our new business model of delivering increasingly more game content on third party game hardware will allow us to gain entry into various markets and market segments in which we were previously either not present or underrepresented. Our major slot game competitors include AC Coin & Slot Company, Alliance Gaming, Aristocrat Leisure Ltd., the Atronic Group, International Game Technology, Konami Gaming Corporation, Multimedia Games, Inc. and WMS Industries.

Casino Management Systems Competition

Our CasinoLink® Enterprise Edition competes against systems from Alliance Gaming, Aristocrat, International Game Technology, Konami and Atronic. This market is highly competitive. Pricing, product features and functionality, accuracy and reliability are key factors in determining a provider's success in selling its system.

Because of the high initial costs of installing a computerized monitoring system, customers for such systems generally do not change suppliers once they have installed a system. We have been successful primarily with customers in foreign jurisdictions that desire to monitor geographically dispersed casinos from a centralized control facility.

We believe that our products and patents serve as a significant barrier to entry for potential competitors. Our entry level ITS Table Manager® version competes with products marketed by Alliance Gaming and Bravo. To our knowledge, Sensys, in partnership with Chipco International, is also developing a competing product. We believe that our components for progressive jackpot systems enjoy high market share and name recognition in the industry. The primary competitors for our CasinoLink® Jackpot Station components are Aristocrat, Paltronics and IGT. We may, in the future, face additional competition from other component manufacturers. In the placement of progressive jackpot bonusing systems, we compete with IGT and the major slot machine manufacturers who have developed their own proprietary gaming products that incorporate progressive jackpot bonusing systems into their games.

Manufacturing and Assembly Operations

In May 2005, we completed the sale of our interior signage and graphics business as part of the realignment of our business to become a leading global provider of content and technology to the gaming industry. Prior to the divestiture, all manufacturing activities were solely related to the interior signage business and located in Hurricane, Utah. Throughout the year, the assembly and warehousing of our electronic displays and progressive jackpots and systems hardware were conducted in the same facility. Beginning in January 2006, the Company has entered into a three year agreement with a third party contract manufacturer with facilities in Las Vegas, Nevada to assume responsibility for the assembly, warehousing and shipping of our electronics products.

The Company's Las Vegas operation primarily assembles, warehouses and distributes proprietary table games and slot machines purchased from third party manufacturers.

Nearly all of the components and raw materials we use in our products are available from many sources. Many suppliers can provide our electronic displays and progressive jackpots and systems hardware products. Accordingly, we are not dependent in any significant way upon any single supplier or vendor for components, raw materials or assembly.

In August 2004, we signed a license and development agreement with IGT to license segments of our patent portfolio of technology and to develop video slot games based on our content, for a term continuing until the last to expire of the patent rights under the agreement. The new games are to be developed on IGT's game platform and distributed by us. Pursuant to this agreement, IGT also licenses aspects of its intellectual property to us for its games and we are committed to purchase from IGT a minimum of 600 slot machines carrying our game content on them over the life of the agreement.

Marketing and Distribution

We maintain facilities to sell and service our products directly to markets throughout the world. In addition to our headquarters and other facilities in Las Vegas, NV, we have regional sales offices in Sparks, NV; Egg Harbor, NJ; Biloxi, MS; Lane Cove, Australia; Tallinn, Estonia; Houten, The Netherlands; Oldham, England; Oxford, England; and Macau. We have third party sales and service distributors in the Caribbean, Europe, Asia, Australia and Oklahoma. In addition, we have service centers in Kansas City, MO; Chicago, IL; and Calgary, Canada.

Research and Development

Our research and development department is dedicated to developing fun and exciting table and slot games that enhance player entertainment value and to introducing leading, innovative systems products that increase our customer's revenue stream and facilitates operating efficiencies. Headed by our Chief Technology Officer, our R&D staff of approximately 80 employees possesses significant experience in software and content design and development. Our current emphasis is on developing new technologies to expand and improve CasinoLink® Enterprise Edition's functionalities and developing new game content through third parties to refresh and grow our installed base of gaming devices.

To expedite the development of new slot games for our Game Station™ module, we are concurrently creating a game development kit, a suite of software tools designed for third-party game developer partners to quickly expand our content library. At the Global Gaming Expo in September 2005, we demonstrated approximately 35 new slot games which were designed specifically for our Game Station module. Ten of these games are also available in a stand-alone slot machine format.

We conduct extensive testing on the products we offer to ensure they meet the key performance and quality standards as required by gaming regulators. In addition, our R&D personnel constantly work with our customers to respond to their needs and to ensure compatibility with other products currently available in the market. Moreover, we closely monitor the evolving standards in the gaming industry so that we are able to respond and address new technologies as they emerge.

We believe our intellectual property rights, patents, trademarks and copyrights are significant assets. In particular, we own or have license rights to over 40 patents in the area of RFID technology and related table games system management. This portfolio took over five years to develop and is expected to be a main focus of our R&D resources in 2006 and beyond, and is expected to continue to evolve as we look towards the next generation of RFID technology's use within table systems management. In addition to internally developed and acquired emerging gaming technologies, we also rely on strategic partnerships to obtain access to intellectual property. For example, our joint development agreements with IGT and Bally provide us with access to technologies related to leading gaming hardware platforms.

We intend to vigorously protect the investment in our research and development efforts and the unique features of our products and services by maintaining our intellectual property rights. However, we cannot ensure that intellectual property rights will not be infringed. Additionally, we cannot be sure that our pending applications for additional intellectual property rights will be granted.

During the years ended December 31, 2005, 2004, and 2003, we expended approximately $8.1 million, $6.1 million, and $5.2 million respectively, on research and development activities.

Employees

As of December 31, 2005, we had approximately 315 employees worldwide, of whom approximately 26 were in operations and assembly, 59 in sales and marketing, 93 in installation and service, 80 in research and development and 57 in administration. None of our employees are covered by a collective bargaining agreement. We believe that we enjoy good relations with our employee work force.

Government Regulation

Overview

We are subject to regulation by governmental authorities in most jurisdictions in which our products are sold or used by persons or entities licensed to conduct gaming activities. Gaming regulatory requirements vary from jurisdiction to jurisdiction, and obtaining licenses, findings of suitability, registrations and/or other required approvals with respect to us, our personnel and our products are time-consuming and expensive. References in this "Government Regulation" section to "Progressive," "we," "us" and "our" are to Progressive Gaming International Corporation only, and not to its subsidiaries.

Generally, gaming regulatory authorities have broad discretionary powers and may deny applications for or revoke approvals on any basis they deem reasonable. Despite our experience, we may be unable to obtain or maintain necessary gaming regulatory approvals for us, our products or our personnel.

We, either directly or through our subsidiaries, have approvals that enable us to conduct our business in numerous jurisdictions, subject in each case to the conditions of the particular approvals. These conditions may include limitations as to the type of game or product we may sell or lease, as well as limitations on the type of facility (such as riverboats) and the territory within which we may operate (such as tribal nations). Jurisdictions in which we (together with our subsidiaries, and specific personnel where required) have authorizations with respect to some or all of our products and activities include Nevada, South Dakota, Mississippi, Iowa, Missouri, Oregon, Louisiana, Colorado, Illinois, Washington, Arizona, Connecticut, Montana, New Jersey, North Carolina, North Dakota, New Mexico, Kansas, Minnesota, Indiana, Michigan, New York, Wisconsin, California; the Canadian provinces of Alberta, Manitoba, Nova Scotia, Quebec, Saskatchewan, British Columbia and Ontario; the Australian states of New South Wales, Victoria, Queensland, Western Australia and Tasmania; the Australian territories of Northern Territory and Australia Capital Territory; New Zealand; Mpumalanga and Gauteng in South Africa; and Greece.

Certain Native American tribes throughout the United States that have compacts with the states in which their tribal dominions are located, operate or propose to operate casinos, and these tribes may require suppliers of gaming and gaming-related equipment to obtain authorizations. We have worked and will continue to work with these tribes to obtain the necessary authorizations.

During 2004 and 2005, we cooperated with certain state gaming authorities with respect to the required relicensing of our company in certain jurisdictions, as well as the licensing of our Chief Financial Officer and related financial controls, policies and procedures, our Chief Technology Officer and our General Counsel. This process is on-going and the results are not expected to have a material adverse effect on us. We continue to cooperate with all gaming regulatory agencies as necessary and applicable to maintain good standing in all jurisdictions in which we hold a license.

Gaming Devices and Equipment

We sell or lease products which are considered to be "gaming devices" or "gaming equipment" in jurisdictions in which gaming has been legalized. Although regulations vary among jurisdictions, each jurisdiction requires various licenses, findings of suitability, registrations, approvals or permits to be held by companies and their key personnel in connection with the manufacture and distribution of gaming devices and equipment.

Associated Equipment

Some of our products fall within the general classification of "associated equipment." "Associated equipment" is equipment that is not classified as a "gaming device," but which has an integral relationship to the conduct of licensed gaming. Regulatory authorities in some jurisdictions have discretion to require manufacturers and distributors to meet licensing or suitability requirements prior to or concurrently with the use of associated equipment. In other jurisdictions, the regulatory authorities must approve associated equipment in advance of its use at licensed locations. We have obtained approval for our associated equipment in each jurisdiction that requires such approval and in which our products that are classified as associated equipment are sold or used.

Regulation of Stockholders

In most jurisdictions, any beneficial owner of our voting securities or other securities may, at the discretion of the gaming regulatory authorities, be required to file an application for a license, finding of suitability or other approval, and in the process subject himself, herself or itself to an investigation by those authorities. The gaming laws and regulations of most jurisdictions require beneficial owners of more than 5% of our outstanding voting securities to file certain reports, and may require our directors and executive officers to undergo investigation for licensing or findings of suitability.

Regulation and Licensing — Nevada

Gaming. The manufacture, sale and distribution of gaming devices for use or play in Nevada or for distribution outside of Nevada, the manufacturing and distribution of associated equipment for use in Nevada, and the operation of slot machine routes and inter-casino linked systems in Nevada are subject to (i) the Nevada Gaming Control Act and the regulations promulgated thereunder and (ii) various local ordinances and regulations. These activities are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board, and various local, city and county regulatory agencies, collectively referred to as the Nevada Gaming Authorities.

The laws, regulations and supervisory practices of the Nevada Gaming Authorities are based upon declarations of public policy with the following objectives:

- preventing any involvement, direct or indirect, of any unsavory or unsuitable persons in gaming or the manufacture or distribution of gaming devices at any time or in any capacity;
- strictly regulating all persons, locations, practices and activities related to the operation of licensed gaming establishments and the manufacturing or distribution of gaming devices and equipment;
- establishing and maintaining responsible accounting practices and procedures;
- maintaining effective controls over the financial practices of licensees (including requirements covering minimum procedures for internal fiscal controls and safeguarding assets and revenues, reliable recordkeeping and periodic reports to be filed with the Nevada Gaming Authorities);
- preventing cheating and fraudulent practices; and
- providing and monitoring sources of state and local revenue based on taxation and licensing fees.

Changes in such laws, regulations and procedures, depending upon their nature, could have an adverse effect on our operations. We are registered by the Nevada Gaming Commission as a publicly traded corporation, or a Registered Corporation, and have been found to be suitable to own the stock of Mikohn Nevada, which is licensed as a manufacturer and distributor of gaming devices, and as an operator of a slot machine route. We and Mikohn Nevada have obtained from the Nevada Gaming Authorities the various authorizations they require to engage in Nevada in manufacturing, distribution, slot route operations and inter-casino linked system activities consisting of slot machines. The regulatory requirements set forth below apply to us as a Registered Corporation and to Mikohn Nevada as a manufacturer, distributor and operator of a slot machine route.

All gaming devices that are manufactured, sold or distributed for use or play in Nevada, or for distribution outside of Nevada, must be manufactured by licensed manufacturers and distributed and sold by licensed distributors. The Nevada Gaming Commission must approve all gaming devices manufactured for use or play in Nevada before distribution or exposure for play. The approval process for gaming devices includes rigorous testing by the Nevada State Gaming Control Board, a field trial and a determination that the gaming device meets strict technical standards set forth in the regulations of the Nevada Gaming Commission. The Chairman of the Nevada State Gaming Control Board must administratively approve associated equipment before it is distributed for use in Nevada.

As a Registered Corporation, we are periodically required to submit detailed financial and operating reports to the Nevada Gaming Commission and furnish any other information the Nevada Gaming Commission may require. No person may become a stockholder of or receive any percentage of profits from Mikohn Nevada without first obtaining authorizations from the Nevada Gaming Authorities.

The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with us or Mikohn Nevada in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of Mikohn Nevada are required to file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Our officers, directors and key employees who are actively and directly involved in gaming activities of Mikohn Nevada may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause that they deem reasonable. A finding of suitability is comparable to licensing. Both require submission of detailed personal and financial information, which is followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities. In addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have the power to disapprove a change in corporate position.

If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us or Mikohn Nevada, we would have to sever all relationships with that person. In addition, the Nevada Gaming Commission may require us or Mikohn Nevada to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

Progressive and Mikohn Nevada are required to submit detailed financial and operating reports to the Nevada Gaming Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by Mikohn Nevada also are required to be reported to or approved by the Nevada Gaming Commission.

Should Mikohn Nevada be found to have violated the Nevada Gaming Control Act, the licenses it holds could be limited, conditioned, suspended or revoked. In addition, Mikohn Nevada, Progressive and the persons involved could be required to pay substantial fines, at the discretion of the Nevada Gaming Commission, for each separate violation of the Nevada Gaming Control Act. Limitation, conditioning or suspension of any license held by Mikohn Nevada could (and revocation of any license would) materially adversely affect our manufacturing, distribution and slot operations.

Regulation of Security Holders. Any beneficial holder of our voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his or her suitability as a beneficial holder of our voting securities determined if the Nevada Gaming Commission finds reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

The Nevada Gaming Control Act requires any person who acquires beneficial ownership of more than 5% of a Registered Corporation's voting securities to report the acquisition to the Nevada Gaming Commission. It also requires beneficial owners of more than 10% of a Registered Corporation's voting securities to apply to the Nevada Gaming Commission for a finding of suitability within thirty days after the Chairman of the Nevada State Gaming Control Board mails a written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Gaming Control Act, which acquires more than 10%, but not more than 15%, of the Registered Corporation's voting securities may apply to the Nevada Gaming Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor that has obtained a waiver may, in certain circumstances hold up to 19% of a Registered Corporation's voting securities for a limited period of time and maintain the waiver.

An institutional investor is deemed to hold voting securities for investment purposes if the voting securities were acquired and are held in the ordinary course of its business as an institutional investor and were not acquired and are not held for the purpose of causing, directly or indirectly: (i) the election of a majority of the members of the board of directors of the Registered Corporation; (ii) any change in the Registered Corporation's corporate charter, bylaws, management, policies or operations or those of any of its gaming affiliates or (iii) any other action that the Nevada Gaming Commission finds to be inconsistent with holding the Registered Corporation's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in management, policies or operations and (iii) other activities the Nevada Gaming Commission may determine to be consistent with investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission or the Chairman of the Nevada State Gaming Control Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder of a Registered Corporation found unsuitable and who holds, directly or indirectly, any beneficial ownership in the voting securities beyond such period of time as the Nevada Gaming Commission may specify for filing any required application may be guilty of a criminal offense. Moreover, the Registered Corporation will be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with the Registered Corporation, it: (i) pays that person any dividend on its voting securities; (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities ownership; (iii) pays remuneration in any form to that person for services rendered or otherwise or (iv) fails to pursue all lawful efforts (including, if necessary, the immediate purchase of said voting securities for cash at fair market value) to require such unsuitable person to completely divest all voting securities held.

The Nevada Gaming Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation if the Nevada Gaming Commission finds reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the Nevada Gaming Commission determines that a person is unsuitable to own such security, it may sanction the Registered Corporation, which sanctions may include the loss of its approvals if, without the prior approval of the Nevada Gaming Commission: it (i) pays to the unsuitable person any dividend, interest, or other distribution; (ii) recognizes any voting right of such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

Progressive and Mikohn Nevada are required to maintain current stock ledgers in Nevada that may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record owner may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record owner unsuitable.

We are also required to render maximum assistance in determining the identity of the beneficial owners of our securities. The Nevada Gaming Commission has the power to require us to imprint our stock certificates with a legend stating that the securities are subject to the Nevada Gaming Control Act. To date, the Nevada Gaming Commission has not imposed such requirement on us.

We may not make a public offering of our securities without the prior approval of the Nevada Gaming Commission if the securities or proceeds are to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada State Gaming Control Board as to the accuracy or adequacy of the prospectus or the investment merit of the offered securities, and any representation to the contrary is unlawful.

Any offer by us to sell our common stock requires the review of, and prior approval by, the Nevada Gaming Commission. On September 27, 2005, we received prior approval, referred to as the Shelf Approval, by the Nevada Gaming Commission to make public offerings for a period of two years, subject to certain conditions, which covers registered common stock issued after the date of the Shelf Approval. The Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada State Gaming Control Board and must be renewed at the end of the two-year approval period. The Shelf Approval applies to any affiliated company that is wholly owned by us, which is a publicly traded corporation or would thereby become a publicly traded corporation pursuant to a public offering. The Shelf Approval does not constitute a finding, recommendation or approval by the Nevada Gaming Commission as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

Changes in control of a Registered Corporation through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct, by which anyone obtains control, may not lawfully occur without the prior approval of the Nevada Gaming Commission. Entities seeking to acquire control of a Registered Corporation must meet the strict standards established by the Nevada State Gaming Control Board and the Nevada Gaming Commission prior to assuming control of a Registered Corporation. The Nevada Gaming Commission also may require persons who intend to become controlling stockholders, officers or directors, and other persons who expect to have a material relationship or involvement with the acquired company, to be investigated and licensed as part of the approval process.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada corporate gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Gaming Commission has established a regulatory scheme to minimize the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming licensees and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Gaming Commission before the Registered

Corporation can make exceptional repurchases of voting securities above market price and before a corporate acquisition opposed by management can be consummated. The Nevada Gaming Control Act also requires prior approval of a plan of recapitalization proposed by the Registered Corporation's board of directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purpose of acquiring control of the Registered Corporation.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, must be paid to the State of Nevada and to the counties and cities in which gaming operations are conducted. These fees and taxes, depending upon their nature, are payable monthly, quarterly or annually and are based upon either a percentage of the gross revenues received or the number of gaming devices operated. Annual fees are also payable to the State of Nevada for renewal of licenses as an operator of a slot machine route, manufacturer and/or distributor.

Any person who is licensed, required to be licensed, registered, required to be registered, or who is under common control with any such persons, collectively, "Licensees", and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada State Gaming Control Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada State Gaming Control Board of his or her participation outside of Nevada. The revolving fund is subject to increase or decrease at the discretion of the Nevada Gaming Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Gaming Control Act. Licensees also are subject to disciplinary action by the Nevada Gaming Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the non-Nevada gaming operations, fail to conduct the foreign gaming operations in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities or enter into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ, contract with or associate with a person in the non-Nevada operations who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

Other Jurisdictions

All other jurisdictions that have legalized gaming require various licenses, registrations, findings of suitability, permits and approvals for manufacturers and distributors of gaming devices and equipment as well as licensure provisions related to changes in control. In general, such requirements involve restrictions similar to those of Nevada.

Federal Regulation

The Federal Gambling Devices Act of 1962, or the Federal Act, makes it unlawful, in general, for a person to manufacture, transport, or receive gaming machines, gaming machine type devices, and components across state lines or to operate gaming machines unless that person has first registered with the Attorney General of the United States. We have registered and must renew our registration annually. In addition, the Federal Act imposes various record keeping and equipment identification requirements. Violation of the Federal Act may result in seizure and forfeiture of the equipment, as well as other penalties.

Application of Future or Additional Regulatory Requirements

In the future, we intend to seek the necessary registrations, licenses, approvals and findings of suitability for us, our products and our personnel in other jurisdictions throughout the world where significant sales of our products are expected to be made. However, we may be unable to obtain these registrations, licenses, approvals or findings of suitability, which if obtained may be revoked, suspended or unsuitably conditioned. In addition, we may be unable to timely obtain, or to obtain at all, the necessary approvals for our future products as they are developed, even in those jurisdictions in which our existing products have been licensed or approved. If a registration, license, approval or finding of suitability is required by a regulatory authority and we fail to seek or do not receive the necessary registration, license, approval or finding of suitability, we may be prohibited from selling our products for use in that jurisdiction or may be required to sell our products through other licensed entities at a reduced profit.

Available Information

Our Internet address is www.progressivegaming.net. We make available free of charge through our Internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A. Risk Factors

You should consider carefully the following risk factors, together with all of the other information included in this Annual Report on Form 10-K. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

Risks Relating to Our Business

If we are unable to develop or introduce innovative products and technologies that gain market acceptance and satisfy consumer preferences, our current and future revenues will be adversely affected.

Our current and future performance is dependent upon the continued popularity of our existing products and technologies and our ability to develop and introduce new products and technologies that gain market acceptance and satisfy consumer preferences. The popularity of any of our gaming products and technologies may decline over time as consumer preferences change or as new, competing products or new technologies are introduced by our competitors. If we are unable to develop or market innovative products or technologies in the future, or if our current products or technologies become obsolete or otherwise noncompetitive, our ability to sustain current revenues from our existing customers or to generate additional revenues from existing or new customers would be adversely affected, which, in turn, could materially reduce our profitability and growth potential. In addition, the introduction of new and innovative products and technologies by our competitors that are successful in meeting consumer preferences also could materially reduce our competitiveness and adversely affect our revenues and our business.

The development of new products and technologies requires a significant investment by us prior to any of the products or technologies becoming available for the market. New products, such as new games and refresher versions of our existing games, may not gain popularity with gaming patrons, or may not maintain any popularity achieved. In the event any new products or technologies fail to gain market acceptance or appeal to consumer preferences, we may be unable to recover the cost of developing these products or technologies.

If we are unable to rapidly develop new technologies, our products and technologies may become obsolete or noncompetitive.

The gaming sector is characterized by the rapid development of new technologies and continuous introduction of new products. In addition to requiring a strong pipeline of proprietary games, our success is dependent upon new product development and technological advancements, including the continued development of cashless technology, table player tracking technologies, central server-based products and technologies, progressive jackpot systems and integrated management systems. The markets in which we compete are subject to frequent technological changes, and one or more of our competitors may develop alternative technologies or products for bonusing, progressive jackpots, slot accounting, cashless technology, player tracking or game promotions, or a superior game platform which may not be made available to us. While we expend a significant amount of resources on research and development and product enhancement, we may not be able to continue to improve and market our existing products or technologies or develop and market new products at a rapid enough pace. Further technological developments may cause our products or technologies to become obsolete or noncompetitive.

If our current or proposed products or technologies do not receive regulatory approval, our revenue and business prospects will be adversely affected.

Our products and technologies are in various stages of development. Our development efforts are dependent on factors such as obtaining requisite governmental approvals. Each of these products and technologies requires separate regulatory approval in each market in which we do business, and this regulatory approval may either not be granted at all or not be granted in a timely manner, for reasons primarily outside of our control. In addition, we cannot predict with any accuracy which jurisdictions or markets, if any, will accept and which authorities will approve the operation of our gaming products and technologies, or the timing of any such approvals. A lack of regulatory approval for our new games or other products and technologies, or refresher versions of our existing games or other products and technologies, or delays in obtaining necessary regulatory approvals, will adversely affect our revenues and business prospects.

For example, RFID (radio frequency identification), CJS (Casino Jackpot Station) and central server-based gaming represent three of our key strategic initiatives over the next several years. While we are moving forward with the regulators in various jurisdictions to obtain required approvals, we are at various stages in the approval and development process for each initiative. We cannot assure you that we will receive the necessary approvals in all of the jurisdictions we have sought approval nor can we assure you that there will not be any production delays in developing and distributing these products and technologies. Any delay in production or in the regulatory process, or a denial of regulatory approval altogether, for any one of these initiatives will adversely impact our revenues and business.

If our products or technologies currently in development do not achieve commercial success, our revenue and business prospects will be adversely affected.

While we are pursuing and will continue to pursue product and technological development opportunities, there can be no assurance that such products or technologies will come to fruition or become successful. Furthermore, while a number of those products and technologies are being tested, we cannot provide any definite date by which they will be commercially viable and available, if at all. We may experience operational problems with such products after commercial introduction that could delay or prevent us from generating revenue or operating profits. Future operational problems could increase our costs, delay our plans or adversely affect our reputation or our sales of other products which, in turn, could materially adversely affect our success. We cannot predict which of the many possible future products or technologies currently in development will meet evolving industry standards and consumer demands. We cannot assure you that we will be able to adapt to technological changes or offer products on a timely basis or establish or maintain a competitive position.

We may not be successful in forming or maintaining strategic alliances with other companies, which could negatively affect our product offerings and sales.

Our business is becoming increasingly dependent on forming or maintaining strategic alliances with other companies, and we may not be able to form or maintain alliances that are important to ensure that our products and technologies are compatible with third-party products and technologies, to enable us to license our products and technologies to potential new customers and into potential new markets, and to enable us to continue to enter into new agreements with our existing customers. There can be no assurance that we will identify the best alliances for our business or that we will be able to maintain existing relationships with other companies or enter into new alliances with other companies on acceptable terms or at all. The failure to maintain or establish successful strategic alliances could have a material adverse effect on our business or financial results. If we cannot form and maintain significant strategic alliances with other companies as our target markets and technology evolve, the sales opportunities for our products and technologies could deteriorate.

If any conflicts arise between us and any of our alliance partners, our reputation, revenues and cash position could be significantly harmed.

Conflicts may arise between us and our alliance partners, such as conflicts concerning licensing and royalty fees, development or distribution obligations, the achievement of milestones or the ownership or protection of intellectual property developed by the alliance or otherwise. Any such disagreement between us and an alliance partner could result in one or more of the following, each of which could harm our reputation, result in a loss of revenues and a reduction in our cash position:

- unwillingness on the part of an alliance partner to pay us license fees or royalties we believe are due to us under the strategic alliance;
- uncertainty regarding ownership of intellectual property rights arising from our strategic alliance activities, which could result in litigation, permit third parties to use certain of our intellectual property or prevent us from utilizing such intellectual property rights and from entering into additional strategic alliances;
- unwillingness on the part of an alliance partner to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of the results of those activities;
- slowing or cessation of an alliance partner's development or commercialization efforts with respect to our products or technologies;
- delays in the introduction or commercialization of products or technologies; or
- termination or non-renewal of the strategic alliance.

In addition, certain of our current or future alliance partners may have the right to terminate the strategic alliance on short notice. Accordingly, in the event of any conflict between the parties, our alliance partners may elect to terminate the agreement or alliance prior to completion of its original term. If a strategic alliance is terminated prematurely, we would not realize the anticipated benefits of the strategic alliance, our reputation in the industry and in the investment community may be harmed and our stock price may decline.

In addition, in certain of our current or future strategic alliances, we may agree not to develop products independently, or with any third party, directly competitive with the subject matter of our strategic alliances. Our strategic alliances may have the effect of limiting the areas of research, development and/or commercialization that we may pursue, either alone or with others. Under certain circumstances, however, our alliance partners, may research, develop, or commercialize, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these strategic alliances. For example, as part of our joint development arrangement with IGT and Shuffle Master, we agreed not to manufacture or sell our intelligent shoe products for a three-year period.

If our remaining license agreements with Hasbro, Inc. and other content providers are terminated or are not renewed, or if we breach our obligations under any license agreement, our revenues could be reduced.

Revenues from our table and slot games segment are derived primarily from the popularity of our branded slot games, including licensed brands such as Clue®, Ripley's Believe It or Not!® and Trivial Pursuit®. We developed these slot games under multi-year license agreements, which contain options to renew, with Hasbro and Ripley Entertainment and have developed other slot games under agreements with other branded content providers. We are also in the process of developing additional games under similar agreements with separate licensors for additional branded content, including an agreement with Paws, Inc. for use of the Garfield® property.

Any termination or failure to renew a license agreement with our branded content providers could have a material, adverse effect on our revenues and operations. For example, Hasbro declined to renew the Yahtzee and Battleship brands with us as of December 15, 2004. While we believe that we will be able to replace this content with other popular branded slot games, our failure to do so could materially affect our future revenues. In addition, we are engaged in litigation with Hasbro related to a claim for past due royalties on slot game titles that we licensed from Hasbro, and we cannot assure you that this litigation will be resolved or that Hasbro will renew other license agreements with us for other Hasbro brands. For example, in the second quarter of 2006 our Clue® and Trivial Pursuit® license arrangements with Hasbro will expire unless they are renewed with the consent of both parties.

Each license agreement contains provisions that obligate us to perform in a certain manner. If we breach these obligations, the licensor may terminate the license agreement following a specified period that varies from immediate termination to thirty days, depending upon the agreement and the type of breach. In addition, any breach of our obligations may adversely affect our relationship with the licensor, as well as deter the licensor and other third parties from licensing additional brands to us. Our ability to renew our license agreements with Hasbro, Paws or Ripley Entertainment for an additional term is conditioned upon our having paid minimum royalties to the licensor during the applicable initial term. If we do not generate sufficient revenues to pay the minimum royalties or otherwise are unable to renew any of our license agreements with the licensor, our future revenues may be materially reduced.

Our failure to protect, maintain and enforce our existing intellectual property or secure, maintain and enforce such rights for new proprietary technology could adversely affect our future growth and success.

Our ability to successfully protect our intellectual property is essential to our success. We protect our intellectual property through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Certain of our existing and proposed products are covered by patents issued in the United States, which may differ from patent protection in foreign jurisdictions, where our intellectual property may not receive the same degree of protection as it would in the United States. In addition, in many countries intellectual property rights are conditioned upon obtaining registrations for trademarks, patents and other rights, and we have not obtained such registrations in all relevant jurisdictions. Failure to effectively protect our intellectual property could significantly impair our competitive advantage and adversely affect our revenues and the value of our common stock.

Our future success is also dependent upon our ability to secure our rights in any new proprietary technology that we develop. We file trademark, copyright and patent applications to protect intellectual property rights for many of our trademarks, proprietary games, gaming products and improvements to these products. For example, we applied for patents for our knowledge-based bonus features and other game enhancements which have been utilized in our Think Big® game series, which includes our Ripley's Believe It or Not!®, Clue® and Trivial Pursuit® games. The U.S. Patent and Trademark Office has not acted upon all of these applications and may determine not to issue patents on some or all of our pending patent applications. Our failure to obtain federal protection for our patents and trademarks could cause us to become subject to additional competition and could have a material adverse effect on our future revenues and operations. In addition, any of the patents that we own, acquire or license may be determined to be invalid or otherwise unenforceable and would, in such case, not provide any protection with respect to the associated intellectual property rights.

If we are unable to effectively promote our trademarks, our revenues and results of operations may be materially adversely affected.

We intend to promote the trademarks that we own and license from third parties to differentiate ourselves from our competitors and to build goodwill with our customers. These promotion efforts will require certain expenditures on our part. However, our efforts may be unsuccessful and these trademarks may not result in the competitive advantage that we anticipate. In such event, our revenues and results of operations may be materially adversely affected by the costs and expenses related to the promotion of such trademarks.

Our competitors may develop non-infringing products or technologies that adversely affect our future growth and revenues.

It is possible that our competitors will produce proprietary games or gaming products similar to ours without infringing on our intellectual property rights. We also rely on unpatented proprietary technologies. It is possible that others will independently develop the same or similar technologies or otherwise obtain access to the unpatented technologies upon which we rely for future growth and revenues. In addition, to protect our trade secrets and other proprietary information, we generally require employees, consultants, advisors and strategic partners to enter into confidentiality agreements or agreements containing confidentiality provisions. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Failure to meaningfully protect our trade secrets, know-how or other proprietary information could adversely affect our future growth and revenues.

We may incur significant litigation expenses protecting our intellectual property or defending our use of intellectual property, which may have a material adverse effect on our cash flow.

Significant litigation regarding intellectual property exists in our industry. Competitors and other third parties may infringe on our intellectual property rights. Alternatively, competitors may allege that we have infringed on their intellectual property rights. For example, Interactive Systems Worldwide, Inc. sued us for patent infringement on December 14, 2005. Any claims, even those made by third parties which are without merit, could:

- be expensive and time consuming to defend resulting in the diversion of management's attention and resources;
- cause one or more of our patents to be ruled or rendered unenforceable or invalid, or require us to cease making, licensing or using products or systems that incorporate the challenged intellectual property; or
- require us to spend significant time and money to redesign, reengineer or rebrand our products or systems if feasible.

See "Item 3. Legal Proceedings" in this Annual Report on Form 10-K for a description of various legal proceedings in which we are involved.

If we are found to be infringing on a third-party's intellectual property rights, we may be forced to discontinue certain products or technologies, pay damages or obtain a license to use the intellectual property, any of which may adversely affect our future growth and revenues.

If we are found to be infringing on a third party's intellectual property rights, we may be forced to discontinue certain products or the use of certain competitive technologies or features, which may have a material adverse effect on our future growth and revenues.

Alternatively, if the company holding the applicable patent is willing to give us a license that allows us to develop, manufacture or market our products or technologies, we may be required to obtain a license from them. Such a license may require the payment of a license, royalty or similar fee or payment and may limit our ability to market new products or technologies, which would adversely affect our future growth and revenues. In addition, if we are found to have committed patent infringement we may be obligated to pay damages or be subject to other remedies, which could adversely affect the value of our common stock.

Some of our products may contain open source software which may be subject to restrictive open source licenses requiring us to make our source code available to third parties and potentially granting third parties certain rights to the software.

Some of our products may contain open source software which may be subject to restrictive open source licenses. Some of these licenses may require that we make our source code related to the licensed open source software available to third parties and/or license such software under the terms of a particular open source license potentially granting third parties certain rights to the software. We may incur legal expenses in defending against claims that we did not abide by such licenses. If our defenses are unsuccessful we may be enjoined from distributing products containing such open source software, be required to make the relevant source code available to third parties, be required to grant third parties certain rights to the software, be subject to potential damages or be required to remove the open source software from our products. Any of these outcomes could disrupt our distribution and sale of related products and adversely affect our revenues and the value of our common stock.

We depend upon our ability to obtain licenses for popular intellectual properties and our failure to secure such licenses with acceptable terms could adversely affect our future growth and success.

Our future success depends upon our ability to obtain licenses for popular intellectual properties. Clue®, Ripley's Believe It Or Not!®, Trivial Pursuit®, Garfield®, and Wink's Survey of America® are among the intellectual properties that we currently license from third parties. We may not be successful in obtaining licenses for popular intellectual property. Even if we are successful in these efforts, we may not have the ability to adapt or deploy them for the development of casino games, as to the timing or cost of such development efforts or as to the commercial success of the resulting games.

The Public Company Accounting Oversight Board, or PCAOB, is conducting an inspection of our external auditors BDO Seidman LLP and their audit of our financial statements as of and for the year ended December 31, 2004.

The PCAOB is conducting an inspection of BDO Seidman LLP, our external auditors. As part of this inspection, the PCAOB has selected, among others, to review BDO Seidman's audit of our financial statements as of and for the year ended December 31, 2004. The PCAOB has requested additional information and analysis from BDO Seidman regarding our recognition of revenue in connection with a strategic licensing transaction we entered into in 2004. In addition, the PCAOB has requested information regarding certain other revenue transactions in 2004 and 2005.

We believe that our accounting methods for these transactions are correct. However, in the event the PCAOB determines that a different method should have been used to report this financial information, we may be required to treat this revenue in a manner different than what has been recorded in our historical financial statements. The PCAOB's inspection of BDO Seidman is ongoing and there can be no assurance as to when it will be completed. In addition, we cannot assure you that in the course of this inspection, the PCAOB will not identify additional information contained in our historical financial statements which it believes could have been reported differently, or the prospective impact of any such items on our financial statements.

We operate in a highly competitive market and may be unable to successfully compete which may harm our operating results.

We compete with a number of developers, manufacturers and distributors of similar products and technologies. Many of our competitors are large companies that have greater access to capital, marketing and development resources than we have. Larger competitors may have more resources to devote to research and development and may be able to more efficiently and effectively obtain regulatory approval. In addition, competitors with a larger installed base of games have an advantage in retaining the most space and best placement in casinos. These competitors may also have the advantage of being able to convert their installed games to newer models in order to maintain their share of casino floor space. Similarly, the casino management systems market is highly competitive. Pricing, product features and functionality, accuracy and reliability are key factors in determining a provider's success in selling its system. Because of the high initial costs of installing a computerized monitoring system, customers for such systems generally do not change suppliers once they have installed a system. This may make it difficult for us to attract customers who have existing computerized monitoring systems.

Our business and revenues will be negatively affected if we are unable to compete effectively in the markets for our products and technologies. New competitors also may enter our key markets. Numerous factors may affect our ability to successfully compete and thus affect our future performance, including:

- the relative popularity of our existing products and our ability to develop and introduce appealing new products;
- our ability to obtain adequate space and favorable placement on casino gaming floors;
- our ability to maintain existing regulatory approvals and to obtain further regulatory approvals as needed; and
- our ability to enforce our existing intellectual property rights and to adequately secure, maintain and protect rights for new products.

Our cash flow from operations and available credit may not be sufficient to meet our capital requirements and, as a result, we could be dependent upon future financing, which may not be available.

Historically, we have not generated sufficient cash flow from operations to satisfy our capital requirements and have relied upon debt and equity financing arrangements to satisfy such requirements. Should such financing arrangements be required but unavailable in the future, this will pose a significant risk to our liquidity and ability to meet operational and other cash requirements. Our bank credit facility with CapitalSource expired on December 15, 2005. We have not replaced this credit facility. There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to secure a replacement credit facility on terms acceptable to us, this may pose a significant risk to our liquidity and ability to meet operational and other cash requirements. As part of our alliance with IGT, we entered into a joint development agreement and gave IGT an option to purchase $40 million of our 6% senior subordinated convertible notes. On February 28, 2006, we provided IGT with requisite notice that we were prepared to issue these notes. IGT determined not to purchase the notes at this time, and by its terms the option lapsed.

The table and slot games business segment has historically been capital-intensive, and while we have repositioned our business away from assembling hardware, we still maintain and refurbish the slot machines we currently have in the field, so our business may remain capital-intensive depending on a number of factors, including, but not limited to, our ability to continue to use the existing slot machines we own or lease from a third party, or our success in providing popular and innovative game content ideas for slot machines such that a manufacturer of slot machines would agree to provide slot machines which incorporate our game content in exchange for a portion of revenues earned from the sale or leasing arrangement with a casino. If we are not successful in these areas, among others, we may be required to continue expending significant capital outlays related to this business segment.

We may not be able to obtain additional capital to fund these outlays or to take advantage of future opportunities or respond to changing demands of customers and competitors.

If gaming operators cancel the placement of our games or do not agree to recurring revenue arrangements, our revenues and growth could be adversely affected.

Under the terms of our current arrangements with gaming operators, our installed base of games may be replaced by competing products under certain circumstances, thus ending the recurring revenue stream or arrangement with such operator. Such replacement may result from competition, changes in economic conditions, technological requirements, obsolescence or declining popularity. For example, from June 30, 2005 to December 31, 2005, our installed base of slot games decreased 67% from 1,024 to 336. A further decrease in our installed base of games would adversely affect our revenues and future growth. In addition, if customers replace our games and bonusing systems, our efforts to maintain and expand the number of installed proprietary games through enhancement of existing games and bonusing systems, introduction of new games and bonusing systems, and other features and the provision of superior customer service may not be successful.

Furthermore, prominent placement of our games on the casino floor is necessary to maximize the amount of recurring revenues derived from each of our games. Our leases do not require the gaming operators to place our games in prominent locations. If we fail to maintain prominent locations in casinos, our games may not be played, resulting in a reduction of our recurring revenues.

We have historically placed our proprietary games in casinos primarily under leases which provide for a fixed rental payment or on the basis of revenue participation in the game's operating results. Most of these lease agreements are for 12 to 36 months and are subject to cancellation by the operator that may involve 30 or 60-day prior notice of cancellation. We will continue to follow this model to the extent that there is interest amongst our customers.

The gaming industry is highly regulated, and we must adhere to various regulations and maintain our licenses to continue our operations.

The distribution of gaming products and conduct of gaming operations are extensively regulated by various domestic and foreign gaming authorities. Although the laws of different jurisdictions vary in their technical requirements and are amended from time-to-time, virtually all jurisdictions in which we operate require registrations, licenses, findings of suitability, permits and other approvals, as well as documentation of qualifications, including evidence of the integrity, financial stability and responsibility of our officers, directors, major stockholders and key personnel. If we fail to comply with the laws and regulations to which we are subject, the applicable domestic or foreign gaming authority may impose significant penalties and restrictions on our operations, resulting in a material adverse effect on our revenues and future business. See "Item 1. Business – Government Regulation" in this Annual Report on Form 10-K for a description of the regulations that apply to our business.

Future authorizations or regulatory approvals may not be granted in a timely manner or at all which would adversely affect our results of operations.

We will be subject to regulation in any other jurisdiction where our customers may operate in the future. Future authorizations or approvals required by domestic and foreign gaming authorities may not be granted at all or as timely as we would like, and current or future authorizations may not be renewed. In addition, we may be unable to obtain the authorizations necessary to operate new products or new technologies or to operate our current products or technologies in new markets. For example, our Ticket-In Ticket-Out (TITO) feature for slot games has not yet been approved in Nevada. If we are not able to obtain TITO approval in Nevada, our ability to generate revenue may be significantly impaired. In either case, our results of operations would likely be adversely affected. Gaming authorities can also place burdensome conditions and limits on future authorizations and approvals. If we fail to maintain or obtain a necessary registration, license, approval or finding of suitability, we may be prohibited from selling our products or technologies for use in the jurisdiction, or we may be required to sell them through other licensed entities at a reduced profit. The continued growth of markets for our products and technologies is contingent upon regulatory approvals by various federal, state, local and foreign gaming authorities. We cannot predict which new jurisdictions or markets, if any, will accept and which authorities will approve the operation of our gaming products and technologies, the timing of any such approvals or the level of our penetration in any such markets.

Enforcement of remedies or contracts against Native American tribes could be difficult.

Many of our contracts with Native American tribes are subject to sovereign immunity and tribal jurisdiction. If a dispute arises with respect to any of those agreements, it could be difficult for us to protect our rights. Native American tribes generally enjoy sovereign immunity from suit similar to that enjoyed by individual states and the United States. In order to sue a Native American tribe (or an agency or instrumentality of a Native American tribe), the tribe must have effectively waived its sovereign immunity with respect to the matter in dispute. Moreover, even if a Native American tribe were to waive sovereign immunity, such waiver may not be valid and in the absence of an effective waiver of sovereign immunity by a Native American tribe, we could be precluded from judicially enforcing any rights or remedies against that tribe.

Our business is closely tied to the casino industry and factors that negatively impact the casino industry may also negatively affect our ability to generate revenues.

Casinos and other gaming operators represent a significant portion of our customers. Therefore, factors that may negatively impact the casino industry may also negatively impact our future revenues. If casinos experience reduced patronage, revenues may be reduced as our games may not perform well and may be taken off of the casino floor altogether.

The level of casino patronage, and therefore our revenues, are affected by a number of factors beyond our control, including:

- general economic conditions;
- levels of disposable income of casino patrons;
- downturn or loss in popularity of the gaming industry in general, and table and slot games in particular;
- the relative popularity of entertainment alternatives to casino gaming;
- the growth and number of legalized gaming jurisdictions;
- local conditions in key gaming markets, including seasonal and weather-related factors;
- increased transportation costs;
- acts of terrorism and anti-terrorism efforts;
- changes or proposed changes to tax laws;
- increases in gaming taxes or fees;
- legal and regulatory issues affecting the development, operation and licensing of casinos;

- the availability and cost of capital to construct, expand or renovate new and existing casinos;
- the level of new casino construction and renovation schedules of existing casinos; and
- competitive conditions in the gaming industry and in particular gaming markets, including the effect of such conditions on the pricing of our games and products.

These factors significantly impact the demand for our products and technologies.

The gaming industry is sensitive to declines in the public acceptance of gaming. Public opinion can negatively affect the gaming industry and our future performance.

In the event that there is a decline in public acceptance of gaming, this may affect our ability to do business in some markets, either through unfavorable legislation affecting the introduction of gaming into emerging markets, or through legislative and regulatory changes in existing gaming markets which may adversely affect our ability to continue to sell and lease our games in those jurisdictions, or through resulting reduced casino patronage. We cannot assure you that the level of support for legalized gaming or the public use of leisure money in gaming activities will not decline.

Economic, political and other risks associated with our international sales and operations could adversely affect our operating results.

Since we sell our products worldwide, our business is subject to risks associated with doing business internationally. Our sales to customers outside the United States, primarily Canada, the United Kingdom and Australia, accounted for approximately 19.9% of our consolidated revenue in fiscal 2005. We expect the percentage of our international sales to increase in 2006. Accordingly, our future results could be harmed by a variety of factors, including:

- changes in foreign currency exchange rates;
- exchange controls;
- changes in regulatory requirements;
- costs to comply with applicable laws;
- changes in a specific country's or region's political or economic conditions;
- tariffs and other trade protection measures;
- import or export licensing requirements;
- potentially negative consequences from changes in tax laws;
- different regimes controlling the protection of our intellectual property;
- difficulty in staffing and managing widespread operations;
- changing labor regulations;
- requirements relating to withholding taxes on remittances and other payments by subsidiaries;
- restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;
- restrictions on our ability to repatriate dividends from our subsidiaries; and
- violations under the Foreign Corrupt Practices Act.

Holders of our common stock are subject to the requirements of the gaming laws of all jurisdictions in which we are licensed.

Pursuant to applicable laws, gaming regulatory authorities in any jurisdiction in which we are subject to regulation may, in their discretion, require a holder of any of our securities to provide information, respond to questions, make filings, be investigated, licensed, qualified or found suitable to own our securities. Moreover, the holder of the securities making any such required application is generally required to pay all costs of the investigation, licensure, qualification or finding of suitability.

If any holder of our securities fails to comply with the requirements of any gaming authority, we have the right, at our option, to require such holder to dispose of such holder's securities within the period specified by the applicable gaming law or to redeem the securities to the extent required to comply with the requirements of the applicable gaming law.

Additionally, if a gaming authority determines that a holder is unsuitable to own our securities, such holder will have no further right to exercise any voting or other rights conferred by the securities, to receive any dividends, distributions or other economic benefit or payments with respect to the securities or to continue its ownership or economic interest in us. We can be sanctioned if we permit any of the foregoing to occur, which may include the loss of our licenses.

We may not realize the benefits we expect from the acquisitions of VirtGame and EndX.

The integration of VirtGame and EndX technology may be time consuming and expensive, and may disrupt our business. We will need to overcome significant challenges to realize any benefits or synergies from these transactions. These challenges include the timely, efficient and successful execution of a number of post-transaction integration activities, including:

- integrating the technologies of the companies;
- entering markets in which we have limited or no prior experience;
- obtaining regulatory approval for the central server-based technology;
- successfully completing the development of VirtGame and EndX technologies;
- developing commercial products based on those technologies;
- retaining and assimilating the key personnel of each company;
- attracting additional customers for products based on VirtGame or EndX technologies;
- implementing and maintaining uniform standards, controls, processes, procedures, policies and information systems; and
- managing expenses of any undisclosed or potential legal liability of VirtGame or EndX.

The process of integrating operations and technology could cause an interruption of, or loss of momentum in, the activities of one or more of our businesses and the loss of key personnel. The diversion of management's attention and any delays or difficulties encountered in connection with the integration of VirtGame and EndX technologies could have an adverse effect on our business, results of operations or financial condition. We may not succeed in addressing these risks or any other problems encountered in connection with these transactions. The inability to successfully integrate the technology and personnel of VirtGame and EndX, or any significant delay in achieving integration, including regulatory approval delays, could have a material adverse effect on us and, as a result, on the market price of our common stock.

Future acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and strain our resources.

As part of our business strategy, we intend to continue to seek to acquire businesses, services and technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities, provide us with valuable customer contacts or otherwise offer growth opportunities. If we fail to achieve the anticipated benefits of any acquisitions we complete, our business, operating results, financial condition and prospects may be impaired. Acquisitions and investments involve numerous risks, including:

- difficulties in integrating operations, technologies, services, accounting and personnel;
- difficulties in supporting and transitioning customers of our acquired companies to our technology platforms and business processes;
- diversion of financial and management resources from existing operations;
- difficulties in obtaining regulatory approval for technologies and products of acquired companies;
- potential loss of key employees;
- if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which dilution could adversely affect the market price of our stock;
- inability to generate sufficient revenues to offset acquisition or investment costs; and
- potential write-offs of acquired assets.

Acquisitions also frequently result in recording of goodwill and other intangible assets, which are subject to potential impairments in the future that could harm our operating results. It is also possible that at some point in the future we may decide to enter new markets, thus subjecting ourselves to new risks associated with those markets.

Our business will be seriously jeopardized if we are unable to attract and retain key employees.

Our success depends on the continued contributions of our principal management, development and scientific personnel, and the ability to hire and retain key personnel, particularly in the technology area as we transition our business from manufacturing and distribution of slot machines and other hardware to game content and technology and continue to grow our existing businesses. We face intense competition for such personnel. The loss of services of any principal member of our management team, particularly Russel McMeekin, our President and Chief Executive Officer, or Michael A. Sicuro, our Executive Vice President, Chief Financial Officer, Secretary and Treasurer, could adversely impact our operations and ability to raise additional capital.

If our products or technologies contain defects, our reputation could be harmed and our results of operations adversely affected.

Some of our products and technologies are complex and may contain undetected defects. The occurrence of defects or malfunctions could result in financial losses for our customers and in turn termination of leases, licenses, cancellation of orders, product returns and diversion of our resources. Any of these occurrences could also result in the loss of or delay in market acceptance of our products or technologies and loss of sales.

As our business is subject to quarterly fluctuation, our operating results and stock price could be volatile, particularly on a quarterly basis.

Our quarterly revenue and net income may vary based on the timing of the opening of new gaming jurisdictions, the opening or closing of casinos or the expansion or contraction of existing casinos, gaming regulatory approval or denial of our products and corporate licenses, the introduction of new products or the seasonality of customer capital budgets, and our operating results have historically been lower in quarters with lower sales. In addition, historically, approximately up to 40% of our revenues have been based on cash-based licensing transactions, the majority of which are generated from intellectual property, content and technology licensing activities. Most of these non-recurring transactional revenues are from gaming supplier OEMs and service providers. Each such transaction is unique, depending on the nature, size, scope and breadth of the intellectual property, content, or technology that is being licensed and/or the rights the licensee or the buyer wishes to obtain. Also, these licensing transactions often take several months, and in some cases, several quarters, to negotiate and consummate. As a result, our quarterly revenues and net income may vary based on how and when we record these cash-based transactions, and our operating results and stock price could be volatile, particularly on a quarterly basis.

We have substantial debt and debt service requirements, which could have an adverse impact on our business and the value of our common stock.

On December 31, 2005, our total outstanding debt was approximately $45.0 million. We may incur additional debt in the future. Substantial debt may make it more difficult for us to operate and effectively compete in the gaming industry. The degree to which we and/or one or more of our subsidiaries are leveraged could have important adverse consequences on our value as follows:

- it may be difficult for us to make payments on our outstanding indebtedness;
- a significant portion of our cash flows from operations must be dedicated to debt service and will not be available for other purposes that would otherwise be operationally value-enhancing uses of such funds;
- our ability to borrow additional amounts for working capital, capital expenditures, potential acquisition opportunities and other purposes may be limited;
- we may be limited in our ability to withstand competitive pressures and may have reduced financial flexibility in responding to changing business, regulatory and economic conditions in the gaming industry;
- we may be at a competitive disadvantage because we may be more highly leveraged than our competitors and, as a result, more restricted in our ability to invest in our growth and expansion;
- it may cause us to fail to comply with applicable debt covenants and could result in an event of default that could result in all of our indebtedness being immediately due and payable; and
- if new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

Substantially all of our assets are pledged as security to holders of our Senior Secured Notes. The ability of our stockholders to participate in the distribution of our assets upon our liquidation or recapitalization will be subject to the prior claims of our secured and unsecured creditors. Any foreclosure of our assets by such creditors will materially reduce the assets available for distribution to our stockholders.

We may be forced to reduce or delay growth initiatives and capital expenditures, obtain additional equity capital or restructure our debt if we are unable to generate sufficient cash flow to meet our debt service requirements.

Our ability to generate cash flow from operations sufficient to make scheduled payments on our debts as they become due will depend upon our future performance and ability to successfully implement our business strategy.

Our performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Many of these factors are beyond our control. Our current annual debt service requirements are approximately $5.3 million

If our future cash flows and capital resources are insufficient to meet our debt obligations and commitments, we may be forced to reduce or delay activities and capital expenditures, obtain additional equity capital or restructure or refinance our debt. In the event that we are unable to do so, we may be left without sufficient liquidity and we may not be able to meet our debt service requirements. In such a case, an event of default would occur under our indenture and could result in all of our indebtedness becoming immediately due and payable. As a result, some or all of our lenders would be able to foreclose on our assets.

Our lenders have imposed numerous debt covenants that include financial and operating restrictions that may adversely affect how we conduct our business and potentially reduce our revenues and affect the value of our common stock.

We expect to continue to be subject to numerous covenants in our debt agreements that impose financial and operating restrictions on our business. These restrictions may affect our ability to operate our business, may limit our ability to take advantage of potential business opportunities as they arise, and may adversely affect the conduct and competitiveness of our current business, which could in turn reduce our revenues and thus affect the value of our common stock. Specifically, these covenants may place restrictions on our ability to, among other things:

- incur more debt;
- pay dividends, redeem or repurchase our stock or make other distributions;
- make acquisitions or investments;
- use assets as security in other transactions;
- enter into transactions with affiliates;
- merge or consolidate with others;
- dispose of assets or use asset sale proceeds;
- create liens on our assets; and
- extend credit.

The terms of our indebtedness require that we meet a number of financial ratios and tests. Our ability to meet these ratios and tests and to comply with other provisions governing our indebtedness may be affected by changes in economic or business conditions or other events beyond our control. Our failure to comply with our debt-related obligations could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness, including without limitation, our senior secured notes. This in turn could have a material adverse effect on our operations, our revenues and thus our common stock value.

Additionally, the covenants governing our indebtedness restrict the operations of our subsidiaries, including, in some cases, limiting the ability of our subsidiaries to make distributions to us, and these limitations could impair our ability to meet such financial ratios and tests.

Lastly, we are required by our senior secured notes to offer to repurchase or make certain payments on our debt at times when we may lack the financial resources to do so, such as upon a change of control. These expenditures may materially and adversely affect our liquidity and our ability to maintain or grow our business as payments to satisfy the debt will be diverted away from any investment in the growth of our business, thus potentially affecting the value of our common stock.

We have been named as a defendant in litigation that could result in substantial costs and divert management's attention and resources.

Commencing on November 28, 2005, four similar purported class action complaints were filed against us and two of our officers in the United States District Court for the District of Nevada, alleging that during a "class period" beginning in early 2005 and ending on October 19, 2005, we misled investors concerning the prospective application of SFAS 153 to our financial statements for the third quarter of 2005. The actions seek unspecified money damages under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. We intend to vigorously defend ourselves against these claims. However, no assurances can be made that we will be successful in our defense of the pending claims. If we are not successful in our defense of such claims, we could be forced to, among other things, make significant payments to resolve these claims, and such payments could have a material adverse effect on our business, financial condition and results of operations if not covered by our insurance. Further, regardless of the outcome of the litigation, the litigation itself may result in substantial costs and divert management's attention and resources, all of which could adversely affect our business.

Risks Relating to Our Securities

The share price of our common stock may be volatile and could decline substantially.

The trading price of our common stock has been volatile and is likely to continue to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of issues including broad market factors that may have a material adverse impact on our stock price, regardless of actual performance. These factors include:

- periodic variations in the actual or anticipated financial results of our business or of our competitors;
- downward revisions in securities analysts' estimates of our future operating results or of the future operating results of our competitors;
- material announcements by us or our competitors;
- quarterly fluctuations in non-recurring revenues from cash-based licensing transactions;
- public sales of a substantial number of shares of our common stock; and
- adverse changes in general market conditions or economic trends or in conditions or trends in the markets in which we operate.

If our quarterly results are below the expectations of securities market analysts and investors, the price of our common stock may decline.

Many factors, including those described in this "Risk Factors" section, can affect our business, financial condition and results of operations, which makes the prediction of our financial results difficult. These factors include:

- changes in market conditions that can affect the demand for the products we sell;
- quarterly fluctuations in non-recurring revenues from cash-based licensing transactions;
- general economic conditions that affect the availability of disposable income among consumers; and
- the actions of our competitors.

If our quarterly operating results fall below the expectations of securities market analysts and investors due to these or other risks, securities analysts may downgrade our common stock and some of our stockholders may sell their shares, which could adversely affect the trading prices of our common stock. Additionally, in the past, companies that have experienced declines in the trading price of their shares due to events of this nature have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of our management's attention and resources, thus harming our business.

Future sales of our common stock may depress our stock price.

The market price for our common stock could decline as a result of sales by existing stockholders of large numbers of shares of our common stock or the perception that such sales may occur. Such sales of our common stock also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate. Of the approximately 34.4 million shares that are outstanding as of December 31, 2005, approximately 33.6 million shares generally are freely tradable in the public market.

Additionally, as of December 31, 2005, there were outstanding options to purchase 2,825,102 of our shares and we may grant options to purchase up to an additional 831,013 shares under our stock option plans. Shares purchased on exercise of those options would be freely tradable in the public market, except for any that might be acquired by our officers or directors.

If a recent action of an employee of one of our underwriters is held to be "gun jumping" in violation of the Securities Act of 1933 or to constitute a prospectus that does not meet the requirements of the Securities Act, we could be required to repurchase the securities sold in our recent common stock offering.

Prior to the effectiveness of the registration statement relating to our recent common stock offering, in a televised interview, an analyst with one of our underwriters, among other things recommended the Company as an investment choice. In addition, for a limited time, the underwriter posted a clip of the interview on its website. These actions were taken without our authorization or prior knowledge. However, these actions could be held by a court to be a violation of Section 5 of the Securities Act of 1933, in which case purchasers in our recent common stock offering may have the right, for a period of one year following the date of the violation, to obtain recovery of the consideration paid in connection with their purchase or, if they have already sold the shares, to sue us for damages resulting from the purchase. Although we would contest vigorously any claim that a violation of the Securities Act occurred, we cannot assure you that such a claim will not be made.

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock.

The issuance of additional equity securities or securities convertible into equity securities would result in dilution of then-existing stockholders' equity interests in us. Our Board of Directors has the authority to issue, without vote or action of stockholders, up to 5,000,000 shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. If we issue convertible preferred stock, a subsequent conversion may dilute the current common stockholders' interest. Our Board of Directors has no present intention of issuing any such preferred stock, but reserves the right to do so in the future.

We do not intend to pay cash dividends. As a result, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We do not plan to pay any cash dividends on our common stock in the foreseeable future, since we currently intend to retain any future earnings to finance our operations and further expansion and growth of our business, including acquisitions. Moreover, the covenants governing our indebtedness restrict our ability to pay and declare dividends without the consent of the applicable lender. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. We cannot guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Anti-takeover provisions in our organizational documents, our stockholder rights plan and Nevada law could make a third-party acquisition of us difficult and therefore could affect the price investors may be willing to pay for our common stock.

The anti-takeover provisions in our articles of incorporation, our bylaws, our stockholder rights plan and Nevada law could make it more difficult for a third party to acquire us without the approval of our board of directors. Under these provisions, we could delay, deter or prevent a takeover attempt or third-party acquisition that certain of our stockholders may consider to be in their best interests, including a takeover attempt that may result in a premium over the market price of our common stock. In addition, these provisions may prevent the market price of our common stock from increasing substantially in response to actual or rumored takeover attempts and also may prevent changes in our management. Because these anti-takeover provisions may result in our being perceived as a potentially more difficult takeover target, this may affect the price investors are willing to pay for shares of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The table below lists our leased administrative, engineering, operations, sales and service facilities as of December 31, 2005.

Location/Activity	Area (Sq Ft.)
Las Vegas, NV — Corporate Administration	86,515
Las Vegas, NV – Operations	30,594
Houten, The Netherlands – Service and Administration	10,118
Egg Harbor, NJ — Service and Sales	7,604
Biloxi, MS – Service and Sales	6,300
Carlsbad, CA – R&D	6,268
Lane Cove, Australia — Service and Sales	4,617
Sparks, NV — Service and Sales	4,608
Oldham, UK – Service and Sales	4,500
Calgary, Canada – Service and Sales	4,202
Mokena, IL – Service and Sales	4,200
Kansas City, MO – Service and Sales	3,600
Tallinn, Estonia – Service and Sales	1,593
Oxford, UK – Service and Sales	1,200
Macau — Service and Sales	400
	176,319

These locations have remaining terms of occupancy ranging up to six years that expire on various dates through 2011.

See Note 12 of Notes to Consolidated Financial Statements for information as to our lease commitments with respect to the foregoing rental properties. We believe these facilities are suitable for our needs and we have no future expansion plans that would make these properties inadequate.

Item 3. Legal Proceedings

We were sued by Derek Webb and related plaintiffs in the U.S. District Court, Southern District of Mississippi, Jackson Division, in a case filed on December 27, 2002. The plaintiffs allege state law interference with business relations claims and federal antitrust violations and contend that we illegally restrained trade and attempted to monopolize the proprietary table game market in the United States. Plaintiffs seek monetary damages, penalties and attorneys' fees in excess of several million dollars, and injunctive relief. There is no trial date presently set.

We filed suit against Charles H. McCrea, Jr. on March 13, 2003 in State District Court, Clark County, Nevada to cause Mr. McCrea to repay a loan he received from the Company that had come due, including interest. McCrea counterclaimed on April 7, 2003, seeking damages in excess of $1,000,000 and the reinstatement of 265,000 incentive stock options. A portion of this matter proceeded to arbitration in 2006, and we are awaiting a decision from the arbitrator on the matter. Another portion of this matter proceeded to a jury trial which concluded on March 28, 2006. In this jury trial, we were awarded the payment of a loan by McCrea of approximately $176,000, and Mr. McCrea was awarded a nonpunitive judgment of approximately $750,000. We do not expect to incur any material costs for the net effect of this outcome as our insurance policies are believed to be sufficient to cover the expense.

We are currently in a dispute with Hasbro, Inc. that was filed in the U.S. District Court in Rhode Island centering primarily around the calculation of royalty payments from 1999-2002 on the sale and license of certain of our branded slot machines. Hasbro is seeking monetary damages, which could be in excess of several million dollars. A substantial portion of these payments have been previously audited by Hasbro representatives without a material dispute.

We received a complaint from Olaf Vancura, an employee, on July 18, 2005, alleging various claims associated with allegations of breach of employment agreement. A claim for the return of patents assigned to the Company has also been made. Under our agreement with Mr. Vancura, the matter is required to be handled through binding arbitration. Arbitration has been set for October 30, 2006.

Commencing on November 28, 2005, four similar purported class action complaints were filed in the United States District Court for the District of Nevada naming the Company and two of our officers as defendants, and seeking unspecified money damages under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaints all alleged that during a "class period" beginning in early 2005 and ending on October 19, 2005, the defendants misled the Company's investors concerning the prospective application of SFAS 153 to the Company's financial statements for the third quarter of 2005. The complaints have been consolidated into a single action, and a consolidated amended complaint is due to be filed in April 2006. No discovery has been conducted and no trial date has been set.

In December 2005, Interactive Systems Worldwide Inc. ("ISWI") filed an action against us in the Federal District Court for New Jersey, alleging that our "Rapid Bet Live" and "Prime Line" products infringe U.S. Patent Nos. 5,573,244 and 5,842,921. In March 2006, the Federal District Court for New Jersey transferred this action to the Federal District Court for Nevada.

From time to time we are also involved in other legal matters, litigation and claims of various types in the ordinary course of our business operations, including matters involving bankruptcies of debtors, collection efforts, disputes with former employees and other matters. We intend to defend all of these matters vigorously. However, we cannot assure you that we will be successful in defending any of the matters described above or any other legal matters, litigation or claims in which we may become involved from time to time. If we are not successful in defending these matters, we may be required to pay substantial license fees, royalties or damages, including statutory or other damages, and/or discontinue a portion of our operations. Furthermore, our insurance coverage and other capital resources may be inadequate to cover anticipated costs of these lawsuits or any possible settlements, damage awards or license fees. Even if unsuccessful, these claims still can harm our business severely by damaging our reputation, requiring us to incur legal costs, lowering our stock price and public demand for our stock, and diverting management's attention away from our primary business activities in general.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters and Issuer Repurchases of Equity Securities

Unregistered Sales of Equity Securities and Use of Proceeds

On October 20, 2005, an outstanding warrant to purchase 15,500 shares of our common stock at an exercise price of $5.875375 per share was exercised pursuant to a cashless exercise provision. This resulted in the issuance of 8,730 shares of our common stock. For this issuance, we relied on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended ("Section 4(2)").

On October 20, 2005, outstanding warrants to purchase 62,500 shares of our common stock at an exercise price of $6.438 per share were exercised pursuant to cashless exercise provisions. This resulted in the issuance of 33,406 shares of our common stock. For this issuance, we relied on the exemption provided by Section 4(2).

On December 13, 2005, we issued an aggregate of 5,480 shares of our common stock to a holder of one of our outstanding warrants upon that holder's cash exercise of the warrant. The warrant had an exercise price of $7.70 per share, for an aggregate exercise price paid to us of $42,196. For this issuance, we relied on the exemption provided by Section 4(2).

On December 21, 2005, we issued an aggregate of 1,000 shares of our common stock to a holder of one of our outstanding warrants upon that holder's cash exercise of the warrant. The warrant had an exercise price of $5.875375 per share, for an aggregate exercise price paid to us of $5,875.38. For this issuance, we relied on the exemption provided by Section 4(2).

Our common stock trades on the NASDAQ National Market System under the symbol "PGIC". The following table sets forth the range of high and low sales prices per share by quarter for our common stock.

	High	Low
2005		
First Quarter	$ 13.90	$ 9.00
Second Quarter	16.21	10.75
Third Quarter	15.43	11.42
Fourth Quarter	14.10	8.87
2004		
First Quarter	$ 6.25	$ 4.08
Second Quarter	5.09	4.01
Third Quarter	5.80	4.25
Fourth Quarter	10.63	5.56

As of March 28, 2006, we had approximately 357 holders of record of our common stock.

We have never paid dividends nor do we have any plans to pay dividends in the foreseeable future. At present, we intend to retain all future earnings for use in the development of our business. The indenture governing our Senior Secured Notes due 2008 expressly prohibits the payment of cash dividends except under specified circumstances. See Note 11 of Notes to Consolidated Financial Statements for information as to our Senior Secured Note commitments.

The following table summarizes equity securities authorized for issuance as of December 31, 2005:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	3,056,121	$ 6.44	831,013
Equity compensation plans not approved by shareholders	347,500(1)	$ 6.76	—
Total (2)	3,403,621	$ 6.48	831,013

(1) Amount represents warrants to purchase 347,500 shares of our common stock issued to various licensors which granted us rights to intellectual property.

(2) Amounts exclude 193,913 options and 293,020 warrants assumed in the acquisition of VirtGame, which have a weighted average exercise price of $15.11.

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and related notes and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report on Form 10-K.

The table below sets forth a summary of our selected financial data for each of the years ended December 31, (*amounts in thousands except per share amounts*):

	2005	2004	2003	2002	2001
Statement of Operations Data:					
Total revenue	$ 78,221	$ 96,374	$ 91,803	$ 109,371	$ 104,740
Cost of revenue	36,106	42,882	46,849	58,591	47,932
Gross profit	42,115	53,492	44,954	50,780	56,808
Selling, general and administrative expenses	41,606	43,809	55,422	69,900	50,781
Net gain on disposition of non-core assets	(2,536)	—	—	—	—
Gain on sale of core intellectual property	(2,500)	—	—	—	—
Operating income (loss)	5,545	9,683	(10,468)	(19,120)	6,027
Interest expense	(8,895)	(9,684)	(14,324)	(15,689)	(11,720)
Loss on early retirement of debt	(2,993)	—	(9,524)	—	(3,135)
Other income, net	360	195	87	375	1,620
Income (loss) from continuing operations before income taxes	(5,983)	194	(34,229)	(34,434)	(7,208)
Income tax (provision) benefit	—	65	13	(1,480)	(847)
Income (loss) from continuing operations	(5,983)	259	(34,216)	(35,914)	(8,055)
Loss from discontinued operations (net of taxes)	—	—	—	(1,989)	(1,645)
Net income (loss)	$ (5,983)	$ 259	$ (34,216)	$ (37,903)	$ (9,700)
Weighted average common shares outstanding:					
Basic	25,124	21,884	14,689	12,843	11,750
Diluted	25,124	22,359	14,689	12,843	11,750
Basic and diluted income (loss) per share:					
Income (loss) from continuing operations	$ (0.24)	$ 0.01	$ (2.33)	$ (2.80)	$ (0.69)
Income (loss) from discontinued operations	—	—	—	(0.15)	(0.14)
Net income (loss)	$ (0.24)	$ 0.01	$ (2.33)	$ (2.95)	$ (0.83)
Balance Sheet Data:					
Total assets	$ 185,846	$ 107,317	$ 102,282	$ 135,103	$ 168,697
Total debt / obligations / deferred tax liabilities	$ 59,214	$ 73,802	$ 76,013	$ 117,077	$ 118,092
Stockholders' equity (deficit)	$ 104,555	$ 10,241	$ 7,389	$ (6,912)	$ 28,654

Certain balance sheet and income statement amounts reported in the prior years have been reclassified to follow the Company's current year's reporting practice.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This information should be read in conjunction with the audited consolidated financial statements and notes thereto contained herein. Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Our future results could differ materially from those discussed here. Factors that could cause or contribute to such differences include risks detailed in Part I, Item I under the caption "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

We are a leading developer and marketer of technology-based products for the gaming industry. Our business consists of two reportable segments:

- *Slot and Table Games.* Our table and slot games segment develops, acquires, licenses and distributes proprietary and non-proprietary branded and non-branded table and slot games. We lease our table and slot games and license our content to customers in exchange for recurring revenue consisting of (i) fixed periodic fees, (ii) a percentage of the "net win" ("net win" produced by a gaming device is defined as the gross revenue minus all jackpots, payouts and any approved claims) of the gaming devices for our more popular titles or (iii) license fees for any proprietary slot game content provided to third parties for use on their game hardware. We also receive one-time license fees for our table and slot game content. During 2003, we shifted our business model from focusing on table and slot hardware assembly operations to third party manufacturers and distributors. In connection with this transition, we incurred approximately $2.5 million of other expenses related to the write-down of obsolete slot machines and related hardware, as well as $0.6 million in related severance expense. This shift allowed us to focus our human and capital resources on developing and distributing game content, a business with higher margins and lower capital expenditures.

- *Systems.* Our systems segment consists of the license of our management and progressive jackpot systems. These systems enable casinos to track the wagers placed by both table and slot players as well as accurately account for the performance of each table and slot game. These systems also enable casinos to implement their own progressive jackpots and bonusing. Systems revenues are primarily comprised of software, hardware and support services, which comprise of both upfront payments as well as recurring fees based on the total number of gaming devices under management.

Our historical products segment, which included our interior sign division sold in the second quarter of 2005 and our electronic jackpot and mystery systems, has been revised. We will now include electronic jackpot and mystery systems in our system segment.

A significant portion of our revenues is generated from the license of systems, intellectual property and game content. Our licensing revenues were 20% and 13% of our overall revenues for the years ended December 31, 2005 and 2004, respectively. The increase in license revenues is primarily a result of our continued focus on our technology and content business model. In both 2004 and 2005, approximately half of our license fees related to game content and half related to systems and intellectual property licenses. Significant licensing transactions during the fiscal year ended December 31, 2005 include the license of our Caribbean Stud® game to certain large customers and distributors, and the license of certain intellectual property to other gaming suppliers for use in their products.

In December 2004, we announced our intent to focus the business on game content and technology and completed several strategic transactions immediately following this decision (see Acquisitions / Divestitures below). We revised our business segment reporting in the third quarter of 2005 as a result of the realignment of the business. Also, in 2003, we expanded the disclosure of our revenues and expenses. The principal changes from previous presentations were related to the disclosure of direct and indirect costs of revenues by segment, and separate disclosure of significant expenses related to slot rent, research and development, and depreciation and amortization. This more expanded view of our operating lines of business classifies royalties as a cost of revenue along with other direct costs of revenues by business segment. Previous presentations classified this cost as a reduction of revenues. Operating income or loss, net income or loss, and basic and fully diluted earnings or loss per share for prior periods are unchanged from previous presentations. With respect to our current segments, we evaluate performance and allocate resources based upon profit or loss from operations before income taxes. The accounting policies of our reportable segments are the same as those described in the summary of critical accounting policies below.

Acquisitions / Divestitures

In December 2004, we entered into two strategic transactions to enhance our table games and table systems products. First, we agreed to acquire the table games management system, PitTrak®, including its existing customer base from Hotel Systems Pty, Ltd. of Sydney Australia. PitTrak® has a similar functionality as TableLink® and provided us with an existing installed base of over 400 tables and access to sell its management solutions worldwide. The purchase of PitTrak® was completed in January 2005. We also purchased and exclusively licensed certain suites of patents related to player card image based recognition (IBR) and licensed the exclusive rights to develop and distribute an IBR card recognition shoe.

In connection with our focus on game content and technology we sold our interior sign division during May 2005.

In June 2005, we entered into a worldwide exclusive license with Magellan, a developer of advanced, high-speed ISO-compliant RFID systems. We licensed, on an exclusive basis, for the life of the subject patents, Magellan's rights to its RFID reader, tag and related intellectual property for any gaming applications. We also purchased a minority equity stake in Magellan.

In conjunction with the development of our slot and content technology, we acquired VirtGame Corp. during the fourth quarter of 2005 in a stock swap in which we will issue 1,758,498 shares of our common stock. VirtGame Corp. was a provider of open architecture gaming software primarily focused on the delivery of central server-based slot games and centrally managed sports betting.

On November 28, 2005, we acquired EndX, a global gaming management systems software company headquartered in the United Kingdom, for approximately $29.2 million in cash, including transaction costs. EndX had been one of our key strategic partners for over three years.

Financing and Other Matters

Debt Retirement. During 2003, we completed a private placement for approximately $45.0 million from selling 8.4 million shares of our Common Stock at a price of $5.34 per share and warrants to acquire an additional 2.1 million shares at an exercise price of $5.875 per share. Proceeds from the transaction were used to repurchase and retire $40.0 million of the Company's 11.875% senior secured notes due 2008, or the Notes, and to pay the associated fees and costs. This transaction will reduce our annual interest expense by approximately $4.0 million. This refinancing resulted in the incurrence of $9.5 million of non-cash charges ($5.3 million related to the write-off of unamortized bond discounts and $4.2 million related to the implied fair value of warrants issued in the refinancing), including $3.4 million of transaction fees and expenses.

We retired $20.0 million of our Notes during 2005. We have recognized a loss on early retirement of $3.0 million, comprising $1.8 million of non-cash charges related to the write-off of unamortized bond discounts and unamortized debt issue costs, and a call premium of $1.2 million paid in cash.

Equity Offering. During 2005, we completed a public equity offering of approximately 8.3 million shares of our Common Stock at a price of $9.25 per share. Proceeds from the transaction were approximately $70.0 million, and were used to repurchase and retire $20.0 million of the Company's Notes, fund strategic developments and acquisitions, including the acquisition of EndX, and provide working capital and for other general corporate purposes.

General Information

Amounts disclosed in the accompanying tables are rounded to the nearest thousand while amounts included in text are disclosed in actual amounts. All percentages reported are based on those rounded numbers.

Results of Operations

Revenues and Cost of Revenues

	Year Ended December 31,			Percentage Change	
	2005	2004	2003	05 vs. 04	04 vs. 03
Revenues:					
Slot and table games	$ 33,670	$ 40,560	$ 40,932	(17.0)%	(0.09)%
Interior signage	5,252	20,014	36,919(a)	(73.8)%	(45.8)%
Systems	39,299	35,800	13,952	9.8%	156.6%
Total revenues	$ 78,221	$ 96,374	$ 91,803	(18.8)%	5.0%
Cost of revenues:					
Slot and table games	$ 12,677	$ 11,999	$ 13,999	5.7%	(14.3)%
Interior signage	3,832	12,335	25,736(a)	(68.9)%	(52.1)%
Systems	19,597	18,548	7,114	5.7%	160.7%
Total cost of revenues	$ 36,106	$ 42,882	$ 46,849	(15.8)%	(8.5)%
Gross profit	$ 42,115	$ 53,492	$ 44,954	(21.3)%	19.0%

(a) 2003 Interior signage category includes electronics sales, which are included with Systems category in 2004 and 2005.

Slot and table games. During 2005, we announced our intent to dispose of our legacy slot route to allow us to focus on central-server based gaming technology. In September 2005, we licensed our legacy slot operating system to a third party as more fully described in Note 1 in the accompanying financial statements. As a result of these events, our legacy slot revenues declined in 2005. We plan to introduce our central-server based games in certain jurisdictions during 2006.

We continue to increase our pipeline of new slot content to replace legacy slot brands as they expire or decline in popularity. In December 2005 our license arrangement with Hasbro for the Yahtzee® and Battleship® brands expired. However, the Company has recently introduced new brands such as KISS®, the Beach Boys®, and Ed McMahon as well as 34 non-branded slot titles. We expect our revenues from legacy brands to decline but anticipate a significant increase in revenues from this new pipeline of slot content during 2006.

Historically our table games arrangements were lease agreements, generally with terms of one to three years. In late 2004, we began selling our Caribbean Stud® table games to certain large customers and distributors under perpetual license / sale arrangements. Our Texas Hold'Em Bonus™ poker / World Series of Poker® game will continue to be leased under arrangements with terms of one to three years.

Slot and table game revenues for 2005 decreased by 17% compared to 2004. Slot revenues decreased 42.4% for the year ended December 31, 2005, and table revenues decreased 27.6 % for the same period. The decrease is primarily attributable to a decline in slot and table revenues under daily fee arrangements, partially offset by higher licensing revenues. For the year ended December 31, 2005, our slot route revenues declined due to a decrease in the installed base under daily fee arrangements (from 1,666 in 2004 to 336 in 2005) and slightly lower net win (net win produced by a slot machine is defined as the gross revenue minus all jackpots, payouts, fills and any approved claims). We anticipate our slot revenues will increase during 2006 as we release new slot machine brands and obtain regulatory approvals for existing products. Our table games installed base under daily fee arrangements declined from 932 in 2004 to 785 in 2005, primarily due to the conversion of Caribbean Stud® tables from lease arrangements to perpetual license arrangements. These conversions resulted in a decline of our recurring revenue base but increased our one-time licensing revenues. Overall, table game revenues declined as a result of these conversions and as a result of a lower daily fee under our remaining lease arrangements. We expect our daily fees under our lease arrangements to increase as we place our progressive version of Texas Hold'Em Bonus™ poker / World Series of Poker® in 2006.

Slot and table game revenues for the year ended December 31, 2004 were consistent with revenues earned in 2003. Revenues from slot contracts under daily fee arrangements declined, but were offset by increases in revenues under our periodic fee arrangements and increases in license fees from intellectual property rights. The decline in daily fee arrangements was attributable to a slight decrease in win per unit and a lower installed base. Table games revenues were also flat in 2004 compared to 2003 and there was no material shift in the installed base or fee per day of outstanding table game contracts in the same periods.

Interior signage. The interior signage segment, which was sold in the second quarter of 2005, manufactured and sold interior casino signage and related products. The interior signage operation previously was combined with the electronic jackpot and mystery systems in the Products Segment. In 2005, we revised our segment information to be more consistent with our new business model. We now report our revenues in two segments: (1) slot and table games and (2) systems and electronic jackpot and mystery systems. As a result of this change, we have reclassified our 2004 revenues to conform to the current segment presentation. We have not made these conforming changes for 2003 because the information necessary to conform to the current presentation is not available.

Systems. During the fiscal year ended December 31, 2005, our systems revenues were $39.3 million, representing an increase of 9.8% as compared to 2004. This improvement was primarily due to increased demand for our CasinoLink® Enterprise Edition products. Our table management installed base grew approximately 80% over 2004. We continue to report consistent increases in our slot management installed base, including an 18% growth in fiscal 2005 compared to fiscal 2004. For the year ended December 31, 2004, systems revenues were $15.0 million, representing a 7.9% increase over the prior year. TableLink Systems revenue nearly doubled in 2004 compared to 2003 due to several large installations in Canada and Native American jurisdictions. Maintenance revenues also increased year-over-year as we continue to grow our installed base of both CasinoLink and TableLink.

Gross profit. Gross profit decreased in 2005 versus 2004 due to higher systems hardware sales in 2005 compared to 2004. Gross profit increased in 2004 versus 2003 as a result of changes in our product mix with higher margin generated from slot contracts under periodic fee arrangements.

Condensed Statement of Operations

	Year Ended December 31,			Percentage Change	
	2005	2004	2003	05 vs. 04	04 vs. 03
Total revenue	$ 78,221	$ 96,374	$ 91,803	(18.8)%	5.0%
Cost of revenue	36,106	42,882	46,849	(15.8)%	(8.5)%
Gross profit	42,115	53,492	44,954	(21.3)%	(19.0)%
SG&A expense	$ 28,652	$ 27,595	$ 30,281	3.8%	(8.9)%
Slot rent expense	—	1,204	5,668	(100.0)%	(78.8)%
R&D expense	8,060	6,102	5,159	32.1%	18.3%
Depreciation and amortization	4,894	8,908	14,314	(45.1)%	(37.8)%
Net gain on disposal of non-core assets	(2,536)	—	—	—	—
Gain on sale of core intellectual property	(2,500)	—	—	—	—
Income from operations	$ 5,545	$ 9,683	$ (10,468)	(42.7)%	192.5%
Interest expense, net	(8,895)	(9,684)	(14,324)	(8.1)%	32.4%
Loss on early retirement of debt	(2,993)	—	(9,524)	—	—
Other income, net	360	195	87	84.6%	124.1%
Income (loss) before income tax benefit	(5,983)	194	(34,229)	(3,184.0)%	100.6%
Income tax benefit	—	65	13	(100.0)%	400.0%
Net income (loss)	$ (5,983)	$ 259	$ (34,216)	(2,410.0)%	100.8%
Net income (loss) per share	(0.24)	0.01	(2.33)	(2,481.4)%	100.4%

Selling, general and administrative expense ("SG&A"). SG&A increased by approximately $1.1 million in the year ended December 31, 2005 compared to 2004, and decreased by approximately $2.4 million in the year ended

December 31, 2004 compared to 2003. The increase in 2005 compared to 2004 was due primarily to additional legal and compliance costs necessary to continue to achieve regulatory approvals for our new products, costs incurred in connection with the documentation and testing of our business processes under the new corporate governance requirements and continued investments in upgrading our human capital. In 2003, selling, general and administrative expense included a $5.8 million write-down of assets that no longer generated sufficient cash flow to support their carrying value, severance and other costs associated with the reductions in service, international and management personnel and the closing of the manufacturing facility at our European subsidiary; and the separation and post-employment agreement costs for certain officers and directors.

Slot rent expense. Slot rent expense is the use of operating leases to finance the purchase and placement of slot machines. Slot rent expense decreased substantially in 2004 due to the expiration of slot leases during the current fiscal year. As of December 31, 2004, substantially all of our slot leases were expired or terminated.

Research and development expense ("R&D"). Our R&D spending continues to increase as we focus on developing game content for licensing to third parties and the further development of our casino management systems products through CasinoLink® Enterprise Edition – Modular Casino Management System. During 2005, research and development expense increased by 32.1% compared to the same period in 2004. During 2004, research and development expense increased by 18.3% compared to the same period in 2003. We expect R&D to continue to increase as a percentage of revenue during fiscal 2006 as part of this change in our business model.

Depreciation and amortization. Depreciation and amortization decreased 45.1% in 2005 compared to 2004 as a result of the $4.9 million write-down of our legacy slot hardware in June 2005. Depreciation and amortization also decreased 37.8% in 2004 compared to 2003 due to a change in the depreciable lives of our fixed assets. During 2003, the Company had determined that the useful lives of its existing slot machines should be accelerated as these assets were expected to be replaced. As of September 2004, the Company had not replaced these slot machines and has subsequently invested in refurbishment hardware for these devices. As such, the useful lives of these machines have been extended consistent with industry standards.

Net gain on disposition of non-core assets. During 2005, we recognized a net gain on disposition of non-core assets of $2.5 million as a result of completing two key strategic transactions. During the second quarter, we completed the sale of the interior sign division, which resulted in a gain of approximately $7.4 million including transaction costs. Additionally, we commenced the process of repositioning our existing slot machine platform to focus on central-server based game and third party content development. In connection with this repositioning, we entered into an asset purchase agreement to sell certain non-gaming slot hardware related to our existing platform. In connection with the repositioning, we recorded an impairment charge of $4.9 million equal to the amount by which the carrying value exceeded the fair value determined by the selling price.

Gain on sale of core intellectual property. During the third quarter of 2005, we completed a strategic licensing transaction, whereby we sold the remaining rights to certain intellectual property in a barter transaction, but retained a non-exclusive license in the intellectual property for use in our operations.

Interest expense. Interest expense decreased $0.8 million during 2005 due to the retirement of $20 million of the Senior Secured Notes during the fourth quarter, and due to the completion of amortizing certain debt issue costs. Interest expense decreased $4.6 million during 2004 due to the retirement of $40.0 million of Senior Secured Notes in late 2003.

Loss on early retirement of debt. During the fourth quarter of 2005, we recorded a $3.0 million loss on the early retirement of $20.0 million of our Senior Secured Notes. Of this charge, $1.2 million was a call premium paid in cash, and $1.8 million was a non-cash charge related to writing off related debt discount and prepaid debt issue costs.

Other income. Other income consists primarily of interest income earned on our cash deposits. Other income increased in 2005 compared to 2004, and in 2004 compared to 2003, due to larger accumulations of cash and cash equivalents during those years.

Income taxes. The Company did not recognize a tax benefit or provision related to its domestic operations for the years ended December 31, 2005, 2004 or 2003 due to the Company's net operating loss position. In 2004 and 2003, the income tax benefits recorded in the statements of operations related primarily to foreign tax credits and state income tax adjustments.

Earnings (loss) per share. Basic and diluted loss per share for the year ended December 31, 2005 was $(0.24) on 25.1 million basic and diluted average common shares outstanding. The basic and diluted earnings per share for the year ended December 31, 2004 was $0.01 on 21.9 million basic and 22.4 million diluted average common shares outstanding. Both basic and diluted loss per share for the year ended December 31, 2003 were ($2.33) on basic and diluted weighted average common shares outstanding of approximately 14.7 million.

Liquidity and Capital Resources

During 2005, cash generated from operations, warrant and option exercises and from our equity offering in the fourth quarter was used primarily for the acquisitions of PitTrak, VirtGame and EndX, the acquisition of various types of strategic IP, the retirement of a portion of our high yield debt, debt service and working capital.

For 2005, the Company incurred a net loss of approximately $6.0 million. Net cash and cash equivalents at December 31, 2005 were $14.1 million, an increase of approximately $1.8 million from $12.3 million at December 31, 2004. Working capital increased from $18.3 million at December 31, 2004 to $31.9 million at December 31, 2005. The working capital increase of approximately $13.6 million was due principally to a $1.8 million increase in cash, a $9.3 million increase in receivables, a $1.0 million increase in prepaids, a $0.2 increase in inventories, and a $1.8 million decrease in customer deposits, partially offset by a $0.5 million increase in accounts payable, accrued expenses and other current liabilities. The increase in receivables was related to a significant increase in the contract sales of IP and content, reflected in contracts receivable, offset by payment receipts and a reduction from the sale of the interior sign division.

Significant components of cash flows from operations are as follows:

(Amounts in millions)	
Net loss	$ (6.0)
Non-cash items	6.6
Gain on disposition of non-core assets	(2.5)
Loss on early retirement of debt	3.0
Other changes in assets and liabilities	(22.4)
Net cash used in operations	$ (21.3)

Other changes in assets and liabilities includes an increase in receivables of $11.1 million, primarily due to a significant increase in the licensing and sale of intellectual property and content, and an increase in prepaid expenses and other assets of $6.6 million, primarily prepaid royalties for game content.

Cash used in investing activities during 2005 was approximately $36.2 million, consisting primarily of $36.2 million in net cash payments for acquisitions, $8.7 million in capitalized costs of intangible assets, and $2.8 million purchases of fixed assets, partially offset by $11.5 million in net proceeds from sales of non-core assets and fixed assets.

Cash provided by financing activities was approximately $59.6 million during 2005. The significant components of this amount were $69.9 million in net cash received from an equity offering, $11.4 million from the exercise of options and warrants, partially offset by $21.2 million in principal and call premium paid to retire a portion of our Senior Secured Notes, $0.4 million in treasury stock purchases, and $0.1 million paid on capital leases and other noncurrent debt.

The following table summarizes the Company's contractual obligations for long-term debt, capital leases, interest expense, operating leases, license fees and employment agreements for the periods shown:

(Amount in thousands)	Total	Less than 1 year	1 – 3 Years	4 – 5 Years	After 5 Years
Contractual Obligations					
Long-term debt	$ 45,284	$ 284	$ 45,000	$ —	$ —
Capital lease obligations	28	28	—	—	—
Interest expense	15,586	5,344	10,242	—	—
Operating leases	9,777	2,714	4,637	2,251	175
License / Development	21,861	7,834	9,970	1,972	2,085
Employment agreements	413	413	—	—	—
Total	$ 92,949	$ 16,617	$ 69,849	$ 4,223	$ 2,260

The table above excludes accretion of debt discount of $1.0 million for the periods shown.

Although there can be no assurance, we believe that the cash on hand of $14.1 million at December 31, 2005, along with the expected increase in cash flows from operations over the next 12 months, will be sufficient to meet our anticipated working capital needs through December 31, 2006. Additionally, management is in the process of evaluating financing alternatives, including a credit facility. This financing would likely be used for ongoing contractual commitments, strategic investments in intellectual property, and other operating purposes.

Employment Agreements

We have entered into employment contracts, with our corporate officers and certain other key employees. Significant contract provisions include minimum annual base salaries, healthcare benefits, life insurance benefits, bonus compensation if performance measures are achieved, changes in control (CIC), grants of restricted stock, incentive stock options and non-compete provisions. These contracts are primarily "at will" employment agreements, under which we or the employee may terminate employment. If we terminate any of these employees without cause, then we are obligated to pay the employee severance benefits as specified in their individual contract.

Purchase Commitments

From time to time, we enter into commitments with our vendors to purchase inventory at fixed prices or in guaranteed quantities. From time to time we also enter into certain intellectual property license arrangements that require upfront payments upon signing and/or additional payments upon our election to renew the licenses. In addition, we may choose to negotiate and renew licenses upon their normal expiration. No assurances can be given as to the terms of such renewals, if any.

In August 2004, we signed a license and development agreement with IGT to license segments of our patent portfolio of technology and to develop video slot games based on our content, for a term continuing until the last to expire of the patent rights under the agreement. The new games are to be developed on IGT's game platform and distributed by us. Pursuant to this agreement, IGT also licenses aspects of its intellectual property to us for its games and we are committed to purchase from IGT a minimum of 600 slot machines carrying our game content on them over the life of the agreement. The Company will be required to pay for the slot machines through a daily fee arrangement whereby IGT will receive an amount equal to 25% of the Company's gross revenue derived from the slot machines, with a minimum of $12.50 per day per machine, as defined in the agreement.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements with unconsolidated entities or other persons.

Capital Expenditures and Other

During 2005, we spent approximately $1.9 million for purchases of property and equipment and $.9 million for purchases of inventory leased to others. We expect to spend approximately the same amount for capital expenditures in 2006.

We are a party to post-employment agreements entered into in August 2002 with our former CEO and CFO to provide cash payments of approximately $2.8 million and $0.8 million respectively. The agreements require payments subsequent to December 31, 2002 of approximately $2.0 million plus medical costs through August 2006. In March 2003, we reached an agreement with our former CEO whereby he resigned from the board of directors and specifically as chairman of the board. In March 2003, we paid our former CEO all outstanding future payments totaling approximately $1.4 million and agreed to pay certain legal costs incurred by the former CEO in the approximate amount of $0.5 million.

Share Repurchase Plan

On August 13, 2002 our Board of Directors authorized the purchase of up to $2.0 million of our common stock. The purchases may be made from time to time in the open market. The timing and actual number of shares to be purchased will depend on market conditions. Through December 31, 2005, we have purchased approximately 254,000 shares of our common stock for approximately $1.3 million.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies require that we apply significant estimates, judgments and assumptions, that we believe are reasonable, in calculating the reported amounts of certain assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. By their nature, these estimates are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, our observance of known industry trends, and information available from outside sources, as appropriate. On a regular basis, we evaluate our estimates including those related to lives assigned to our assets, the determination of bad debts, inventory valuation reserves, asset impairment and self-insurance reserves. There can be no assurance that actual results will not differ from our estimates.

We have identified the following policies as critical to our business operations and the understanding of our results of operations: revenue recognition, receivables and allowance for doubtful accounts, inventories and obsolescence, and long-lived asset impairment. To provide an understanding of the methodology we apply these and other significant accounting policies discussed below and where appropriate in the notes to our consolidated financial statements.

Revenue Recognition

The Company recognizes revenue as follows:

Slot and Table Games. We lease and sell proprietary slot and table games to casino customers. Table game lease contracts are typically for a 36-month period with a 30-day cancellation clause. The lease revenue is recognized on a monthly basis. Slot machine lease contracts are either on revenue participation or a fixed-rental basis. Slot machine lease contracts are typically for a month-to-month period with a 30-day cancellation clause. On a participation basis, we earn a share of the revenue that the casino earns from these slot machines. On a fixed-rental basis, we charge a fixed amount per slot machine per day. Revenues from both types of lease arrangements are recognized on the accrual basis. The sales agreements for proprietary table games and slot games consist of the sale of hardware and a perpetual license for the proprietary intellectual property. Slot and table game sales are executed by a signed contract or a customer purchase order. We generally recognize revenues for these sales agreements when the hardware and intellectual property is delivered to the customer.

Systems. System sales consist of a suite of products (some of which are sold separately) that enable gaming entities to track customer gaming activity, account for slot machine activity and operate progressive jackpot systems. There are proprietary hardware and software components to the systems. The Company accounts for system sales in accordance with Statement of Position 97- 2 - Software Revenue Recognition ("SOP 97-2"). System sales are considered multiple element arrangements because they include hardware, software, installation, training and post-sale customer support. System sales are evidenced by a signed contract. Follow-up spare parts and hardware-only sales are evidenced by a purchase order. Revenue for system sales is recognized when: (i) there is a signed contract with a fixed determinable price; (ii) collectibility of the sale is probable; and (iii) the hardware and software have been delivered, installed, training has been completed and acceptance has occurred. Not all systems contracts require installation. Examples include sales of hardware only to (i) previous customers that are expanding their systems, (ii) customers that have multiple locations and do the installation themselves and require an additional software license and hardware and (iii) customers purchasing spare parts.

Postcontract Customer Support. Maintenance and support for all of our products are sold under agreements with established vendor-specific objective evidence of fair value in accordance with the applicable accounting literature. These contracts are generally for a period of three years and revenue is recognized ratably over the contract service period. Further training is also sold under agreements with established vendor-specific objective evidence of price, which is based on daily rates and is recognized upon delivery.

License Arrangements. A significant portion of our revenues are generated from the license of intellectual property, software and game content. These licenses are sold on a stand-alone basis or in multiple element arrangements. We recognize revenues from these transactions in accordance with the applicable accounting literature. Revenues under perpetual license arrangements are generally recognized when the license is delivered. Revenues under fixed term arrangements are generally recognized over the term of the arrangement or in a manner consistent with the earnings process. For arrangements with multiple deliverables, revenue is generally recognized as the elements are delivered so long as the undelivered elements have established fair values as required in the applicable accounting literature.

Interior Signage. Product sales are executed by a signed contract or customer purchase order. Revenue is recognized when the completed product is delivered. If the agreement calls for the Company to perform an installation after delivery, revenue related to the installation is recognized when the installation has been completed and accepted by the customer.

Inventory and Obsolescence

We routinely evaluate the realizability of our inventory based on a combination of factors including the following: historical usage rates, forecasted sales or usage, estimated service period, product end of life dates, estimated current and future market values, service inventory requirements and new product introductions, as well as other factors. Purchasing requirements and alternative usage avenues are explored within these processes to mitigate inventory exposure. Raw materials and work in progress with quantities in excess of forecasted usage are reviewed at least quarterly by our engineering and operating personnel for obsolescence. Such raw material and work in progress write-downs are typically caused by engineering change orders or product end of life adjustments. Finished goods are reviewed at least quarterly by product marketing and operating personnel to determine if inventory carrying costs exceed market selling prices. Service inventory is systematically reserved for based on the estimated remaining service life of the inventory. We record reserves for inventory based on the above factors and take into account worldwide quantities and demand in our analysis. In 2005 and 2004, we reduced our reserves through write-offs of obsolete inventories and adjusted the level of reserves in accordance with our accounting policies. If circumstances related to our inventories change, our estimates of the realizability of inventory could materially change.

Long-Lived Asset Impairment

Long-lived assets and intangible assets with determinable lives are reviewed for impairment quarterly or whenever events or circumstances indicate that the carrying amount of assets may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." We evaluate recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Such reviews assess the fair value of the assets based upon our estimates of the future cash flows we expected the assets to generate. In response to changes in industry and market conditions, we may be required to strategically realign our resources in the future, which could result in an impairment of long-lived assets.

For indefinite-lived assets including perpetual licenses and goodwill, an independent valuation is performed at least annually to determine if any impairment has occurred.

Recently Issued Accounting Standards

In November 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4." The amendment clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for our fiscal year beginning on January 1, 2006. We believe that the adoption of this amendment will not have a material impact to our overall results of operations or financial position.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R") that establishes standards for accounting for transactions in which a company exchanges its equity instruments for goods and services or incurs a liability in exchange for goods and services that is based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The primary focus of this pronouncement is on issuing share-based payments for services provided by employees. This pronouncement also requires recognition of compensation expense for new equity instruments awarded or for modifications, cancellations or repurchases of existing awards starting January 1, 2006. Compensation expense for new equity awards, in most cases, will be based on the fair value of the stock on the date of grant and will be recognized over the vesting service period. An award of a liability instrument, as defined by this pronouncement, will initially be recorded at fair value and will be adjusted each reporting period to the new fair value through the date of settlement. Additionally, in March 2005, the SEC issued SAB 107, *Share-Based Payment,* providing interpretive guidance on SFAS 123R valuation methods, assumptions used in valuation models, and the interaction of SFAS 123R with existing SEC guidance. SAB 107 also requires the classification of stock compensation expense to the same financial statement line item as cash compensation, and therefore, may impact cost of sales and service, related gross profits and margins, selling, general and administrative expenses and research and development expenses. As a public company, we are allowed to select from two alternative transition methods, each having different reporting implications. While management has not yet completed its evaluation of this statement, the adoption of this statement is expected to have a material negative impact on our results of operations. However, due to the "non-cash" nature of stock option expense, we do not expect the adoption of this statement to have an impact on our cash flows.

In December 2004, the FASB issued FASB Staff Position No. 109-1, Application of SFAS No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities provided by the American Jobs Creation Act of 2004 ("FSP No. 109-1"). FSP No. 109-1 states that the qualified production activities deduction should be accounted for as a special deduction in accordance with SFAS No. 109. This statement was effective upon issuance. The adoption of this statement had no material impact on our results of operations, financial position or cash flows.

In December 2004, the FASB reached unanimous consensus on Emerging Issues Task Force ("EITF") 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share." EITF 04-8 requires that the dilutive effect of outstanding contingent convertible notes shares be included in diluted earnings per share calculation, regardless of whether the market price trigger or other contingent conversion feature has been met. Since the Company currently has no outstanding contingent convertible debt, the adoption of this guidance did not have a material impact on our overall results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 changes the requirement for the accounting for and reporting of a change in accounting principle and guidance for retrospective application of a change in accounting principle. The statement also requires that a change in depreciation, amortization or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The statement carries forward, without change, the guidance contained in APB Opinion No. 20 for reporting the correction of errors in previously issued financial statements and changes in accounting estimates. The provisions of SFAS 154 will be effective for accounting changes made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS 154 to have a material impact on our results of operations or consolidated financial position.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Foreign Currency Risk

There are two types of foreign currency exchange risks that a company may be subject to: transaction and translation gains or losses. Foreign currency transaction gains or losses are distinguished from translation gains or losses as follows: (i) translation adjustments do not involve the movement of cash, they are accounting conversion calculations of an existing functional currency to a reporting currency and (ii) transaction gain or losses, however, are based on an actual transaction that requires formal payment at a future point in time.

We are subject to foreign currency exchange risk relating to the translation of our foreign subsidiaries' asset, liability, income and expense accounts. Our foreign subsidiaries use the local currency as their functional currency. The assets and liabilities of these subsidiaries are translated into U.S. dollars at the rate of exchange at the end of the relevant period. The income and expense accounts are translated using the average rate of exchange during the relevant period. Due to the long-term nature of our investment in our foreign operations, most of our intercompany transactions and translation adjustments are reflected as a separate component in stockholders' equity. Although we do not regularly incur gains or losses from specific foreign currency transactions and do not believe that these amounts would be material, these gains and losses would be reflected in our consolidated statement of operations. For the year ended December 31, 2005, we did not have any forwards, options or other derivative contracts in force. We do not consider our existing foreign currency translation exposure to be material.

Interest Rate Risk

We have total interest-bearing debt of approximately $45.3 million before discounts. The components of this amount have fixed rates of interest and therefore, we do not have exposure to the fluctuation of market interest rates.

Any future borrowings will be exposed to market rate risk. We periodically review our interest rate exposure, if any, on our long-term debt and, as market conditions warrant, we may enter into an interest rate cap or swap agreements in order to manage this exposure. For the year ended December 31, 2005, we did not have any agreements in force. See Note 11 in the Notes to Consolidated Financial Statements.

Item 8. Consolidated Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2005, 2004, and 2003

All other schedules are omitted because of the absence of conditions under which they are required or because the information is included in the financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Progressive Gaming International Corporation
Las Vegas, Nevada

We have audited the accompanying consolidated balance sheets of Progressive Gaming International Corporation (the "Company") as of December 31, 2005 and 2004 and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Progressive Gaming International Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2006 expressed an unqualified opinion on management's assessment of internal controls over financial reporting and an adverse opinion on the effectiveness of internal controls over financial reporting because of the existence of a material weakness.

/s/ BDO Seidman, LLP

Los Angeles, California
March 28, 2006

PROGRESSIVE GAMING INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
as of December 31, 2005 and 2004

(Amounts in thousands)	2005	2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 14,081	$ 12,305
Accounts receivable, net of allowance for doubtful accounts of $805 and $900	12,919	14,300
Contract sales receivable, net of allowance for doubtful accounts of $1,529 and $1,529	13,170	2,462
Inventories, net of reserves of $1,157 and $1,332	10,534	10,276
Prepaid expenses	3,582	2,572
Total current assets	54,286	41,915
Contract sales and notes receivable, net	89	1,075
Property and equipment, net	4,417	9,975
Intangible assets, net	61,951	34,896
Goodwill	57,173	15,227
Other assets	7,930	4,229
Total assets	$ 185,846	$ 107,317
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 7,681	$ 9,832
Customer deposits	1,224	3,047
Current portion of long-term debt and notes payable	287	368
Accrued liabilities	5,552	7,614
Deferred revenues and license fees	7,620	2,781
Total current liabilities	22,364	23,642
Long-term debt and notes payable, net of unamortized discount of $954 and $1,895	44,071	63,170
Other long-term liabilities	—	1,970
Deferred tax liability	14,856	8,294
Total liabilities	81,291	97,076
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.10 par value, 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.10 par value, 100,000,000 shares authorized 34,355,943 and 22,498,149 shares issued and outstanding	3,436	2,250
Additional paid-in capital	217,075	116,932
Other comprehensive loss	(744)	(145)
Accumulated deficit	(113,886)	(107,903)
Subtotal	105,881	11,134
Less treasury stock, 254,174 and 217,698 shares, at cost	(1,326)	(893)
Total stockholders' equity	104,555	10,241
Total liabilities and stockholders' equity	$ 185,846	$ 107,317

See notes to consolidated financial statements.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2005, 2004 and 2003

(Amounts in thousands, except per share amounts)	2005	2004	2003
Revenues:			
Slot and table games	$ 33,670	$ 40,560	$ 40,932
Interior signage	5,252	20,014	36,919
Systems	39,299	35,800	13,952
Total revenues	78,221	96,374	91,803
Cost of revenues:			
Slot and table games	12,677	11,999	13,999
Interior signage	3,832	12,335	25,736
Systems	19,597	18,548	7,114
Total cost of revenues	36,106	42,882	46,849
Gross profit	42,115	53,492	44,954
Selling, general and administrative expense	28,652	27,595	30,281
Slot rent expense	—	1,204	5,668
Research and development	8,060	6,102	5,159
Depreciation and amortization	4,894	8,908	14,314
Net gain on disposition of non-core assets	(2,536)	—	—
Gain on sale of core intellectual property	(2,500)	—	—
	36,570	43,809	55,422
Operating income (loss)	5,545	9,683	(10,468)
Interest expense	(8,895)	(9,684)	(14,324)
Loss on early retirement of debt	(2,993)	—	(9,524)
Other income, net	360	195	87
Income (loss) before income tax benefit	(5,983)	194	(34,229)
Income tax benefit	—	65	13
Net income (loss)	$ (5,983)	$ 259	$ (34,216)
Weighted average common shares:			
Basic	25,124	21,884	14,689
Diluted	25,124	22,359	14,689
Basic and diluted earnings (loss) per share:	$ (0.24)	$ 0.01	$ (2.33)

See notes to consolidated financial statements.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2005, 2004 and 2003

(Amounts in thousands)	2005	2004	2003
Net income (loss)	$ (5,983)	$ 259	$ (34,216)
Other comprehensive income (loss), net of tax:			
Foreign currency translation gains (losses)	(599)	108	605
Comprehensive income (loss)	$ (6,582)	$ 367	$ (33,611)

See notes to consolidated financial statements.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2005, 2004 and 2003

(Amounts in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Foreign Currency Translation	Accumulated Deficit	Treasury Stock	Total
Balance, December 31, 2002	13,050	$ 1,305	$ 67,299	$ (858)	$ (73,946)	$ (712)	$ (6,912)
Stock options exercised	339	34	1,364				1,398
Employee stock purchase plan	97	10	345				355
Employee stock incentive plan			135				135
Stock options and warrants granted to consultants and vendors			95				95
Private placement	8,425	842	40,902				41,744
Stock warrants issues with private placement			4,185				4,185
Translation adjustments				605			605
Net loss					(34,216)		(34,216)
Balance, December 31, 2003	21,911	$ 2,191	$ 114,325	$ (253)	$ (108,162)	$ (712)	$ 7,389
Stock options exercised	436	44	1,855				1,899
Employee stock purchase plan	87	9	407				416
Employee stock incentive plan			345				345
Translation adjustments				108			108
Issuance of restricted stock	64	6					6
Purchase of treasury stock						(181)	(181)
Net income					259		259
Balance, December 31, 2004	22,498	$ 2,250	$ 116,932	$ (145)	$ (107,903)	$ (893)	$ 10,241
Stock options exercised	626	63	3,063				3,126
Stock warrants exercised	1,518	152	8,000				8,152
Employee stock purchase plan	14	1	117				118
Employee stock incentive plan			736				736
Translation adjustments				(599)			(599)
Issuance of restricted stock	131	13	(13)				—
Purchase of treasury stock						(433)	(433)
Issuance of common stock for cash	8,298	830	69,094				69,924
Common stock issued in acquisition	1,271	127	19,146				19,273
Net loss					(5,983)		(5,983)
Balance, December 31, 2005	34,356	$ 3,436	$ 217,075	$ (744)	$ (113,886)	$ (1,326)	$ 104,555

See notes to consolidated financial statements.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005, 2004 and 2003

(Amounts in thousands)	2005	2004	2003
Cash flows from operating activities:			
Net income (loss)	$ (5,983)	$ 259	$ (34,216)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	2,594	6,999	11,548
Amortization	2,300	1,909	2,766
Provision for (recovery of) bad debts	(49)	149	(342)
Provision for obsolete inventory	(85)	(912)	1,670
Amortization of debt discount and debt issue costs	1,147	1,576	2,161
Loss (gain) on disposition of property and equipment	44	(6)	290
Net gain on disposition of non-core assets	(2,536)	—	—
Loss on early retirement of debt	2,993	—	9,524
Stock-based compensation	736	344	154
Write-down of assets	—	—	3,320
Other	—	(33)	—
Changes in assets and liabilities:			
Accounts receivable	(1,503)	(3,083)	3,061
Contract sales receivable	(9,633)	(2,801)	216
Inventories	(1,404)	(1,548)	2,724
Prepaid expenses and other assets	(6,607)	(419)	1,888
Trade accounts payable	(1,829)	3,376	(2,840)
Accrued expenses	(3,306)	341	(1,966)
Customer deposits, deferred revenue and other liabilities	1,793	2,320	(2,276)
Net cash provided by (used in) operating activities	(21,328)	8,471	(2,318)
Cash flows from investing activities:			
Purchase of property and equipment	(1,923)	(792)	(1,132)
Purchase of inventory leased to others	(862)	(5,097)	(4,110)
Proceeds from sales of property and equipment	145	69	13
Proceeds from sale of non-core assets	11,402	—	—
Purchases of business operations, net of cash acquired	(36,203)	—	—
Increase in intangible assets	(8,769)	(245)	(150)
Net cash used in investing activities	(36,210)	(6,065)	(5,379)
Cash flows from financing activities:			
Principal payments on notes payable and long-term debt	(20,061)	(108)	(123)
Call premium on early retirement of debt	(1,188)	—	—
Principal payments on capital leases	(60)	(587)	(1,513)
Principal payments of deferred license fees	—	(535)	(493)
Purchase of treasury stock	(433)	(181)	—
Proceeds from issuance of common stock and warrants	81,320	2,352	1,752
Net cash provided by (used in) financing activities	59,578	941	(377)
Effect of exchange rate changes on cash and cash equivalents	(264)	275	482
Increase (decrease) in cash and cash equivalents	1,776	3,622	(7,592)
Cash and cash equivalents, beginning of year	12,305	8,683	16,275
Cash and cash equivalents, end of year	$ 14,081	$ 12,305	$ 8,683

See notes to consolidated financial statements.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
For the Years Ended December 31, 2005, 2004 and 2003

(Amounts in thousands)	2005	2004	2003
Supplemental disclosure of cash flows information:			
Cash paid during the year for:			
Interest	$ 8,467	$ 9,685	$ 13,138
State and federal taxes	$ 170	$ 46	$ 56
Supplemental schedule of non-cash investing and financing activities:			
Retirement of debt			$ 40,000
Issuance of warrants			$ 4,261
Transfer equipment to inventory		$ 198	$ 74
Property and equipment acquired through capital lease			$ 48
Gaming equipment leased to others acquired through capital lease		$ 670	
Acquisitions:			
Fair value of assets acquired	$ 22,234		
Liabilities assumed	2,266		
Fair value of common stock, warrants and options issued in business combinations	19,273		
Goodwill recognized	35,508		

See notes to consolidated financial statements.

Certain items reported in the prior year have been reclassified to follow the Company's current year's reporting practice. Additionally, all intercompany activity has been eliminated.

Amounts disclosed in the accompanying footnote tables are shown in thousands while amounts included in text are disclosed in actual amounts.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business:

Progressive Gaming International Corporation (referred throughout these notes, together with its subsidiaries as "Progressive" or "the Company") was incorporated in May 1986 in Nevada. Progressive develops, acquires, and markets (i) proprietary branded slot machine and table games, including the Caribbean Stud® table game, (ii) electronic player tracking, game monitoring/accounting and progressive jackpot and mystery systems for slot and table game operations. The Company's current facilities are in North America, the Netherlands, the United Kingdom, Macau, Estonia, and Australia. The Company's customers include casinos, other gaming suppliers, operators of wide-area gaming networks and lottery authorities. Progressive's gaming products are found in almost every major gaming jurisdiction worldwide.

The Company's worldwide operations are concentrated in two principal business segments: slot and table games, and systems.

Slot and Table games. The Company established its slot and table game business unit in 1993 to develop, acquire, and distribute proprietary games, and these have become increasingly important to the Company's business. The Company owns or licenses the rights to several categories of proprietary games, which it places in casinos under lease arrangements. These leases provide for license fees, fixed rental payments or a participation in the game's operating results.

Systems. The Company also sells or leases software and electronic components for player tracking and slot machine and table game monitoring/accounting systems along with progressive jackpot and mystery systems to casino operators and governmental agencies.

Interior Signage. In connection with its focus on games content and technology, the Company sold its interior sign division through a private buy-out of the division's employees during 2005.

Acquisitions / Divestitures

In December 2004, the Company entered into two strategic transactions to enhance its table games and table systems products. First, the Company agreed to acquire the table games management system, PitTrak®, including its existing customer base from Hotel Systems Pty, Ltd. of Sydney, Australia. PitTrak® has a similar functionality as the Company's TableLink® product and provided the Company with an existing installed base of over 400 tables and access to sell its management solutions worldwide. The purchase of PitTrak® was completed in January 2005. The Company also purchased patents related to player card image based recognition (IBR) and licensed the exclusive rights to develop and distribute an IBR card recognition shoe. These transactions were completed in January 2005.

In connection with its focus on games content and technology the Company sold its interior sign division during 2005. The newly formed entity retained the Mikohn brand. Accordingly, the Company filed fictitious name filings in all jurisdictions in which it does business to allow it to do business as Progressive Gaming International Corporation effective January 2005. In addition, the Company changed its NASDAQ ticker symbol to PGIC, effective January 5, 2005. The Company changed its legal name to Progressive Gaming International Corporation in March, 2006. The Company retained a minority interest in the sign business and as a result did not present the reporting unit as a discontinued operation in accordance with Statement of Financial Accounting Standard ("SFAS") 144 "Long Lived Assets and Assets to be Disposed Of".

On October 7, 2005, the Company completed its acquisition of VirtGame Corp. (VirtGame), a provider of open architecture gaming software primarily focused on the delivery of a central-server based slot games and centrally managed sports betting. The Company will issue approximately 1.8 million shares of its common stock for all of the outstanding common stock, preferred stock, warrants and options of VirtGame. The Company also provided VirtGame with a secured credit facility of $2.5 million to bridge their operations until the acquisition was complete. At December 31, 2004, the Company had advanced $0.3 million to VirtGame under this credit facility.

On November 28, 2005, the Company acquired EndX Group, Ltd. ("EndX"), a global gaming management systems software company headquartered in the United Kingdom, for approximately $29.2 million in cash, including transaction costs. EndX had been one of the Company's key strategic partners for over three years. The EndX Intelligence product suite is currently installed in over 175 gaming centers in approximately 20 countries worldwide, including centers operated by the three major gaming operators located in the United Kingdom. The EndX product has been integrated as a part of CasinoLink® Enterprise Edition. The modules of EndX include cage and cash management, player marketing, table games accounting, and surveillance and alerts monitoring. In addition, we and EndX previously created a version of TableLink® for the international market. Significant North American multi-site installations that have been completed or are in the process of being installed include 17 sites for the British Columbia Lottery Corporation and four sites for the Saskatchewan Indian Gaming Authority.

Summary of Significant Accounting Policies:

Principles of Consolidation. The consolidated financial statements include the accounts for the Company and all of its majority-owned subsidiaries and are maintained in accordance with accounting principles generally accepted in the United States of America. All material intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand, demand deposits, and short-term investments with original maturities of less than ninety (90) days. The Company places its cash and temporary investments with high quality institutions. At December 31, 2005, the Company had deposits with high quality institutions in excess of FDIC insured limits by approximately $12.2 million. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

Fair Values of Financial Instruments. In accordance with reporting and disclosure requirements of the Statement of Financial Accounting Standards ("SFAS") No. 107 - Disclosures about Fair Values of Financial Instruments, the Company calculates the fair value of financial instruments and includes this information in the Company's Notes to Consolidated Financial Statements when the fair value is different than the book value of those financial instruments. When fair value is equal to book value, no disclosure is made. Fair value is determined using quoted market prices whenever available. When quoted market prices are not available, the Company uses alternative valuation techniques such as calculating the present value of estimated future cash flows utilizing discount rates commensurate with the risks involved.

Receivables and Allowance for Doubtful Accounts. The Company regularly evaluates the collectibility of its trade receivable balances based on a combination of factors. When a customer's account becomes past due, dialogue is initiated with the customer to determine the cause. If it is determined that the customer will be unable to meet its financial obligation to the Company, such as in the case of a bankruptcy filing, deterioration in the customer's operating results or financial position or other material events impacting their business, a specific reserve is recorded for bad debt to reduce the related receivable to the amount the Company expects to recover given all information presently available. The Company also records reserves for bad debt for all other customers based on certain other factors including the length of time the receivables are past due and historical collection experience with individual customers. If circumstances related to specific customers change, the Company's estimates of the recoverability of receivables could materially change.

Inventories. Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market.

Long-Lived Assets. Property and equipment are stated at cost and are depreciated by the straight-line method over the useful lives of the assets, which range from 3 to 15 years. Costs of major improvements are capitalized; costs of normal repairs and maintenance are charged to expense as incurred. Management requires long-lived assets that are held and used by the Company to be reviewed for impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from related future undiscounted cash flows.

During 2003, the Company had determined that the useful life of its existing slot machines should be accelerated to fully depreciate by the end of 2004 as these assets were expected to be phased out and replaced by a different hardware platform. As of September 2004, the Company had not replaced its slot machine hardware platform and has subsequently invested in the refurbishment of these assets to be compliant with current industry standards and enhance their productivity. Management has determined that the useful life of these refurbished slot machines should be five years.

Patents and Trademarks. The Company capitalizes the cost of registering and defending patents and trademarks. These costs are amortized over the useful life of the patent or trademark.

Intangible Assets. Intangible assets consist of patent and trademark rights, goodwill, intellectual property rights, covenants not to compete, software costs, license fees and perpetual license. They are recorded at cost and are amortized, except goodwill and perpetual license, on a straight-line basis based on the period of time the asset is expected to contribute directly or indirectly to future cash flows, which range from 5 to 40 years.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002. Under SFAS No. 142, goodwill and indefinite life intangible assets, such as the Company's perpetual license, are no longer amortized but are subject to periodic impairment tests. Other intangible assets with finite lives, such as patents, software development costs, trademark and proprietary property rights and license and non-compete agreements will continue to be amortized over their useful lives. Management performs impairment reviews annually or whenever events or circumstances occur that would indicate the assets may be impaired.

Deferred Revenues and License Fees. Deferred revenues consist primarily of arrangements for which revenues will be recognized in future periods.

Deposits and Product Sales Recognition. Deposit liabilities represent payments and payment obligations collected in advance from customers pursuant to agreements under which the related sale of inventory has not been completed.

Other Assets. Other long term assets represent primarily prepaid content development and software costs of $5.7 million and $0, unamortized loan fees related to the Senior Secured Notes of approximately $1.2 million and $2.5 million, and security deposits for building and equipment leases and other services of approximately $0.9 million and $0.6 million, at December 31, 2005 and 2004, respectively.

Commitments and Contingencies. The Company is involved in various legal proceedings. It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and the amount is reasonably estimable.

Foreign Currency Translation. The Company accounts for currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are charged or credited to other comprehensive income (loss).

Nonmonetary Exchanges. The Company adopted Statement of Financial Accounting Standards No. 153 "Exchanges of Non-Monetary Assets" (FASB 153) for the quarter ended September 30, 2005. FASB 153 addresses the measurement for the exchange of non-monetary assets. FASB 153 requires that exchanges be recorded at fair value provided that fair value is determinable and other qualifying criteria are met as described in the standard. If fair value is not determinable or if the other qualifying criteria are not met, the exchange is recorded at cost.

In September 2005, the Company entered into separate transactions involving the licensing of intellectual property and content. The first involved the license of the Company's legacy slot operating system of which the Company had previously acquired a portion of the rights to, made significant modifications and enhancements and obtained regulatory approval in numerous jurisdictions. We also acquired unique intellectual property content primarily for use in the Company's server-based wagering growth initiative from this party who licensed our operating system.

These transactions were accounted for as non-monetary exchanges in accordance with FASB 153 and have been recorded at cost in the accompanying consolidated balance sheets.

The second transaction involved obtaining the rights to execute the license of the slot operating system from the current owner. The current owner also purchased core intellectual property from us. These transactions were recorded as non-monetary exchanges in accordance with FASB 153 and recorded at fair value in the accompanying consolidated statement of operations.

Revenue Recognition. The Company recognizes revenue depending as follows:

Slot and Table Games. The Company leases and sells proprietary slot and table games to casino customers. Table game lease contracts are typically for a 36-month period with a 30-day cancellation clause. The lease revenue is recognized on a monthly basis. Slot machine lease contracts are either on revenue participation or a fixed-rental basis. Slot machine lease contracts are typically for a month-to-month period with a 30-day cancellation clause. On a participation basis, the Company earns a share of the revenue that the casino earns from these slot machines. On a fixed-rental basis, the Company charges a fixed amount per slot machine per day. Revenues from both types of lease arrangements are recognized on the accrual basis. The sales agreements for proprietary table games and slot games consist of the sale of hardware and a perpetual license for the proprietary intellectual property. Slot and table game sales are executed by a signed contract or a customer purchase order. Revenues for these sales agreements are generally recognized when the hardware and intellectual property is delivered to the customer.

Systems. System sales consist of a suite of products (some of which are sold separately) that enable gaming entities to track customer gaming activity, account for slot machine activity and operate progressive jackpot systems. There are proprietary hardware and software components to the systems. The Company accounts for system sales in accordance with Statement of Position 97- 2 - Software Revenue Recognition ("SOP 97-2"). System sales are considered multiple element arrangements because they include hardware, software, installation, training and post-sale customer support. System sales are evidenced by a signed contract. Follow-up spare parts and hardware-only sales are evidenced by a purchase order. Revenue for system sales is recognized when: (i) there is a signed contract with a fixed determinable price; (ii) collectibility of the sale is probable; and (iii) the hardware and software have been delivered, installed, training has been completed and acceptance has occurred.

Not all systems contracts require installation. Examples include sales of hardware only to (i) previous customers that are expanding their systems, (ii) customers that have multiple locations and do the installation themselves and require an additional software license and hardware and (iii) customers purchasing spare parts.

Postcontract Customer Support. Maintenance and support for all of the Company's products are sold under agreements with established vendor-specific objective evidence of fair value in accordance with the applicable accounting literature. These contracts are generally for a period of three years and revenue is recognized ratably over the contract service period. Further training is also sold under agreements with established vendor-specific objective evidence of price, which is based on daily rates and is recognized upon delivery.

License Arrangements. A significant portion of the Company's revenues are generated from the license of intellectual property, software and game content. These licenses are sold on a stand-alone basis or in multiple element arrangements. Revenue is recognized from these transactions in accordance with the applicable accounting literature. Revenues under perpetual license arrangements are generally recognized when the license is delivered. Revenues under fixed term arrangements are generally recognized over the term of the arrangement or in a manner consistent with the earnings process. For arrangements with multiple deliverables, revenue is generally recognized as the elements are delivered so long as the undelivered elements have established fair values as required in the applicable accounting literature.

Interior Signage. Product sales are executed by a signed contract or customer purchase order. Revenue is recognized when the completed product is delivered. If the agreement calls for the Company to perform an installation after delivery, revenue related to the installation is recognized when the installation has been completed and accepted by the customer.

Certain of the Company's revenue arrangements are considered nonmonetary exchanges under SFAS No. 153, "Exchanges of Nonmonetary Assets". Such transactions are generally accounted for on the cost basis of accounting. Under certain circumstances, transactions within the scope of this pronouncement may be accounted for at fair value.

Stock-Based Compensation. The Company has stock-based employee and director compensation plans which are described more fully in Note 16. The Company accounts for those plans in accordance with APB No. 25, "Accounting For Stock Issued to Employees", and related Interpretations. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Effective January 1, 2006, the Company will be required to adopt the provisions of FAS 123R, which requires that the fair value of stock options and similar awards be expensed.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the 2003 through 2005 grants: risk-free interest rate at the date of grant which ranged from 3.125% to 7.78%; expected dividend yield of 0.0%; expected life of the option from 1 to 6 years; and expected volatility between 50 and 60 percent.

(Amounts in thousands, except per share amounts)	2005	2004	2003
Net income (loss), as reported	$ (5,983)	$ 259	$ (34,216)
Add: Reported stock-based compensation expense	736	344	154
Deduct: Pro forma stock-based compensation expense determined under fair value method	(3,032)	(1,368)	(956)
Pro forma net loss	$ (8,279)	$ (765)	$ (35,018)
Earnings (loss) per share:			
As reported — Basic and diluted	$ (0.24)	$ 0.01	$ (2.33)
Pro forma — Basic and diluted	$ (0.33)	$ (0.03)	$ (2.38)

Equity Instruments Issued to Consultants and Vendors. The Company's accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of Emerging Issues Task Force ("EITF") 96-18- Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and EITF 00-18 - Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor's performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized as a charge to the statement of operations over the term of the consulting agreement. No expense was recognized in the current year as a result of equity instruments issued to consultants. The number of uncancelled options issued to consultants at December 31, 2005, was approximately 55,000.

In addition, the Company has received from Hasbro and Ripley licensing rights to intellectual property, including rights to develop and market gaming devices and associated equipment under the trademarks Monopoly®, Battleship®, Trivial Pursuit® and Ripley's - Believe It or Not!®. In exchange for these license agreements, the Company granted Hasbro and Ripley warrants to purchase shares of the Company's common stock for each license.

Related Party Transactions. On May 2, 2005, the Company sold substantially all the assets of its sign and graphics manufacturing business to a third party, retaining less than 1% equity interest. The Company and Mikohn Signs and Graphics, LLC ("MSG"), signed a Transition Services Agreement and a Manufacturer's Supply Agreement upon completion of the transaction.

The Transition Services Agreement had a term of six months ending on November 2, 2005 that required certain services to be performed by both parties during the separation. The Company was obligated to provide administrative support, customer service and compliance assistance, whereas MSG was obligated to provide electronic assembly and warehousing services during the term of the agreement.

Both parties entered into a three year Manufacturer's Supply Agreement at the close of the transaction, whereby MSG would purchase electronics from the Company at its standard OEM pricing. For the period from May 2, 2005 to December 31, 2005, MSG purchased approximately $1.4 million in electronic displays and related products from the Company.

In addition, under the Manufacturer's Supply Agreement, MSG will provide the Company assembly, testing, shipping and warehousing services at MSG's warehouse at hours worked plus any overhead associated with providing these services, multiplied by 110%. On January 3, 2006, Progressive terminated this portion of the agreement and is currently using a third party contract manufacturer in Las Vegas, Nevada to provide these same services.

From time to time, the Company purchases signage and sign related products from MSG in conjunction with its progressive jackpot systems. During the period from May 2, 2005 through December 31, 2005, the Company purchased approximately $0.6 million from MSG.

Additionally, the Company billed MSG for reimbursable expenses including rent, utilities, administrative assistance and service costs for the period from May 2, 2005 through December 31, 2005 in the amount of approximately $0.3 million.

In June 2005, the Company entered into a worldwide exclusive license with Magellan Technology Pty Limited ("Magellan"). The Company licensed, on an exclusive basis, Magellan's rights to its RFID reader, tag and related intellectual property for any gaming applications for $3.1 million. The Company also intends to purchase a minority interest in Magellan.

David J. Thompson announced his resignation as chief executive officer effective August 16, 2002 and, on March 21, 2003, Mr. Thompson announced his retirement as chairman of the board of directors. According to the provisions of Mr. Thompson's chief executive officer severance agreement, the Company recorded a charge of approximately $3.3 million, of which $1.5 million in cash payments were made during the year ended December 31, 2002. In addition, approximately $0.3 million of the chief executive officer severance agreement was applied by Mr. Thompson to repay outstanding loans and advances owed to the Company. In March 2003, as part of his retirement package, the Company paid the remaining amounts owed Mr. Thompson totaling approximately $1.4 million and agreed to pay certain legal costs incurred by him in the approximate amount of $0.5 million.

Software Development Capitalization. The Company previously capitalized costs related to the development of certain software products that meet the criteria under SFAS No. 86 - Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. The Company did not capitalize any costs during the years ended December 31, 2005, 2004 or 2003.

Income Taxes. The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes, pursuant to which the Company records deferred income taxes for temporary differences that are reported in different years for financial reporting and for income tax purposes. Such deferred tax liabilities and assets are classified into current and non-current amounts based on the classification of the related assets and liabilities.

Guarantees. In November 2002, the FASB issued FIN No. 45, ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others," - an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FIN 34 - which disclosures are effective for financial statements issued after December 15, 2002. While the Company has various guarantees included in contracts in the normal course of business, primarily in the form of indemnities, these guarantees would only result in immaterial increases in future costs, but do not represent significant or contingent liabilities of the indebtedness of others.

Use of Estimates and Assumptions. The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. Certain of the Company's accounting policies require that management apply significant estimates, judgments and assumptions, that it believes are reasonable, in calculating the reported amounts of certain assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. By their nature, these estimates are subject to an inherent degree of uncertainty.

Management's judgments are based on historical experience, terms of existing contracts, observance of known industry trends, and information available from outside sources, as appropriate. On a regular basis, management evaluates its estimates including those related to lives assigned to the Company's assets, the determination of bad debts, inventory valuation reserves, asset impairment and self-insurance reserves. There can be no assurance that actual results will not differ from those estimates.

2. Acquisitions

In 2005 the Company completed three business acquisitions. For each of the acquisitions, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of the acquisition. The estimated fair values were based on independent appraisals, discounted cash flow analysis and estimates made by management. For each transaction, the allocation of the purchase price will be completed within one year from the date of the acquisition. To the extent that the purchase price exceeded the fair value of the net identifiable tangible and intangible assets acquired, such excess was allocated to goodwill. With the adoption of SFAS No. 142 in 2002, the Company no longer amortizes goodwill or intangible assets that are determined to have an indefinite life.

VirtGame

On October 7, 2005, the Company completed it acquisition of VirtGame Corp. in a stock swap in which the Company will issue approximately 1.3 million shares of common stock in exchange for all of the outstanding shares of VirtGame's common and preferred stock, as well as approximately 0.5 million shares issuable in the future upon the exercise of options and warrants. VirtGame is a provider of open architecture gaming software primarily focused on the delivery of central server-based games and centrally managed sports betting. The cost of the acquisition was approximately $21.2 million, comprising approximately $19.3 million in common stock and $1.9 million in cash transaction costs.

The value of the common stock to be issued was determined based on the average market price of the Company's common stock over a period of days surrounding the measurement date, in accordance with the applicable accounting literature. The estimated fair value of the options and warrants issued in the transaction were determined using the Black-Scholes option pricing model.

The following table summarizes the preliminary allocation of the purchase price to estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Net current assets	$ (0.8)
Property and equipment, net	0.2
Goodwill	18.1
Intangible assets	9.5
Working capital loan	(2.4)
Deferred tax liability	(3.4)
Net assets acquired	$ 21.2

Of the estimated $9.5 million in intangible assets, $9.3 million has been assigned to developed core technology (six-year life) and $0.2 million has been assigned to customer lists (three-year life).

The estimated $18.1 million of goodwill was assigned to the systems segment, and the Company anticipates this goodwill will not be deductible for tax purposes. Pursuant to SFAS No 142, goodwill is not amortized, but is subject to periodic review for impairment.

EndX

On November 28, 2005, the Company acquired EndX, a global gaming management systems software company headquartered in the United Kingdom, in a cash purchase transaction. The cost of the acquisition was approximately $29.2 million including approximately $2.0 million in transaction costs.

The following table summarizes the preliminary allocation of the purchase price to estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Net current assets	$ 0.2
Property and equipment, net	0.1
Goodwill	21.4
Intangible assets	10.7
Deferred tax liability	(3.2)
Net assets acquired	$ 29.2

Of the estimated $10.7 million in intangible assets, $9.2 million has been assigned to developed core technology (six-year life) and $1.5 million has been assigned to customer lists (three-year life).

The estimated $21.4 million of goodwill was assigned to the systems segment, and the Company anticipates this goodwill will not be deductible for tax purposes. Pursuant to SFAS No 142, goodwill is not amortized, but is subject to periodic review for impairment.

PitTrak

On January 5, 2005, the Company acquired substantially all the assets of PitTrak®, a table games management system. PitTrak® has similar functionality as TableLink® and provides the Company with an existing installed base of over 400 tables and access to sell its management solutions worldwide. The total purchase consideration of approximately $2.8 million was allocated to intangible assets, including goodwill of $2.6 million, software costs, patents, trademarks, and customer lists totaling $0.4 million, and net current liabilities of $0.2 million. The estimated goodwill of $2.6 million was assigned to the systems segment, and the Company anticipates this goodwill will not be deductible for tax purposes. Pursuant to SFAS No 142, goodwill is not amortized, but is subject to periodic review for impairment.

Pro Forma Results (unaudited)

The results of operations of the entities acquired in the PitTrak, EndX and VirtGame acquisitions, and the effects of related financing, have been included in our consolidated financial statements since their respective January 5, 2005, October 7, 2005, and November 28, 2005, dates of acquisition. The following unaudited pro forma consolidated financial information has been prepared assuming that the following transactions had occurred at the beginning of 2005 and 2004:

- The acquisition of PitTrak, as if it occurred on January 1, 2004 and 2005;
- The acquisition of EndX , as if it occurred on January 1, 2004 and 2005;
- The acquisition of VirtGame as if it occurred on January 1, 2004 and 2005, and the related issuance of approximately 1.2 million shares of common stock in exchange for the outstanding common and preferred stock of VirtGame.

(Amounts in thousands)	2005	2004
Net revenues	$ 82,079	$ 101,812
Income from operations	$ (757)	$ 5,165
Net loss	$ (12,117)	$ (4,692)
Loss per share – basic and diluted	$ (0.46)	$ (0.20)

3. Fair Values of Financial Instruments

The following table presents the carrying amount and estimated fair market value ("FMV") of financial instruments at December 31, 2005:

(Amounts in thousands)	Carrying Amount	Estimated FMV
Liabilities:		
Senior Notes	$ 44,046	$ 47,700

The carrying values of notes / contract sales receivables and capital leases approximate fair values. The estimated fair value of long-term debt was determined by using quoted market prices and where quoted market prices are not available the fair value was calculated utilizing the present value of estimated future cash flows and applying discount rates commensurate with the risks involved.

4. Receivables

Accounts receivable at December 31, 2005 and 2004 consist of the following:

(Amounts in thousands)	2005	2004
Trade accounts	$ 12,874	$ 14,784
Other	850	416
Subtotal	13,724	15,200
Less: allowance for doubtful accounts	(805)	(900)
Net	$ 12,919	$ 14,300

Contract and notes receivable at December 31, 2005 and 2004 consist of the following:

(Amounts in thousands)	2005	2004
Contract sales	$ 14,788	$ 2,462
Notes	—	2,604
Subtotal	14,788	5,066
Less: allowance for doubtful accounts	(1,529)	(1,529)
Net	$ 13,259	$ 3,537
Current portion	$ 13,170	$ 2,462

Changes in the allowance for doubtful accounts for the years ended December 31, 2005, 2004 and 2003 are as follows:

(Amounts in thousands)	2005	2004	2003
Allowance for doubtful accounts – beginning	$ 2,429	$ 3,496	$ 3,784
Provision for bad debts (recoveries)	(49)	149	772
Write – offs	(46)	(1,216)	(1,060)
Allowance for doubtful accounts – ending	$ 2,334	$ 2,429	$ 3,496

5. Inventories

Inventories at December 31, 2005 and 2004 consist of the following:

(Amounts in thousands)	2005	2004
Raw materials	$ 7,384	$ 7,651
Finished goods	4,303	3,618
Work-in-progress	4	339
Subtotal	11,691	11,608
Less: reserve for obsolete inventory	(1,157)	(1,332)
Total	$ 10,534	$ 10,276

Changes in the reserve for obsolete inventory for the years ended December 31, 2005, 2004 and 2003 are as follows:

(Amounts in thousands)	2005	2004	2003
Reserve for obsolete inventory – beginning	$ 1,332	$ 4,479	$ 4,072
Provision for obsolete inventory	(85)	(912)	1,670
Write – offs	(90)	(2,235)	(1,263)
Reserve for obsolete inventory – ending	$ 1,157	$ 1,332	$ 4,479

6. Property and Equipment

Property and equipment at December 31, 2005 and 2004 consist of the following:

(Amounts in thousands)	2005	2004
Buildings and leasehold improvements	$ 977	$ 1,240
Machinery and equipment	7,452	5,237
Equipment leased to others	4,228	24,291
Furniture and fixtures	1,773	6,631
Transportation equipment	677	846
Subtotal	15,107	38,245
Less: accumulated depreciation	(10,690)	(28,270)
Total	$ 4,417	$ 9,975

Depreciation expense for property and equipment was approximately $2.6 million, $7.0 million and $11.5 million for the years ended December 31, 2005, 2004 and 2003, respectively

7. Goodwill and Intangible Assets

Intangible assets at December 31, 2005 and 2004 consist of the following:

(Amounts in thousands)	2005	2004
Perpetual license	$ 35,762	$ 35,762
Patent and trademark rights	15,769	10,461
Covenants not to compete	377	377
Software development costs	1,905	2,154
Licensed technology	3,940	250
Core technology and other proprietary rights	21,100	834
Subtotal	78,853	49,838
Less: accumulated amortization	(16,902)	(14,942)
Total	$ 61,951	$ 34,896

Goodwill at December 31, 2005 and 2004 consists of the following:

(Amounts in thousands)	2005	2004
Goodwill	$ 59,287	$ 17,341
Less: accumulated amortization	(2,114)	(2,114)
Total	$ 57,173	$ 15,227

During 2005 the Company reclassified approximately $12.4 million of the perpetual license to goodwill and adjusted the related deferred tax liability by approximately $6.9 million. For purposes of comparability, a similar reclassification and adjustment is reflected in 2004 amounts.

The $27.1 million increase in the net carrying amount of intangible assets during the year ended December 31, 2005, is due primarily to the acquisition of the intangible assets of EndX and VirtGame, the acquisition of other intellectual property and game content, and capitalized patent defense costs, partially offset by amortization expense and the adjustment of the perpetual license described above.

The $41.9 million increase in the net carrying amount of goodwill during the year ended December 31, 2005, resulted from the acquisitions of EndX, VirtGame and PitTrak and the adjustment of the perpetual license described above.

In accordance with SFAS No. 142, the Company performs an impairment analysis on all of its long-lived and intangible assets on an annual basis and in certain other circumstances. For indefinite lived assets including perpetual licenses and goodwill, an independent valuation is performed annually to determine if any impairment has occurred. Independent valuation tests as of September 30, 2005 and 2004, did not indicate any impairment.

The net carrying value of goodwill and other intangible assets as of December 31, 2005 by segment consists of the following:

	Net Amount Allocated by Segment			
(Amounts in thousands)	Slot and Table Games	Systems	Corporate	Total
Goodwill	$ 14,838	$ 42,335	$ —	$ 57,173
Indefinite life intangible asset (perpetual license)	31,276	—	—	31,276
Definite life intangible assets (detail below)	4,520	23,414	2,741	30,675
Total	$ 50,634	$ 65,749	$ 2,741	$ 119,124

The net carrying value of goodwill ($57.2 million) as of December 31, 2005 is included in the geographic operations of North America ($33.0 million), Europe ($21.4 million), and Australia / Asia ($2.8 million).

Definite life intangible assets as of December 31, 2005, subject to amortization, are comprised of the following:

(Amounts in thousands)	Gross Carrying Amount	Accumulated Amortization	Net
Patent and trademark rights	$ 15,769	$ (9,150)	$ 6,619
Covenants not to compete	377	(377)	—
Software development costs	1,905	(1,680)	225
Licensed technology	3,940	(84)	3,856
Core technology and other proprietary rights	21,100	(1,125)	19,975
Total	$ 43,091	$ (12,416)	$ 30,675

Amortization expense for definite life intangible assets was approximately $2.3 million, $1.6 million and $2.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. Annual estimated amortization expense for each of the five succeeding fiscal years is as follows:

(Amounts in thousands)	
2006	$ 6,787
2007	5,857
2008	5,389
2009	4,788
Thereafter	7,854
Total	$ 30,675

8. Accrued Liabilities

Accrued liabilities at December 31, 2005 and 2004 consist of the following:

(Amounts in thousands)	2005	2004
Payroll and related costs	$ 1,461	$ 3,048
Income taxes	—	231
Interest	863	1,324
Royalties	524	1,341
Restructuring and severance expense	308	574
Liability for intellectual property	1,500	—
Other	896	1,096
Total	$ 5,552	$ 7,614

9. Net Gain on Disposition of Non-core Assets

During the second quarter of 2005, the Company completed the sale of its interior sign division, which resulted in a gain of approximately $7.4 million, including transaction costs. Additionally, the Company commenced the process of repositioning its existing slot machine platform to focus on central-server based games and third party content development. In connection with this repositioning, the Company entered into an asset purchase agreement to sell certain non-gaming slot hardware related to its existing platform. In connection with the repositioning, the Company recorded an impairment charge of $4.9 million equal to the amount by which the carrying value exceeded fair value determined by the selling price.

10. Gain on Sale of Core Intellectual Property

During the third quarter of 2005, the Company completed a $2.5 million strategic licensing transaction by selling the remaining rights to certain intellectual property through a nonmonetary transaction, but retained a non-exclusive right to use the intellectual property in the Company's operations. This gain was based upon the fair value of intellectual property sold in the exchange.

11. Debt and Capital Leases

Long-term debt and capital leases at December 31, 2005 and 2004 consists of the following:

(Amounts in thousands)	2005	2004
11.875% Senior Secured Notes due August 15, 2008, net of unamortized discount of $954 and $1,898	$ 44,046	$ 63,105
Capital leases secured by transportation, gaming and manufacturing equipment, interest rates between 4.1% and 13.19% and due through 2006. The related capitalized cost for these leases is $69 and $1,017	2	62
Unsecured promissory note to TAB, Ltd. bearing interest at 5%, principal and interest due currently	284	284
Notes payable secured by transportation and office equipment, interest rates between 0% to 12% due through 2004	26	87

(Amounts in thousands)	2005	2004
Total	44,358	63,538
Less: current portion	(287)	(368)
Long-term portion	$ 44,071	$ 63,170

The following is the long-term debt maturity schedule:

(Amounts in thousands)	
2006	$ 313
2007	—
2008	45,000
2009	—
2010	—
Total	$ 45,313

In connection with the Company's December 2005 retirement of $20.0 million of its Senior Secured Notes ("Notes"), the Company incurred a loss for the early retirement of debt, totaling approximately $3.0 million. The loss includes a charge of approximately $1.2 million for the premium paid on the repurchase of the Notes and non-cash charges to write-off approximately $1.8 million representing the unamortized bond issue costs and unamortized discount on the Notes retired.

On November 9, 2005, the Company completed its sale of 8.3 million shares of its Common Stock at a price of $9.25 per share. Proceeds from the transaction were used to fund strategic developments and acquisitions, repurchase and retire $20.0 million of the Company's Notes, provide working capital and for other general corporate purposes.

During 2003, the Company completed a private placement for approximately $45.0 million from selling 8.4 million shares of its Common Stock at a price of $5.34 per share and warrants to acquire an additional 2.1 million shares at an exercise price of $5.875 per share. Proceeds from the transaction were used to repurchase and retire $40.0 million of the Company's Notes and to pay the associated fees and costs. This transaction will reduce annual interest expense by approximately $4.0 million. The refinancing resulted in the incurrence of a $9.5 million loss on early retirement of debt. The loss includes a charge of approximately $1.6 million for the premium paid on the repurchase of the Notes and non-cash charges of approximately $2.0 million and approximately $1.6 million for the write-off of the unamortized bond issue costs and unamortized discount for the Notes retired, respectively. In addition, the Company recorded a non-cash charge of approximately $4.2 million to expense the warrants issued to extinguishing bondholders.

On May 14, 2002, the Company acquired 1,744,403 shares of Mikohn Australasia Pty Limited ("MGA") from TAB Limited ("TAB"). These shares represented 8% of the issued and outstanding shares of MGA, increasing the Company's ownership in this subsidiary from 92% to 100%. The purchase price for the shares was approximately $1.1 million, with $0.8 million payable on closing and a promissory note for approximately $0.3 million. The promissory note is due currently and bears interest at 5% per annum due at maturity.

In February 2002, the Company completed the acquisition of a $17.5 million working capital revolving line of credit facility (the "Facility") with Foothill Capital Corporation ("Foothill"). During 2005, this facility was assigned to a third party. Pursuant to its terms, this facility expired on December 15, 2005.

On August 22, 2001, the Company completed the private placement of $105.0 million of its 11.875% Senior Secured Notes ("Notes") due 2008 and warrants to purchase an aggregate of 420,000 shares of its common stock at a price of $7.70 per share. Interest payments are due on May 1 and November 1 until 2008. The Notes are secured by a security interest in certain of the Company's assets and certain assets of its subsidiaries. On or after August 15, 2005, the Company will have the right to redeem all or some of the Notes at a price that will decrease over time from 105.938% of the principal amount in 2005 to 100.0% of the principal amount in 2007, plus accrued and unpaid interest. The Notes include, among other covenants, a requirement that the Company maintain cash and cash equivalents and unused availability equal to $5.0 million (as defined in the Indenture to the Senior Secured Notes). The Company was in compliance with this covenant as of December 31, 2005 and 2004.

Each warrant issued entitles the holder to purchase four shares of the Company's common stock at a price of $7.70. The warrants expire on August 15, 2008. The fair market value of the warrants at date of issue was recorded as additional paid in capital.

12. Commitments and Contingencies

The Company leases certain of its facilities and equipment under various agreements for periods through the year 2011. The following schedule shows the future minimum rental payments required under these operating leases, which have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2005:

(Amounts in thousands)	Minimum Payments
2006	$ 2,714
2007	2,472
2008	2,165
2009	1,127
2010	1,124
Thereafter	175
Total	$ 9,777

Rent expense, net of sublease rentals, was $2.4 million, $3.9 million and $8.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Other Commitments and Contingencies

A lease agreement for a building in Las Vegas, Nevada was terminated during 2005 and a $1.0 million letter of credit securing rent payments was released from escrow.

In August 2004, the Company signed a five-year strategic partnership agreement with International Game Technology ("IGT") to license segments of its patent portfolio of technology and to develop video slot games based on Progressive content. The new games will be developed on IGT's game platform and distributed by Progressive. IGT also licensed aspects of its intellectual property to the Company for its games as well as for certain joint development. Under this agreement, the Company is committed to purchase from IGT a minimum of 600 slot machines with the Company's game content ported on them over the life of the agreement. The Company will be required to pay for the slot machines through a daily fee arrangement whereby IGT will receive an amount equal to 25% of the Company's gross revenue derived from the slot machines, with a minimum of $12.50 per day per machine, as defined in the agreement.

Legal Matters

The Company was sued by Derek Webb and related plaintiffs in the U.S. District Court, Southern District of Mississippi, Jackson Division, in a case filed on December 27, 2002. The plaintiffs allege state law interference with business relations claims and federal antitrust violations and contend that the Company illegally restrained trade and attempted to monopolize the proprietary table game market in the United States. Plaintiffs seek monetary damages, penalties and attorneys' fees in excess of several million dollars, and injunctive relief. There is no trial date presently set.

The Company filed suit against Charles H. McCrea, Jr. on March 13, 2003 in State District Court, Clark County, Nevada to cause Mr. McCrea to repay a loan he received from the Company that had come due, including interest. McCrea counterclaimed on April 7, 2003, seeking damages in excess of $1,000,000 and the reinstatement of 265,000 incentive stock options. A portion of this matter proceeded to arbitration in 2006, and the Company is awaiting a decision from the arbitrator on the matter. Another portion of this matter proceeded to a jury trial which concluded on March 28, 2006. In this jury trial, the Company was awarded the payment of a loan by McCrea of approximately $176,000, and Mr. McCrea was awarded a non punitive judgment of approximately $750,000. The Company does not expect to incur any material costs for the net effect of this outcome as its insurance policies are believed to be sufficient to cover the expense.

The Company is currently in a dispute with Hasbro, Inc. that was filed in the U.S. District Court in Rhode Island centering primarily around the calculation of royalty payments from 1999-2002 on the sale and license of certain of the Company's branded slot machines. Hasbro is seeking monetary damages, which could be in excess of several million dollars. A substantial portion of these payments have been previously audited by Hasbro representatives without a material dispute.

The Company received a complaint from Olaf Vancura, an employee, on July 18, 2005, alleging various claims associated with allegations of breach of employment agreement. A claim for the return of patents assigned to the Company has also been made. Under the Company's agreement with Mr. Vancura, the matter is required to be handled through binding arbitration. Arbitration has been set for October 30, 2006.

Commencing on November 28, 2005, four similar purported class action complaints were filed in the United States District Court for the District of Nevada naming the Company and two of its officers as defendants, and seeking unspecified money damages under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaints all alleged that during a "class period" beginning in early 2005 and ending on October 19, 2005, the defendants misled the Company's investors concerning the prospective application of SFAS 153 to the Company's financial statements for the third quarter of 2005. The complaints have been consolidated into a single action, and a consolidated amended complaint is due to be filed in April 2006. No discovery has been conducted and no trial date has been set.

In December 2005, Interactive Systems Worldwide Inc. ("ISWI") filed an action against the Company in the Federal District Court for New Jersey, alleging that the Company's "Rapid Bet Live" and "Prime Line" products infringe U.S. Patent Nos. 5,573,244 and 5,842,921. In March 2006, the Federal District Court for New Jersey transferred this action to the Federal District Court for Nevada.

The Company is involved in other routine litigation, including bankruptcies of debtors, collection efforts, disputes with former employees and other matters in the ordinary course of business operations.

13. Income Taxes

Income from continuing operations before tax consisted of the following:

(Amounts in thousands)	2005	2004	2003
U.S.	$ (7,504)	$ 219	$ (33,653)
Foreign	1,521	(25)	(576)
Total	$ (5,983)	$ 194	$ (34,229)

The (provision) benefit for income taxes for the years ended December 31, 2005, 2004 and 2003 consist of:

(Amounts in thousands)	2005	2004	2003
Current	$ —	$ 65	$ 13
Deferred	—	—	—
Total provision	$ —	$ 65	$ 13
Continuing operations	$ —	$ 65	$ 13
Discontinued operations	—	—	—
Total benefit (provision)	$ —	$ 65	$ 13

The (provision) / benefit for income taxes for the years ended December 31, 2005, 2004 and 2003 differs from the amount computed at the federal income tax statutory rate as a result of the following:

(Amounts in thousands)	2005	%	2004	%	2003	%
Amounts at statutory rate	$ 2,094	35.0%	$ (68)	(35.0)%	$ 11,980	35.0%
Adjustments:						
Foreign subsidiaries tax, net	(76)	(1.3)%	55	28.3%	—	0.0%
State income tax and other	87	1.5%	60	31.0%	183	0.5%
Non-deductible expenses	(73)	(1.2)%	285	146.7%	(55)	(0.2)%
Valuation allowance	(2,032)	(34.0)%	(267)	(137.6)%	(12,095)	(35.3)%
Total benefit (provision)	$ —	0.0%	$ 65	33.5%	$ 13	0.0%

The components of the net deferred tax liability at December 31, 2005 and 2004 consist of the following:

(Amounts in thousands)	2005	2004
Deferred tax assets:		
Current:		
Inventory book / tax differences	$ 1,010	$ 1,038
Prepaid expenses and other	1,183	1,429
Valuation allowance	(2,193)	(2,467)
Subtotal	—	—
Noncurrent:		
Deferred revenue	$ 1,052	$ 935
Tax credits	1,930	1,930
Intangible assets and other	2,745	3,651
Property and equipment and other	2,090	787
Net operating loss carryforward	39,137	30,769
Valuation allowance	(43,828)	(35,043)
Subtotal	3,126	3,029
Total deferred tax assets	3,126	3,029
Deferred tax liabilities:		
Current:	—	—
Noncurrent:		
Perpetual license	(11,323)	(11,323)
Definite lived intangible assets	(6,659)	—
Sale leaseback	—	—
Subtotal	(17,982)	(11,323)
Total deferred tax liabilities	(17,982)	(11,323)
Net deferred tax liability	$ (14,856)	$ (8,294)

Changes in the deferred tax valuation allowance for the years ended December 31, 2005, 2004 and 2003 were as follows:

(Amounts in thousands)	2005	2004	2003
Beginning balance	$ 37,510	$ 37,243	$ 25,148
Additions (deductions)	2,032	267	12,095
Purchase accounting adjustments	6,479	—	—
Ending balance	$ 46,021	$ 37,510	$ 37,243

At December 31, 2005, the Company had federal net operating loss carryforwards of approximately $111.8 million, which will begin to expire after the year ended December 31, 2018. The Company also had General Business and AMT tax credit carryforwards of approximately $1.6 million and $0.3 million, respectively. At December 31, 2005, a valuation allowance was recorded to reduce the deferred tax asset because the management believes that the recognition of the tax benefit could not be assured. The Company acquired $6.9 million of net operating loss carryforwards from the acquisition of VirtGame. A full valuation allowance was provided on these net operating losses. The future utilization of these net operating losses will reduce the goodwill recorded in the VirtGame acquisition. Under Federal Tax Law IRC Section 382, certain significant changes in ownership that the Company is currently undertaking may restrict the future utilization of these tax loss carryforwards.

The Company has not recorded U.S. income tax expense for foreign earnings that it has declared as indefinitely reinvested offshore. The amount of earnings designated as indefinitely reinvested offshore is based upon the actual deployment of such earnings in offshore assets and management's expectations of the future cash needs of the Company's U.S. and foreign entities. As of December 31, 2005, cumulative foreign earnings declared as indefinitely reinvested offshore is approximately $0.5 million

As discussed in Note 7, pursuant to a review by the PCAOB of the Company's external auditors, during 2005 the Company reclassified a portion of the perpetual license to goodwill and has decreased the related deferred tax liability by $6.9 million accordingly. For purposes of comparability, a similar reclassification and adjustment is reflected in 2004 amounts.

14. Earnings Per Share

The following table provides a reconciliation of basic and diluted earnings (loss) per share for the years ended December 31, 2005, 2004 and 2003:

(Amounts in thousands except per share amounts)	2005	2004	2003
Net earnings (loss)	$ (5,983)	$ 259	$ (34,216)
Weighted average shares outstanding	25,124	21,884	14,689
Dilutive stock options outstanding	—	475	—
Weighted average and potential shares outstanding	25,124	22,359	14,689
Basic earnings (loss) per share	$ (0.24)	$ 0.01	$ (2.33)
Diluted earnings (loss) per share	$ (0.24)	$ 0.01	$ (2.33)

Dilutive stock options and warrants of approximately 2.4 million and 0.2 million for the years ended December 31, 2005 and 2003, respectively, have not been included in the computation of diluted loss per share as their effect would be antidilutive.

15. Benefit Plans

The Company adopted a savings plan (the "401(k) Plan") qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan covers substantially all employees who are not covered by a collective bargaining unit. The Company's matching contributions for 2005, 2004 and 2003 were approximately $0.2 million, $0.2 million and $0.1 million, respectively.

16. Stock-Based Compensation Plans

In 2005, the Company adopted the 2005 Equity Incentive Plan, which provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock bonus awards, stock purchase awards, stock unit awards and other stock awards to the Company's employees, directors and consultants. The aggregate number of shares of the Company's common stock that may be issued under the plan is 709,397, subject to certain increases from time to time as set forth in the plan. This plan is intended as the successor to the Stock Option Plan, Employee Stock Incentive Plan, and New Hire Equity Incentive Plan. Options issued under the plan are generally granted at the fair market value on the date of grant, become exercisable at the rate of 1/48th per month, and have a term of seven years.

In 2005, the Company's stockholders approved an amendment to the Director Stock Option Plan, to increase by 200,000 the aggregate number of shares of the Company's common stock authorized for issuance under this plan.

In 1993, the Company adopted, and in 1996, 1997, 1999, 2003 and 2004 amended, (i) a Stock Option Plan under which non-qualified and incentive stock options (as defined by the Internal Revenue Code) to purchase up to 4.0 million shares of the Company's Common Stock which may be issued to officers, directors (other than non-employee directors), employees, consultants, advisers, independent contractors and agents and (ii) a Director Plan under which stock options to purchase up to 0.5 million shares of the Company's Common Stock which may be issued only to non-employee directors. Generally, options have been granted at the fair market value on the date of grant and typically become exercisable at the rate of 20% of the options granted on each of the first through the fifth anniversaries of the date of the grant. Furthermore, options are normally granted with a term of ten years.

The Company accounts for these plans in accordance with Accounting Principles Board Opinion No. 25 - Accounting for Stock Issued to Employees, under which no compensation cost has been recognized for stock options issued at fair market value, and compensation cost equal to the fair market value of restricted stock grants is recognized over the service period of the grant. Effective January 1, 2006, the Company will be required to adopt the provisions of FAS 123R, which requires that the fair value of stock options and similar awards be expensed.

A summary of the status of the Company's stock option plans at December 31, 2005, 2004 and 2003 and changes during the years then ended is presented in the table below:

	2005		2004		2003	
(Amounts in thousand except per option amounts)	Options	Wtd. Ave Exercise Price	Options	Wtd. Ave Exercise Price	Options	Wtd. Ave Exercise Price
Director Plan:						
Options beginning of year	470	$ 5.01	317	$ 5.26	257	$ 5.70
Granted	60	15.07	154	4.50	65	4.46
Exercised	(78)	4.91	—		—	
Cancelled	(95)	5.15	(1)	9.25	(5)	17.25
Options, end of year	357	6.68	470	5.00	317	5.26
Exercisable at end of year	224	5.49	267	5.32	200	5.42
Weighted average fair value of options granted during the year		$ 9.46		$ 3.23		$ 3.07
Employee Plans:						
Options beginning of year	2,292	$ 4.42	1,732	$ 3.92	2,068	$ 4.82
Granted	763	12.67	1,209	5.14	388	4.02
Exercised	(548)	5.01	(436)	4.12	(338)	4.13
Cancelled	(233)	5.56	(213)	5.08	(386)	4.70
Options, end of year	2,274	7.55	2,292	4.42	1,732	4.80
Exercisable at end of year	597	6.68	675	5.25	947	5.09
Weighted average fair value of options granted during the year		$ 8.01		$ 3.63		$ 2.84

The following table summarizes information concerning options outstanding and options exercisable as of December 31, 2005:

(Amounts in thousands except per option amounts)

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Director Plan:					
$2.75 - $4.75	186,000	6.8	$ 4.25	107,333	$ 4.07
$5.10 - $7.25	111,000	4.9	6.22	109,333	6.23
$15.07	60,000	6.5	15.07	7,500	15.07
	357,000			224,166	
Employee Plans:					
$1.49 - $4.25	74,500	5.5	$ 3.51	33,110	$ 3.60
$4.29 - $7.44	1,429,564	7.3	5.16	446,968	5.52
$8.25 - $14.90	770,125	8.8	12.36	116,760	12.03
	2,274,189			596,838	

Under these plans the Company also grants employees restricted stock with vesting terms of three to 10 years based on service conditions and market price targets. Restricted stock grants of 206,500 shares, 200,000 shares, and 225,000 shares with aggregate fair values of $1.6 million, $2.7 million, and $2.3 million, respectively, were made during the years ended December 31, 2005, 2004 and 2003.

In connection with the acquisition of VirtGame, the Company assumed options to purchase 193,913 shares of the Company's common stock. These options have a weighted average remaining contractual life of 3.1 years and a weighted average exercise price of $15.32.. All of these options are outstanding and exercisable at December 31, 2005.

Along with the above-discussed stock option plans, the Company may from time to time grant stock warrants to various licensors as well as other individuals with whom the Company does business. From 1998 to 2000, the Company entered into various licensing agreements with Hasbro, Inc. and Hasbro International, Inc. (together, "Hasbro") which granted the Company rights to intellectual property, including rights to develop and market gaming devices and associated equipment under the trademarks Battleship®, Clue® and Trivial Pursuit®. In exchange for these license agreements, the Company granted Hasbro warrants to purchase up to 125,000 shares of the Company's common stock for each license at an average exercise price of $6.13 per share. 312,500 of these warrants were exercised during 2005, and as of December 31, 2005, 312,500 of these warrants remain outstanding and exercisable. In addition, the Company entered into a licensing agreement with Ripley Entertainment which granted the Company rights to intellectual property, including rights to develop and market gaming devices and associated equipment under the trademark for Ripley's Believe It® or Not!®, in exchange for which the Company granted Ripley's Entertainment warrants to purchase up to 35,000 shares of the Company's common stock at an exercise price of $6.75 per share. No warrants were granted during the years ended December 31, 2005, 2004, and 2003.

A summary of the status of the Company's warrants previously issued to vendors at December 31, 2005, 2004 and 2003 and changes during the years then ended is presented in the table below:

	2005		2004		2003	
(Amounts in thousand except per share amounts)	**Warrants**	**Wtd. Ave Exercise Price**	**Warrants**	**Wtd. Ave Exercise Price**	**Warrants**	**Wtd. Ave Exercise Price**
Warrants issued to vendors:						
Warrants, beginning of year	660	$ 5.90	660	$ 5.90	660	$ 5.90
Granted	—		—		—	
Exercised	(312)	4.94	—		—	
Cancelled	—		—		—	
Warrants, end of year	348	6.76	660	5.90	660	5.90
Exercisable at end of year	348	6.76	660	5.90	660	5.90

17. Concentrations of Credit Risk

The financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts and contracts receivable. The Company performs credit evaluations of its customers, and typically requires advance deposits of approximately 50%.

At December 31, 2005, net accounts and contracts receivable by region, as a percentage of total receivables, were as follows:

	Accounts Receivable	Contract Receivable	Total
Domestic region	80.2%	79.5%	79.8%
International region:			
Australia / Asia	6.1	1.3	3.7
Europe	13.7	19.2	16.5
Total International	19.8	20.5	20.2
Total	100.0%	100.0%	100.0%

18. Guarantor Financial Statements

The Company's domestic subsidiaries are 100% owned and have provided full and unconditional guarantees on a joint and several basis on the payment of 11.875% Senior Secured Notes due 2008. The financial statements for the guarantor subsidiaries follow:

CONSOLIDATING CONDENSED BALANCE SHEETS

(Amounts in thousands)	December 31, 2005				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash	$ 12,387	$ (117)	$ 1,811	$ —	$ 14,081
Accounts receivable, net	9,311	1,047	2,561	—	12,919
Inventories, net	6,017	3,386	1,131	—	10,534
Other current assets	7,704	5,995	3,053	—	16,752
Total current assets	35,419	10,311	8,556	—	54,286
Property and equipment, net	3,437	287	693	—	4, 417
Goodwill and intangible assets, net	51,976	32,098	35,050	—	119,124
Investments in and loans to subsidiaries	73,427	—	—	(73,427)	—
Other assets	7,809	233	(23)	—	8,019
Total assets	$ 172,068	$ 42,929	$ 44,276	$ (73,427)	$ 185,846
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)					
Current liabilities	$ 15,731	$ 3,447	$ 3,186	$ —	$ 22,364
Intercompany transactions	(499)	(9,080)	4,480	5,099	—
Total current liabilities	15,232	(5,633)	7,666	5,099	22,364
Long-term debt, net	44,045	—	26	—	44,071
Other liabilities, long term	—	—	22,307	(22,307)	—
Deferred tax liability	8,236	3,413	3,207	—	14,856
Stockholders' equity (deficit)	104,555	45,149	11,070	(56,219)	104,555
Total liabilities and stockholders' equity (deficit)	$ 172,068	$ 42,929	$ 44,276	$ (73,427)	$ 185,846

CONSOLIDATING CONDENSED BALANCE SHEETS

(Amounts in thousands)	December 31, 2004				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash	$ 7,532	$ 1	$ 4,772	$ —	$ 12,305
Accounts receivable, net	12,126	2,259	2,377	—	16,762
Inventories, net	5,710	2,676	1,890	—	10,276
Intercompany transactions	4,847	3,811	—	(8,658)	—
Other current assets	—	2,304	268	—	2,572
Total current assets	30,215	11,051	9,307	(8,658)	41,915
Property and equipment, net	4,498	4,847	630	—	9,975
Intangible assets	44,404	5,329	390	—	50,123
Investments in subsidiaries	14,764	—	—	(14,764)	—
Other assets	5,032	272	—	—	5,304
Total assets	$ 98,913	$ 21,499	$ 10,327	$ (23,422)	$ 107,317
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)					
Current liabilities	$ 17,312	$ 4,463	$ 1,867	$ —	$ 23,642
Intercompany transactions	—	—	8,657	(8,657)	—
Total current liabilities	17,312	4,463	10,524	(8,657)	23,642
Long-term debt, net	63,108	—	62	—	63,170
Other liabilities, long term	1,970	—	—	—	1,970
Deferred tax liability	6,282	2,012	—	—	8,294
Stockholders' equity (deficit)	10,241	15,024	(259)	(14,765)	10,241
Total liabilities and stockholders' equity (deficit)	$ 98,913	$ 21,499	$ 10,327	$ (23,422)	$ 107,317

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands)

	Year Ended December 31, 2005				
	Parent	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ 41,235	$ 21,393	$ 15,593	$ —	$ 78,221
Cost of sales	20,248	9,364	6,494	—	36,106
Selling, general and admin. expenses	32,996	1,130	7,480	—	41,606
Net gain on disposition of non-core assets	(6,982)	4,446	—	—	(2,536)
Gain on sale of core intellectual property	—	(2,500)	—	—	(2,500)
Operating income	(5,027)	8,953	1,619	—	5,545
Equity in earnings of subsidiaries	10,474	—	—	(10,474)	—
Interest expense	(8,787)	—	(108)	—	(8,895)
Other income (expense), net	350	—	10	—	360
Income (loss) from operations before income taxes and debt retirement	(2,990)	8,953	1,521	(10,474)	(2,990)
Loss on early retirement of debt	(2,993)	—	—	—	(2,993)
Income tax (provision) benefit	—	—	—	—	—
Net income (loss)	$ (5,983)	$ 8,953	$ 1,521	$ (10,474)	$ (5,983)

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands)

	Year Ended December 31, 2004				
	Parent	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ 58,255	$ 26,987	$ 13,616	$ (2,484)	$ 96,374
Cost of sales	26,882	10,150	8,334	(2,484)	42,882
Selling, general and admin. expenses	29,689	8,681	5,439	—	43,809
Operating income (loss)	1,684	8,156	(157)	—	9,683
Equity in earnings of subsidiaries	8,169	—	—	(8,169)	—
Interest expense	(9,640)	(35)	(9)	—	(9,684)
Other income (expense), net	55	(1)	141	—	195
Income (loss) from operations before income taxes	268	8,120	(25)	(8,169)	194
Income tax (provision) benefit	(9)	—	74	—	65
Net income (loss)	$ 259	$ 8,120	$ 49	$ (8,169)	$ 259

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands)

	Year Ended December 31, 2003				
	Parent	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ 48,523	$ 29,263	$ 15,711	$ (1,694)	$ 91,803
Cost of sales	22,549	15,713	10,281	(1,694)	46,849
Selling, general and admin. expenses	25,200	24,235	5,987	—	55,422
Operating income (loss)	774	(10,685)	(557)	—	(10,468)
Equity in earnings (loss) of subsidiaries	(11,442)	—	—	11,442	—
Interest expense	(13,986)	(132)	(206)	—	(14,324)
Loss on early retirement of debt	(9,524)	—	—	—	(9,524)
Other income (expense), net	(28)	(72)	187	—	87
Income (loss) before income taxes	(34,206)	(10,889)	(576)	11,442	(34,229)
Income tax (provision) benefit	(10)	—	23	—	13
Net income (loss)	$ (34,216)	$ (10,889)	$ (553)	$ 11,442	$ (34,216)

CONSOLIDATING CONDENSED CASH FLOW STATEMENTS

(Amounts in thousands)

	For the Twelve Months Ended December 31, 2005				
	Parent	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$ (19,711)	$ 584	$ (2,201)	$—	$ (21,328)
Cash flows from investing activities:					
Purchase of business operations, net of cash acquired	(36,203)	—	—	—	(36,203)
Purchase of property and equipment	(1,418)	(29)	(476)	—	(1,923)
Purchase of inventory leased to others	(189)	(673)	—	—	(862)
Proceeds from sales of non-core assets	11,402	—	—	—	11,402
Proceeds from sale of property and equipment	96	—	49	—	145
Additions to intangible assets	(8,769)	—	—	—	(8,769)
Net cash used in investing activities	(35,081)	(702)	(427)	—	(36,210)
Cash flows from financing activities:					
Principal payments on long-term debt	(20,000)	—	(61)	—	(20,061)
Call premium on early retirement of debt	(1,188)	—	—	—	(1,188)
Proceeds from issuance of common stock	81,320	—	—	—	81,320
Principal payments on capital leases	(52)	—	(8)	—	(60)
Purchase of treasury stock	(433)	—	—	—	(433)
Net cash provided by (used in) financing activities	59,647	—	(69)	—	59,578
Effect of exchange rate changes on cash and cash equivalents	—	—	(264)	—	(264)
Increase (decrease) in cash and cash equivalents	4,855	(118)	(2,961)	—	1,776
Cash and cash equivalents, beginning of period	7,532	1	4,772	—	12,305
Cash and cash equivalents, end of period	$ 12,387	$ (117)	$ 1,811	$—	$ 14,081

CONSOLIDATING CONDENSED CASH FLOW STATEMENTS

(Amounts in thousands)	For the Twelve Months Ended December 31, 2004				
	Parent	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities.......	$ 3,115	$ 3,156	$ 2,200	$—	$ 8,471
Cash flows from investing activities:					
Purchase of property and equipment	(475)	(168)	(149)	—	(792)
Purchase of inventory leased to others	(2,067)	(2,902)	(128)	—	(5,097)
Proceeds from sale of equipment...................	127	(58)	—	—	69
Other investing activities	(245)	—	—	—	(245)
Net cash used in investing activities	(2,660)	(3,128)	(277)	—	(6,065)
Cash flows from financing activities:					
Principal payments on long-term debt	(99)	—	(9)	—	(108)
Principal payments on deferred license	(535)	—	—	—	(535)
Proceeds from issuance of common stock	2,352	—	—	—	2,352
Principal payments on capital leases	(471)	(28)	(88)	—	(587)
Purchase of treasury stock	(181)	—	—	—	(181)
Net cash provided by (used in) financing activities...	1,066	(28)	(97)	—	941
Effect of exchange rate changes on cash and cash equivalents...	—	—	275	—	275
Increase in cash and cash equivalents............	1,521	—	2,101	—	3,622
Cash and cash equivalents, beginning of period...	6,011	1	2,671	—	8,683
Cash and cash equivalents, end of period.......	$ 7,532	$ 1	$ 4,772	$—	$ 12,305

(Amounts in thousands)	For the Twelve Months Ended December 31, 2003				
	Parent	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities...	$ (7,977)	$ 4,481	$ 1,178	$—	$ (2,318)
Cash flows from investing activities:					
Purchase of property and equipment	(1,225)	(3,205)	(812)	—	(5,242)
Proceeds from sale of equipment..................	7	6	—	—	13
Other investing activities	(150)	—	—	—	(150)
Net cash used in investing activities	(1,368)	(3,199)	(812)	—	(5,379)
Cash flows from financing activities:					
Principal payments on long-term debt	(123)	—	—	—	(123)
Principal payments on capital leases	(224)	(1,267)	(22)	—	(1,513)
Principal payments on deferred license fees..	(493)	—	—	—	(493)
Proceeds from issuance of common stock and warrants...	1,752	—	—	—	1,752
Net cash provided by (used) in financing activities...	912	(1,267)	(22)	—	(377)
Effect of exchange rate changes on cash and cash equivalents..	—	—	482	—	482
Increase (decrease) in cash and cash equivalents...	(8,433)	15	826	—	(7,592)
Cash and cash equivalents, beginning of period..	14,444	(14)	1,845	—	16,275
Cash and cash equivalents, end of period......	$ 6,011	$ 1	$ 2,671	$—	$ 8,683

19. Segment Reporting

The Company's business consists of two reportable segments: (i) slot and table games, and (ii) systems. The slot and table games business segment includes the development, licensing and distribution of proprietary slot and table games. Revenues are derived from leases, revenue sharing arrangements, royalty and license fee arrangements with casinos and gaming suppliers. The systems business segment sells or leases electronic player tracking and slot machine and table game monitoring systems and electronic components used in progressive jackpot systems, and gaming machines. The accounting policies of the segments are the same as those described in Note 1 - Description of Business and Summary of Significant Accounting Policies. All inter-segment transactions have been eliminated.

With respect to the current segments, the Company evaluates performance and allocates resources based upon profit or loss from operations before income taxes. Certain operating expenses, which are separately managed at the corporate level, are not allocated to the business segments. These unallocated costs include primarily the costs associated with executive administration, finance, human resources, legal, general marketing and information systems. The depreciation and amortization expense of identifiable assets not allocated to the business segments are also included in these costs.

During 2005, the Company re-aligned its reportable segments as a result of changes to its operations. Prior to 2005, reportable segments included slot and table games, systems, and product sales, which comprised interior signage and electronics. As a result of the segment realignment, the Company's electronics business has been reclassified to the systems segment. Segment data for 2004 has been restated to conform to the current period presentation. Segment data for 2003 has not been restated to conform to the current period presentation because it would be impracticable to do so. Accordingly, the electronics business is included in the interior signage segment information for 2003.

Business segment information for the years ended December 31, 2005, 2004 and 2003 consists of:

(Amounts in thousands)	2005	2004	2003
Business Segments:			
Revenue:			
Slot and table games	$ 33,670	$ 40,560	$ 40,932
Interior signage	5,252	20,014	36,919
Systems	39,299	35,800	13,952
Total	$ 78,221	$ 96,374	$ 91,803
Operating income (loss):			
Slot and table games	$ 11,771	$ 14,701	$ (1,373)
Interior signage	141	3,362	2,073
Systems	12,635	10,976	1,403
Corporate	(19,002)	(19,356)	(12,571)
Total	$ 5,545	$ 9,683	$ (10,468)
Depreciation and amortization:			
Slot and table games	$ 2,655	$ 6,439	$ 10,677
Interior signage	115	526	783
Systems	265	149	121
Corporate	1,859	1,794	2,733
Total	$ 4,894	$ 8,908	$ 14,314
Total assets:			
Slot and table games	$ 73,159	$ 64,897	$ 65,950
Interior signage	—	1,529	15,238
Systems	62,123	20,995	1,890
Corporate	50,564	19,896	19,204
Total	$ 185,846	$ 107,317	$ 102,282
Capital expenditures / purchase of leased inventories:			
Slot and table games	$ 1,011	$ 5,097	$ 4,200
Interior signage	—	229	752
Systems	—	150	—
Corporate	1,774	413	290
Total	$ 2,785	$ 5,889	$ 5,242

The Company attributes revenue and expenses to a geographic area based on the location from which the product was shipped or the service was performed. Geographic segment information for the years ended December 31, 2005, 2004 and 2003 consists of:

(Amounts in thousands)	2005	2004	2003
Geographic Operations:			
Revenue:			
North America	$ 62,626	$ 83,008	$ 76,091
Australia	6,592	4,453	5,861
Europe	9,003	8,913	9,851
Total	$ 78,221	$ 96,374	$ 91,803
Operating income (loss):			
North America	$ 3,925	$ 9,841	$ (9,747)
Australia	1,932	(123)	(450)
Europe	(312)	(35)	(271)
Total	$ 5,545	$ 9,683	$ (10,468)
Depreciation and amortization:			
North America	$ 4,282	$ 8,700	$ 14,117
Australia	317	71	70
Europe	295	137	127
Total	$ 4,894	$ 8,908	$ 14,314
Assets:			
North America	$ 141,570	$ 97,012	$ 94,106
Australia	5,789	5,855	4,205
Europe	38,487	4,450	3,971
Total	$ 185,846	$ 107,317	$ 102,282
Capital expenditures / purchase of leased inventories:			
North America	$ 2,379	$ 5,610	$ 4,993
Australia	142	166	167
Europe	264	113	82
Total	$ 2,785	$ 5,889	$ 5,242

20. Recently Issued Accounting Standards

In November 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs-an amendment of ARB No. 43, Chapter 4." The amendment clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for the Company's fiscal year beginning on January 1, 2006. Management believes that the adoption of this amendment will not have a material impact on the Company's overall results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), that focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. On April 14, 2005, the Securities and Exchange Commission ("SEC") announced the adoption of a rule that defers the required effective date of SFAS 123R. The SEC rule provides that SFAS 123R is now effective for registrants as of the beginning of the first fiscal year beginning after June 15, 2005, instead of at the beginning of the first quarter after June 15, 2005 (as prescribed by SFAS No. 123R). Additionally, in March 2005, the SEC issued SAB 107, *Share-Based Payment,* providing interpretive guidance on SFAS 123R valuation methods, assumptions used in valuation models, and the interaction of SFAS 123R with existing SEC guidance. SAB 107 also requires the classification of stock compensation expense to the same financial statement line item as cash compensation, and therefore, will impact cost of lease and royalties, cost of sales and service, related gross profits and margins, selling, general and administrative expenses and research and development expenses. Beginning with the quarterly period that begins January 1, 2006, the Company will be required to expense the fair value of employee stock options and similar awards then outstanding or thereafter granted. As a public company, PGIC is allowed to select from two alternative transition methods, each having different reporting implications. While management has not yet completed its evaluation of this statement, the adoption of this statement is expected to have a material negative impact on the Company's results of operations. However, due to the "non-cash" nature of stock option expense, management does not expect the adoption of this statement to have an impact on the Company's financial position and cash flows.

In December 2004, the FASB issued FASB Staff Position No. 109-1, Application of SFAS No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities provided by the American Jobs Creation Act of 2004 ("FSP No. 109-1"). FSP No. 109-1 states that the qualified production activities deduction should be accounted for as a special deduction in accordance with SFAS No. 109. This statement was effective upon issuance. The adoption of this statement had no material impact on the Company's results of operations, financial position or cash flows.

In December 2004, the FASB reached unanimous consensus on Emerging Issues Task Force ("EITF") 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share." EITF 04-8 requires that the dilutive effect of outstanding contingent convertible notes shares be included in diluted earnings per share calculation, regardless of whether the market price trigger or other contingent conversion feature has been met. Since the Company currently has no outstanding contingent convertible debt, the adoption of this guidance did not have a material impact on the Company's overall results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", a replacement of Accounting Principles Board ("APB") Opinion No. 20 and SFAS No. 3. SFAS 154 changes the requirement for the accounting for and reporting of a change in accounting principles. SFAS 154 applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement if the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The provisions of SFAS 154 will be effective for accounting changes made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this statement to have a material impact on the Company's financial position, results of operations and cash flows.

QUARTERLY RESULTS OF OPERATIONS (unaudited)

(Amounts in thousands)	1 ST	2 ND	3 RD	4 TH
Revenues:				
2005	$ 22,908	$ 19,291	$ 16,837	$ 19,185
2004	$ 21,129	$ 23,288	$ 25,680	$ 26,278
Operating costs and expenses:				
2005	$ 19,647	$ 15,120	$ 16,640	$ 21,269
2004	$ 21,027	$ 21,787	$ 21,759	$ 22,117
Operating income:				
2005	$ 3,261	$ 4,171	$ 197	$ (2,084)
2004	$ 102	$ 1,501	$ 3,921	$ 4,161
Net income (loss):				
2005	$ 957	$ 1,887	$ (1,983)	$ (6,844)
2004	$ (2,353)	$ (948)	$ 1,589	$ 1,970
Weighted average shares outstanding:				
Basic -				
2005	22,567	23,287	24,507	30,662
2004	21,731	21,768	21,830	21,878
Diluted -				
2005	25,491	25,988	24,507	30,662
2004	21,731	21,768	22,006	23,601
Basic earnings (loss) per share:				
2005	$ 0.04	$ 0.08	$ (0.08)	$ (0.22)
2004	$ (0.11)	$ (0.04)	$ 0.07	$ 0.09
Diluted earnings (loss) per share:				
2005	$ 0.04	$ 0.07	$ (0.08)	$ (0.22)
2004	$ (0.11)	$ (0.04)	$ 0.07	$ 0.09

Item 9A. Controls and Procedures

1. Evaluation of Disclosure Controls and Procedures. The Company maintains disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. These disclosure controls and procedures are designed and maintained by or under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, as required by the rules of the SEC. The Company's Chief Executive Officer and Chief Financial Officer are responsible for evaluating the effectiveness of the disclosure controls and procedures. Based on their evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this report, the Chief Executive and Chief Financial Officers believe that the disclosure controls and procedures were not effective, due to the material weakness disclosed below.

Due to this material weakness, in preparing our financial statements for the year ended December 31, 2005, we performed additional analysis and other post-closing procedures related to our revenue recognition documentation and classification for non-routine complex transactions to reasonably assure that such financial statements were stated fairly in all material respects in accordance with US generally accepted accounting principles.

2. Changes in Internal Control Over Financial Reporting. During the year ended December 31, 2005, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's financial reporting.

3. Management's Report on Internal Control over Financial Reporting

Management is responsible for evaluating, establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Management recognizes its responsibility for establishing and maintaining a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and corporate conduct.

The Company's internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded properly to allow for the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the Board of Directors;
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements; and
- Provide reasonable assurance as to the detection of fraud.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changing conditions, effectiveness of internal control over financial reporting may vary over time. The Company's processes contain self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on criteria for effective internal control described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified as of December 31, 2005:

The Company had three significant non-routine complex transactions, whereby the Company did not properly document and support its initial analysis of the terms and conditions of these agreements to ensure proper revenue recognition and classification. Further analysis resulted in a deferral of revenue for the transactions in the fourth quarter and filing an amendment of the Company's Form 10-Q for the quarter ended September 30, 2005.

Based on its assessments, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2005 due to the material weakness described above.

BDO Seidman LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, was engaged to attest to and report on management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. Its report is included herein.

4. Management's Remediation Efforts. Subsequent to December 31, 2005, we have taken the following steps to improve our internal control over documentation and classification of revenues related to non-routine transactions.

- Improved the documentation process for non-routine complex transactions
- Improved the procedures related to non-routine complex transactions to ensure proper classification in the financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Progressive Gaming International Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Progressive Gaming International Corporation and Subsidiaries (the "Company") did not maintain effective internal control over financial reporting as of December 31, 2005, because of the effects on revenue recognition based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express and opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment:

The Company had three significant non-routine complex transactions, whereby the Company did not properly document and support its initial analysis of the terms and conditions of these agreements to ensure proper revenue recognition and classification. Further analysis resulted in a deferral of revenue for the transactions in the fourth quarter and filing an amendment of the Company's Form 10-Q for the quarter ended September 30, 2005. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2005 financial statements, and this report does not affect our report dated March 28, 2006 on those consolidated financial statements.

In our opinion, management's assessment that Progressive Gaming International Corporation did not maintain effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Progressive Gaming International Corporation has not maintained effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ BDO Seidman, LLP

Los Angeles, California
March 28, 2006

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), and have posted the text of the policy on our website (www.progressivegaming.net). In addition, we intend to promptly disclose (i) the nature of any amendment to the policy that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and (ii) the nature of any waiver, including an implicit waiver, from a provision of the policy that is granted to one of these specified individuals, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information relating to securities authorized for issuance under our equity compensation plans is set forth in "Item 5, Market for Registrant's Common Stock, Related Stockholder Matters and Issuer Repurchases of Equity Securities" above in this Annual Report.

Item 13. Certain Relationships and Related Transactions

Item 14. Principal Accountant Fees and Services

Except as set forth above, the information required by Items 10 through 14 is set forth under the captions "Election of Directors," "Management," "Executive Compensation," "Principal Stockholders" and "Certain Transactions" in Progressive Gaming International Corporation's definitive Proxy Statement for its 2006 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, which sections are incorporated herein by reference as if set forth in full.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) and (2) Financial Statements and Schedules

The Financial Statements and Schedules filed as part of this report are listed in the Index to Consolidated Financial Statements under Item 8.

(3) Exhibits

See the list in paragraph (b) below. Each management contract or compensatory plan or arrangement required to be identified by this item is so designated in such list.

(b) Exhibits

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger and Reorganization, dated February 19, 2005, by and among the Company, Viking Acquisition Sub, Inc., Viking Merger Subsidiary, LLC and VirtGame Corp., incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on February 23, 2005.
2.2	Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated July 29, 2005, by and among the Company, Viking Acquisition Sub, Inc., Viking Merger Subsidiary, LLC and VirtGame Corp., incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on August 4, 2005.
2.3	Asset Purchase Agreement, dated May 6, 2005, by and between the Company and MSG Acquisition, LLC, now known as Mikohn Signs and Graphics, LLC., incorporated by reference to Exhibit 10.14 to the Quarterly Report on Form 10-Q filed on August 9, 2005.
2.4	Share Purchase Agreement for the sale and purchase of all the issued share capital of EndX Group Limited, dated September 6, 2005, by and among the Company, Nicholas Boyes-Hunter and others, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 9, 2005.
3.1	Amended and Restated Articles of Incorporation, incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 33-69076).
3.2	Amended and Restated Bylaws, incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 33-69076).
3.3	Certificate of Designation, Rights, Preferences, and Rights of Series A Junior Participating Preferred Stock of the Company, incorporated by reference to Exhibit A of Exhibit 3 to the Registration Statement on Form 8-A filed on August 2, 2000.
4.1	Specimen Certificate of common stock of the Company, incorporated by reference to the Company's Registration Statement on Form S-1 (No. 33-69076).
4.2	Rights Agreement, dated June 14, 1999, by and between the Company and U.S. Stock Transfer Corporation, as the Rights Agent, incorporated by reference to Exhibit 3 to the Company's Registration Statement on Form 8-A filed on August 2, 2000.
4.3	Form of Warrant, dated October 22, 2003, incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 dated January 9, 2004.
4.4	Warrant Agreement, dated August 22, 2001, by and among the Company and Firstar Bank, N.A., incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-3 filed on September 14, 2001.
4.5	Indenture, dated August 22, 2001, by and among the Company, Firstar Bank, N.A. and the Guarantors, incorporated by reference to Exhibit 4.8 of the Company's Registration Statement on Form S-3 filed on September 14, 2001.
4.6	Guarantee, dated August 22, 2001, by and among the Guarantors named therein, incorporated by reference to Exhibit 4.9 of the Company's Registration Statement on Form S-3 filed on September 14, 2001.
4.7	Pledge and Security Agreement, dated August 22, 2001, by and among the Company, Firstar Bank, N.A. and the Guarantors named therein, incorporated by reference to Exhibit 4.10 of the Company's Registration Statement on Form S-3 filed on September 14, 2001.

Exhibit Number	Description of Document
4.8	Deed of Trust, Security Agreement and Fixture Filing with Assignment of Rents, dated August 22, 2001, by and among the Company, Stewart Title of Nevada and Firstar Bank, N.A., incorporated by reference to Exhibit 4.11 of the Company's Registration Statement on Form S-3 filed on September 14, 2001.
4.9	Trademark Security Agreement, dated August 22, 2001, by and between the Company and Firstar Bank, N.A., incorporated by reference to Exhibit 4.12 of the Company's Registration Statement on Form S-3 filed on September 14, 2001.
4.10	Patent Security Agreement, dated August 22, 2001, by and between the Company and Firstar Bank, N.A., incorporated by reference to Exhibit 4.13 of the Company's Registration Statement on Form S-3 filed on September 14, 2001.
4.11	Copyright Security Agreement, dated August 22, 2001, by and between the Company and Firstar Bank, N.A., incorporated by reference to Exhibit 4.14 of the Company's Registration Statement on Form S-3 filed on September 14, 2001.
*10.1	Summary of the Company's 2005 Incentive Compensation Plan, incorporated by reference to Exhibit 10.13 to the Quarterly Report on Form 10-Q filed on May 10, 2005.
*10.2	Summary of 2005 compensation for the Company's non-employee directors, incorporated by reference to Exhibit 10.15 to the Quarterly Report on Form 10-Q filed on May 10, 2005.
*10.3	2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.17 to the Company's Current Report on Form 8-K filed on June 28, 2005.
*10.4	Director Stock Option Plan, as amended, incorporated by reference to Exhibit 10.18 to the Company's Current Report on Form 8-K filed on June 28, 2005.
*10.5	Stock Option Plan, as amended, incorporated by reference to the Company's Definitive Proxy Statement filed on July 19, 2004.
*10.6	Employee Stock Incentive Plan, as amended, incorporated by reference to Exhibit 10.25 to the Quarterly Report on Form 10-Q filed on August 14, 2003.
*10.7	New Hire Equity Incentive Plan, incorporated by reference to Exhibit 99.1 of the Company's Current Report Form 8-K filed on February 17, 2005.
*10.8	Amended and Restated Employment Agreement, dated January 1, 2005, by and between the Company and Russel H. McMeekin, incorporated by reference to Exhibit 99.2 of the Company's Current Report Form 8-K filed on February 17, 2005.
*10.9	Amended and Restated Employment agreement, dated August 10, 2004, by and between the Company and Michael A. Sicuro, incorporated by reference to Exhibit 10.33 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.
*10.10	Amended and Restated Employment Agreement, dated August 10, 2004, by and between the Company and Robert A. Parente, incorporated by reference to Exhibit 10.35 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.
*10.11	Employment Agreement, dated July 1, 2005, by and between the Company and Neil Crossan.
*10.12	Employment Agreement, dated June 6, 2005, by and between the Company and Thomas Galanty.
10.13	Form of Indemnification Agreement by and between the Company and its directors and executive officers, incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 33-69076).
10.14	Letter Agreement, dated June 13, 2005, by and between the Company and IGT, incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on June 17, 2005.

Exhibit Number	*Description of Document*
10.15†	Product Development and Integration Agreement, dated June 13, 2005, by and among the Company, Shuffle Master, Inc. and IGT, incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K/A filed on August 8, 2005.
10.16†	Binding Memorandum of Understanding, dated June 13, 2005, by and between the Company and IGT, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K/A filed on August 8, 2005.
10.17†	Non-Exclusive Patent License, dated June 13, 2005, by and among the Company, Shuffle Master, Inc., and IGT, incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K filed on June 17, 2005.
10.18	Underwriting Agreement, dated November 4, 2005, by and among the Company, CIBC World Markets Corp., as representative of the underwriters named on Schedule I thereto, and the selling stockholders named in Schedule II thereto, incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed on November 10, 2005.
10.19	Consulting and Confidentiality Agreement, dated September 19, 2005, by and between the Company and Michael F. Dreitzer.
21.1	Subsidiaries.
23.1	Consent of BDO Seidman, LLP.
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contracts and compensation plans

† Confidential treatment has been granted for certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION

March 31, 2006

by: /s/ MICHAEL A. SICURO
Michael A. Sicuro
Executive Vice President, Chief Financial Officer, Secretary and Treasurer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Russel H. McMeekin and Michael A. Sicuro, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RUSSEL H. MCMEEKIN. Russel H. McMeekin	Chief Executive Officer (Principal Executive Officer)	March 31, 2006
/s/ MICHAEL A. SICURO Michael A. Sicuro	Executive Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer)	March 31, 2006
/s/ HEATHER A. ROLLO Heather A. Rollo	Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	March 31, 2006
/s/ PETER G. BOYNTON Peter G. Boynton	Chairman of the Board	March 31, 2006
/s/ PAUL A. HARVEY Major General Paul A. Harvey (Ret)	Director	March 31, 2006
/s/ TERRANCE W. OLIVER Terrance W. Oliver	Director	March 31, 2006
/s/ RICK L. SMITH Rick L. Smith	Director	March 31, 2006
/s/ DOUGLAS M. TODOROFF Douglas M. Todoroff	Director	March 31, 2006

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Corporate Information

BOARD OF DIRECTORS

Peter G. Boynton
Chairman of the Board

Maj. Gen. Paul A. Harvey (Ret.)
Director

Terrance W. Oliver
Director

Rick L. Smith
Director

Douglas M. Todoroff
Director

EXECUTIVE OFFICERS

Russel H. McMeekin
President and Chief Executive Officer

Michael A. Sicuro
Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Robert J. Parente
Executive Vice President, Sales and Marketing

Robert B. Ziems
Executive Vice President, General Counsel

Thomas M. Galanty
Executive Vice President and Chief Technology Officer

Neil Crossan
Executive Vice President, International Division

Heather A. Rollo
Vice President of Finance and Chief Accounting Officer

CORPORATE HEADQUARTERS

Progressive Gaming International Corporation
920 Pilot Road
Las Vegas, NV 89119

INTERNATIONAL OFFICES

Lane Cove, New South Wales, Australia
612-949-0800

Amsterdam, The Netherlands
31-3066-66646

Tallinn, Estonia
372-6285023

Oldham, United Kingdom
44-161-683-3300

COMMON STOCK

Listed on the NASDAQ National Market System
Symbol: PGIC

OUTSIDE COUNSEL

Cooley Godward LLP
4401 Eastgate Mall
San Diego, CA 92121

AUDITORS—2005

BDO Seidman, LLP
1900 Avenue of the Stars, 11th Floor
Los Angeles, CA 90067

AUDITORS—2006

Ernst & Young LLP
3800 Howard Hughes Parkway
Suite 1450
Las Vegas, NV 89109

TRANSFER AGENT & REGISTRAR

US Stock Transfer Company
1745 Avenue, 2nd Floor
Glendale, CA 91204

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Thursday, June 22, 2006.

INVESTOR COMMUNICATION

For further information contact:
Investor Relations
702-896-3890

designed by curran & connors, inc. / www.curran-connors.com

PROGRESSIVE GAMING INTERNATIONAL CORPORATION
920 PILOT ROAD
LAS VEGAS, NEVADA 89119